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Filed pursuant to Rule 424(b)(3)
Commission File No. 333-114105

        PROSPECTUS

Merisant Company

OFFER TO EXCHANGE

$225,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2013, which have been registered under the Securities Act, for any and all of its outstanding
9 1/2% Senior Subordinated Notes due 2013.

        We are offering to exchange our 9 1/2% senior subordinated notes due 2013, or the "exchange notes," for our currently outstanding 9 1/2% senior subordinated notes due 2013, or the "outstanding notes." We sometimes refer to the exchange notes and the outstanding notes collectively as the "notes." The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

        The principal features of the exchange offer are as follows:

  •
  The exchange offer expires at 5:00 p.m., New York City time, on September 29, 2005, unless extended.

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

  •
  We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

  •
  The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the SEC.

  •
  The exchange of exchange notes for outstanding notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, as defined herein, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Investing in the exchange notes involves risks. See "Risk Factors" beginning on page 14.

        Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 29, 2005.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these exchange notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of that jurisdiction.

FORWARD LOOKING STATEMENTS

        All statements, other than statements of historical facts, included in this prospectus, are forward-looking statements. In particular, statements that we make under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" relating to overall volume trends, pricing trends and industry forces, anticipated results, expectations regarding future performance, expectations for funding capital expenditures and operations and changes in market share and the sufficiency of capital to meet working capital, capital expenditures requirements and our strategies are forward-looking statements. When used in this document, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements.

        These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements. The factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading "Risk Factors."

PRESENTATION OF FINANCIAL INFORMATION

        Our fiscal year ends on December 31 of each year.

        We acquired the assets that form the basis of our tabletop sweetener business from Monsanto Company, or Monsanto, on March 17, 2000. Monsanto did not operate its tabletop sweetener business through one or more separate entities substantially dedicated to the assets we acquired, and it represented only a portion of one of Monsanto's lines of business. Contemporaneously with this disposition, Monsanto also divested its sweetener ingredients assets along with two other related divisions from the same line of business. As a result, we do not have a predecessor for financial reporting purposes and we do not present the results of operations of any predecessor entity in this prospectus.

        We make references to retail sales and the retail market. These references do not include sales through the food service channel, which, to our knowledge, is not independently tracked.

        In this prospectus, Bank EBITDA excludes interest expense, income tax expense and depreciation and amortization as well as items such as expenses related to start-up costs, restructuring expenses, expenses related to our parent's withdrawn offering of income deposit securities and other transaction fees, and certain other non-cash items (including non-cash derivative gains and losses). Pursuant to the third amendment of our senior credit facility, Bank EBITDA for the year ended December 31, 2004 and the six months ended June 30, 2005 also excludes certain significant charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness. Bank EBITDA is presented in this prospectus because we believe that it is a useful supplement to cash flow from operating activities in understanding cash flows generated from operations that are available for tax, debt service and capital expenditures. Bank EBITDA as presented herein is the measure upon which the covenants contained in our senior credit facility are measured. However, Bank EBITDA is not a measure of liquidity under GAAP. Accordingly, while providing useful information with respect to an assessment of our liquidity as impacted by the covenants in our primary debt obligations, this measure should not be considered in isolation from, or as a substitute for, consolidated statement of cash flow data prepared in accordance with GAAP as an indication of our liquidity. In addition, the Bank EBITDA measure presented may differ from, and may not be comparable to, similarly titled measures used by other companies.

i

        We sometimes refer to standard case and CAGR in this prospectus. We define standard case as the equivalent in sweetness power of 1,200 teaspoonfuls of sugar. CAGR refers to compound annual growth rate.

INDUSTRY AND MARKET DATA

        We generate market and competitive position data to measure the performance of, and plan for, our business. We obtained the market and competitive position data used throughout this prospectus from our own research as well as surveys or studies conducted by third parties and industry or general publications. In particular, historical and projected retail sales of low calorie tabletop sweeteners, and the growth rates of such historical retail sales, are derived from data generated by the market research firms A.C. Nielsen Co., which we refer to as ACNielsen, and Information Resources, Inc., which we refer to as IRI, where available. Where third party data is unavailable or does not cover the entire segment of the market being reviewed, we formulate estimates based upon internal data, including, for example, regional sales and pricing data. Where market and competitive position data used in this prospectus contain such estimates, we have so indicated by using the words "management estimates," "our market research," "we estimate," "an estimated" and "we believe." Certain brand awareness and loyalty figures in this prospectus were derived from a study conducted by Taylor Nelson Sofres plc, which we refer to as TNS, which study we commissioned and funded for use in our business. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data. Similarly, we believe that our internal research is reliable, but it has not been verified by any independent sources.

TRADEMARKS

        We have proprietary rights to a number of trademarks, including Equal®, Canderel®, Misura®, Same®, Mivida™, Sucaryl™ and Chuker™, which are material to our business. We have licensed from The NutraSweet Company the right to use the NutraSweet® trademark in our tabletop sweetener business. Unless otherwise indicated, all other trademarks or service marks referred to in this prospectus are the property of their respective owners and are not our property.

ii

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. You should read this summary together with the more detailed information that is contained in this prospectus. Unless otherwise indicated or the context requires otherwise, all references in this prospectus to "Merisant," "our company," "we," "us," "our," or similar references mean Merisant Company and its consolidated subsidiaries and references to "notes" means the outstanding notes and the exchange notes.

Our Company

        We are a worldwide leader in the marketing of low calorie tabletop sweeteners, with an estimated 26% dollar share as of December 31, 2004 of a growing global retail market which we estimate at $1.4 billion. We believe that we have the leading dollar market share as of December 31, 2004 in 11 of the top 20 countries for low calorie tabletop sweetener sales. Our brands, including our premium-priced brands Equal® and Canderel®, are sold in over 85 countries and are among the most recognized low calorie tabletop sweetener products in the world, with brand awareness estimated above 80% in each of their respective key markets. The strength of our leading brands is evidenced by price premiums relative to most of our competitors. We have a global infrastructure, including manufacturing operations whose principal activity is to blend and package our products.

        For the year ended December 31, 2004, we generated net sales of $347.7 million and a net loss of $5.2 million. We generated income before income taxes of $2.0 million for the year ended December 31, 2004. For the six months ended June 30, 2005, we generated net sales of $155.1 million and a net loss of $3.0 million. We generated income before income taxes of $0.9 million for the six months ended June 30, 2005.

        Our strong margins and low capital expenditures help us generate significant cash flows. Cash flow from operating activities was $44.5 million and $64.6 million for the years ended December 31, 2004 and 2003, respectively, and $21.1 million for the six months ended June 30, 2004. For the six months ended June 30, 2005, cash used in operating activities was $1.0 million. Bank EBITDA was $87.3 million and $110.2 million for the years ended December 31, 2004 and 2003, respectively, and $33.0 million and $38.0 million for the six months ended June 30, 2005 and 2004, respectively. For a reconciliation of Bank EBITDA to cash flow from operating activities, see page 27 of this prospectus. Prior to our refinancing in July 2003, we had repaid approximately $149.4 million, or 34%, of the debt we incurred in connection with our formation as a stand-alone company in March 2000. As of June 30, 2005, we have repaid approximately $73.9 million, or 15%, of the debt incurred in connection with the refinancing.

        Our typical customer tends to be female, over 35 years of age and either a member of a diabetic household or a dieter. Our core customer base is growing as a result of an increased level of health consciousness and product awareness among consumers, as well as an aging population and an increased number of diabetics and persons who are glucose intolerant. We believe that these demographic trends have been primarily responsible for growth in the low calorie tabletop sweetener industry. We estimate that total sales of low calorie tabletop sweeteners have grown by 7% from 2003 to 2004. This growth has been accompanied by increased competition within the industry. According to LMC International Ltd, or LMC, global demand for low calorie tabletop sweeteners grew at a CAGR of 3% between 1990 and 2000 to 952,000 tons of sugar equivalent, but it only represented 2% of total tabletop sweetener demand. As a result, we believe there is substantial room for further growth in the low calorie tabletop sweetener industry.

        We sell through multiple channels of distribution, including grocery and pharmacy retailers, food service distributors, mass merchandisers and club/warehouse retailers. We use distributors and brokers to distribute our products throughout the world and sell our products directly to selected customers in our largest markets. In 2004, $74.7 million, or 21% of our net sales, were made to Heinz U.S.A., which we refer to as Heinz, our primary distributor to the grocery and food service customers in the United States. Other than Heinz, no customer, including those serviced by Heinz, accounted for greater than 10% of our total net sales in 2004. We enjoy good relationships with our customers, who include well-known mass merchandisers such as Wal-Mart, Sam's and Costco, restaurant chains such as McDonald's and Starbucks and grocery chains such as Kroger and Carrefour.

        The key ingredient in a majority of our products, including Equal® and Canderel®, is aspartame, although we also offer tabletop products sweetened with saccharin and other blended low calorie tabletop sweeteners. We currently obtain a majority of our aspartame from the same third party manufacturer that supplies it as a sweetening ingredient to many leading low calorie food and beverage manufacturers. We believe aspartame is one of the most thoroughly tested low calorie tabletop sweeteners, and has gained widespread acceptance among consumers.

        Our global business model results from 25 years of experience in the low calorie tabletop sweetener industry, first as a division of G.D. Searle & Co., or Searle, and later Monsanto, and currently as a stand-alone company. Our global infrastructure includes manufacturing operations in the United States and Argentina and facilities in Europe that are operated by third parties. We are the only competitor in the low calorie tabletop sweetener market with global infrastructure and presence, which provides us with a competitive advantage over companies that compete in regional markets. The low calorie tabletop sweetener market remains fragmented, and most of our competitors focus on distinct markets and products. Our global scale allows us to work with leading suppliers in local markets and to develop local distribution channels. We will continue to look for opportunities to leverage our global presence and enhance global efficiencies in our business.

Our Strengths

        We believe that our strengths include:

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  Leading global market position.  We are a leading global marketer of low calorie tabletop sweeteners, with an estimated 26% dollar share of the global retail market in 2004.

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  Strong brand equity and brand portfolio.  Over the past 25 years, our brands have benefited from significant investments in consistent quality production and brand awareness. This brand equity is elastic and we believe it will allow us to expand by developing new products and new uses for our existing products.

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  Unmatched global scale.  We are the only global competitor in the marketplace that is focused primarily on the low calorie tabletop sweetener business.

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  Strong cash flow characteristics.  Supported by a unique combination of strong brand equity, high consumer loyalty, attractive margins and low capital expenditures, we have consistently produced strong cash flows, regardless of economic conditions, which have allowed us to pay down substantial debt.

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  Experienced and motivated management team.  Our senior management team has extensive experience in global brand management and the consumer products industry in markets around the world.

Our Business Strategy

        Our business strategy since our inception has been to enhance and develop world-class brands that drive cash flow and create value. By capitalizing on the strength of our existing brand portfolio and global infrastructure, we believe we will achieve steady revenue growth and strong cash flows through identifiable near-term initiatives, including:

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  Expand our sales by promoting new usage among our existing consumers.

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  Expand the Equal® and Canderel® brand positioning to attract new users into our franchise.

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  Gain market share among current users of low calorie tabletop sweeteners.

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  Continue to improve efficiencies and margins throughout our operations.

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  Execute aggressive marketing plans in our key markets to enhance our brands.

        We believe that we have additional opportunities to achieve sustainable long-term growth by capitalizing on positive consumer macro-trends, which include the increasing health consciousness of consumers, the aging of the population, and the increasing incidence of diabetes, through the following initiatives:

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  Continue brand-repositioning efforts to capture category growth.

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  Increase the pace of innovation to bring new products and brand extensions to the market.

Our History and Corporate Structure

        The main sweetening ingredient in our leading tabletop brands, aspartame, was discovered in 1965 by Dr. James Schlatter while doing research at Searle on amino acids. By the early 1980s, after many years of testing before being approved for consumer use, the product was being marketed as Canderel® in much of Europe and as Equal® in the United States. In 1985, Monsanto entered the low calorie sweetener market through its acquisition of Searle. Monsanto sold assets that now form the basis of our tabletop sweetener business to an investor group led by an affiliate of Pegasus Capital Advisors, L.P. on March 17, 2000 and the business was named Merisant Company.

        The following chart illustrates our company's structure:

*
Where required by local law, a nominal number of shares may be held by directors or other persons.

Summary of the Exchange Offer

        For a more complete description of the terms of the exchange offer, see "The Exchange Offer" below in this prospectus.

Notes Offered	$225 million aggregate principal amount of 9 1/2% senior subordinated notes due 2013.
Exchange Offer
We are offering to exchange $1,000 principal amount of our 9 1/2% senior subordinated notes due July 15, 2013, which have been registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, for each $1,000 principal amount of our currently outstanding 9 1/2% senior subordinated notes due July 15, 2013, which were issued in a private offering on July 11, 2003. You are entitled to exchange your outstanding notes for freely tradable exchange notes with substantially identical terms to the outstanding notes. The exchange offer is intended to satisfy your registration rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes. Accordingly, if you do not exchange your outstanding notes, you will not be able to reoffer, resell or otherwise dispose of your outstanding notes unless you comply with the registration and prospectus delivery requirements of the Securities Act, or if there is an exemption available.

We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 29, 2005. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes except that:
• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;
• the exchange notes bear a different CUSIP number than the outstanding notes; and
•
the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.
See "The Exchange Offer."

Transferability of Exchange Notes
We believe you will be able to transfer freely the exchange notes without registration or any prospectus delivery requirement so long as you are able to make the representations listed under "The Exchange Offer—Purpose and Effect of the Exchange Offer—Transferability." If you are a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities, you must deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 29, 2005, which time and date we call the expiration date, unless we decide to extend it.
Conditions to the Exchange Offer
The exchange offer is subject to several customary conditions, which may be waived by us prior to the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.
Procedures for Tendering Outstanding Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of it, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal to arrive by 5:00 p.m., New York City time, on the expiration date. If you hold outstanding notes through the Depository Trust Company, which we refer to as DTC, you may use DTC's Automated Tender Offer Program to tender your outstanding notes, by which you will agree to be bound by the letter of transmittal.
By executing the letter of transmittal, you will represent to us that, among other things:
	•	you, or the person or entity receiving the related exchange notes, are acquiring the exchange notes in the ordinary course of business;
	•	neither you nor any person or entity receiving the related exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;
	•	neither you nor any person or entity receiving the related exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;
	•	you are not affiliated with us; and
	•	you are not acting on behalf of any person or entity that could not truthfully make these statements.

See "The Exchange Offer—Procedures for Tendering Outstanding Notes" and "Plan of Distribution."
Special Procedures for Beneficial Holders
If you are the beneficial holder of outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should contact the person in whose name your outstanding notes are registered promptly and instruct that person to tender on your behalf. See "The Exchange Offer—Procedures for Tendering Outstanding Notes."
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and you cannot deliver those outstanding notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures set forth under "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Outstanding Notes and Delivery of Exchange Notes
Subject to certain conditions, we will accept for exchange any and all outstanding notes which are properly tendered and not withdrawn as of 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. See "The Exchange Offer—Exchange Date."
Effect of Not Tendering
Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Because the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See "The Exchange Offer—Consequences of Failure to Exchange."
Interest on the Exchange Notes and the Outstanding Notes
The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the outstanding notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.
Withdrawal Rights	You may withdraw tenders at any time prior to 5:00 p.m., New York City time, on the expiration date pursuant to the procedures described under "The Exchange Offer—Withdrawal Rights."

Summary of Federal Income Tax Consequences
The exchange of outstanding notes for exchange notes will not be a taxable event for United States federal income tax purposes. You will not recognize any taxable gain or loss as a result of exchanging outstanding notes for exchange notes and you will have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange. See "Summary of U.S. Federal Income Tax Considerations."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.
Exchange Agent
Wells Fargo Bank, National Association is serving as exchange agent in connection with the exchange notes. The address, telephone number and facsimile number of the exchange agent is set forth under "The Exchange Offer—Exchange Agent."

The Exchange Notes

        The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Merisant Company
Notes Offered	$225 million in aggregate principal amount of 9 1/2% senior subordinated notes due 2013.
Maturity Date	July 15, 2013.
Interest Payments	Interest will be payable semiannually in arrears on January 15 and July 15 of each year.
Guaranties
Our obligations under the exchange notes will be jointly and severally guaranteed on a senior subordinated basis by each of our U.S. subsidiaries on the terms and subject to certain exceptions provided in the indenture. For the year ended December 31, 2004, our guarantor subsidiaries provided approximately $149.9 million, or 43%, of our consolidated revenues and $19.6 million, or 52%, of our operating income. Our non-guarantor subsidiaries generated all or nearly all operating cash flows for all periods presented in this prospectus. See "Description of the Exchange Notes—Guaranties."
Optional Redemption	We may redeem some or all of the exchange notes beginning on July 15, 2008 at the redemption prices listed under "Description of the Exchange Notes—Optional Redemption."

In addition, at any time prior to July 15, 2006, we may redeem at our option on one or more occasions up to 35% of the original aggregate principal amount of the notes, at a redemption price equal to 109.5% of their principal amount plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings or cash capital contributions specified in "Description of the Exchange Notes—Optional Redemption."
Change of Control
If we experience a change of control, we will be required to make an offer to repurchase the exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. At any time on or prior to July 15, 2008, if holders of not less than 75% of the notes then outstanding have accepted such an offer, we may redeem all exchange notes that remain outstanding after such offer at a redemption price calculated in the manner described in "Description of the Exchange Notes—Optional Redemption upon a Change of Control on or prior to the First Call Date."

Ranking
The exchange notes will be subordinated in right of payment to all of our senior indebtedness. They will rank equal in right of payment with our existing and future senior subordinated indebtedness. Because the exchange notes are unsecured, secured debt and other secured obligations will effectively rank senior to the exchange notes. The guaranties will be subordinated to existing and future senior debt of the relevant guarantor. The exchange notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that have not guaranteed the exchange notes.
Restrictive Covenants	The terms of the exchange notes restrict our ability and certain of our subsidiaries' ability to, among other things:
	•	incur additional indebtedness;
	•	layer indebtedness;
	•	pay dividends or make other distributions;
	•	repurchase or redeem capital stock;
	•	make investments or other restricted payments;
	•	create liens;
	•	enter into transactions with our affiliates;
	•	sell assets or shares of capital stock of our subsidiaries;
	•	restrict dividend or other payments to us from our subsidiaries; and
	•	merge, consolidate or transfer substantially all of our assets.

Risk Factors

        Investing in the exchange notes involves substantial risks. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers before participating in the exchange offer.

Information About Us

        We are a Delaware corporation. Our chief executive offices are located at 10 South Riverside Plaza, Suite 850, Chicago, Illinois 60606. Our telephone number is (312) 840-6000. Our Internet address is www.merisant.com. The information found on our website is not a part of this prospectus.

Summary of Consolidated Financial and Operating Data

        The following table shows our summary historical consolidated financial data for the period from March 17, 2000 (our date of inception) to December 31, 2000, the years ended December 31, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, as well as our summary balance sheet and other financial data at June 30, 2005. Our summary historical consolidated financial data for the period from March 17, 2000 to December 31, 2000 and the years ended December 31, 2001, 2002, 2003 and 2004 were derived from our audited consolidated financial statements. Our summary historical consolidated financial data at June 30, 2005 and for the six months ended June 30, 2004 and 2005 were derived from our unaudited consolidated financial statements which, in the opinion of our management, include all normal, recurring adjustments necessary for the fair presentation of our financial condition and results of operations for the periods then ended. This summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by, "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus (totals may not foot due to rounding).

											Six Months Ended June 30,
			Year Ended December 31,
	Period From March 17 to December 31, 2000
			2001		2002		2003		2004		2004		2005
	(in millions, except ratios)
Operating Data:
Net sales	$278.4		$343.1		$349.6		$352.3		$347.7		$167.9		$155.1
Cost of sales	109.5		134.6		134.5		138.0		145.2		65.8		64.7

Gross profit	168.9		208.5		215.1		214.3		202.4		102.0		90.3
Operating expenses	130.2		151.5		141.2		147.7		164.9		84.8		75.8

Income from operations	38.7		57.0		73.9		66.7		37.5		17.3		14.6
Interest expense, net	36.2		42.2		33.6		36.5		43.7		21.9		22.6
Cost of refinancing	—		—		7.1		29.8		—		—		—
Euro-denominated loan foreign exchange loss (gain)	—		—		—		5.2		3.8		(1.5)		(4.8)
Other expense (income), net	(0.4)		1.1		0.3		(8.0)		(12.0)		(5.3)		(4.1)
Provision for income taxes	5.1		7.4		8.1		19.7		7.2		2.1		3.9

Net income (loss)	$(2.2)		$6.3		$24.7		$(16.4)		$(5.2)		$0.1		$(3.0)

Other Financial Data:
Depreciation and amortization	$33.7		$44.7		$38.3		$33.2		$36.6		$19.3		$16.4
Capital expenditures	8.8		15.4		7.1		6.0		12.2		6.1		1.3
Cash flows provided by (used in) operating activities	72.0		43.1		55.7		64.6		44.5		21.1		(1.0)
Ratio of earnings to fixed charges	1.1	x	1.3	x	1.9	x	1.1	x	1.0	x	1.1	x	1.0	x
Supplemental Data:
Bank EBITDA(1)	$93.5		$115.0		$115.6		$110.2		$87.3		$38.0		$33.0

At June 30, 2005
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$9.7
Working capital(2)	28.9
Total tangible assets	163.0
Total assets	509.2
Total debt(3)	440.2
Total liabilities	546.7

(1)
"Bank EBITDA" as presented herein is the measure upon which the covenants contained in our senior credit facility are measured. Bank EBITDA excludes interest expense, income tax expense and depreciation and amortization, as well as items such as expenses related to start-up costs, restructuring expenses, expenses related to our parent's withdrawn offering of income deposit securities and other transaction fees and certain other non-cash items (including non-cash derivative gains and losses). Pursuant to the third amendment of our senior credit facility, Bank EBITDA for the year ended December 31, 2004 and the six months ended June 30, 2005 also excludes certain significant charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness.

The following table illustrates the reconciliation of Bank EBITDA to cash flow from operating activities, which management believes is the most nearly equivalent GAAP measure. The adjustments set forth below are those relevant to the periods presented.

						Six Months Ended June 30,
		Year Ended December 31,
	Period From March 17 to December 31, 2000
		2001	2002	2003	2004	2004	2005
	(in millions)
Net cash provided by (used in) operating activities	$72.0	$43.1	$55.7	$64.6	$44.5	$21.1	$(1.0)
Provision for income taxes, net of deferred income tax provision	6.8	5.4	3.8	9.8	4.3	2.2	3.0
Interest expense, net of non-cash interest expense	33.7	39.2	31.0	34.1	41.3	20.7	21.3
Cash costs of refinancing	—	—	5.3	—	0.7	—	(0.1)
Start-up expenses(a)	20.7	13.7	0.7	—	—	—	—
Restructuring expenses(b)	—	0.7	2.3	8.0	4.4	1.8	1.9
Other non-cash items(c)	—	—	0.7	(0.2)	5.0	0.0	0.1
Equity in (income) loss of affiliates	—	0.4	0.1	(0.1)	0.1	0.3	0.1
Net change in operating assets and liabilities	(39.7)	12.5	15.9	(6.0)	(13.0)	(8.1)	7.7

Bank EBITDA	$93.5	$115.0	$115.6	$110.2	$87.3	$38.0	$33.0

(a)
Start-up expenses, which we expense as incurred, are costs incurred in connection with the organization of our company. We include start-up expenses as operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

(b)
During July 2001, we announced that as a result of our evaluation of strategic options, we would immediately begin implementing a plan designed to improve both financial results and the long-term value of the business. We announced a subsequent phase of this plan in June 2002. The charges principally relate to planned employee termination costs that have been announced in each of the respective periods. The restructuring liability as of the end of each period is included in accrued expenses and other liabilities in our consolidated balance sheets. Restructuring expenses for the year ended December 31, 2003 include a non-cash component of $0.3 million, which is excluded from restructuring expenses for the purpose of reconciling net cash provided by operating activities to Bank EBITDA.

(c)
Other non-cash items consist of certain non-cash expenses (income) and, for the year ended December 31, 2004 and the six months ended June 30, 2005, certain significant charges related to obsolete or slow moving inventory and uncollectible receivables that are not included in our definition of Bank EBITDA.

Bank EBITDA is presented herein because we believe it a useful supplement to cash flow from operating activities in understanding cash flows generated from operations that are available for tax, debt service and capital expenditures. The covenants contained in our senior credit facility contain ratios based on this measure of Bank EBITDA. If our Bank EBITDA were to decline below certain levels, covenants in our senior credit facility that are based on Bank EBITDA, including interest coverage ratio and leverage ratio, could result in, among other things, a default under our senior credit facility. These covenants are summarized under "Description of Certain Indebtedness." However, Bank EBITDA is not a measure of liquidity under GAAP. Accordingly, while providing useful information, these measures should not be considered in isolation or as a substitute for consolidated statement of cash flow data prepared in accordance with GAAP as an indication of our liquidity. In addition, the Bank EBITDA measure presented may differ from, and may not be comparable to, similarly titled measures used by other companies.

(2)
Working capital is defined as total current assets minus total current liabilities.

(3)
Excludes capital lease obligations of $0.2 million at June 30, 2005 and includes outstanding borrowings of $10.0 million under our revolving loan facility at June 30, 2005.

RISK FACTORS

        An investment in the exchange notes is subject to various risks, including the risks discussed below. These risks should be considered carefully with the information provided elsewhere in this prospectus before deciding to participate in the exchange offer.

Risks Related to the Exchange Offer

  There has been no prior market for the exchange notes and therefore your ability to sell the exchange notes may be limited.

        Following the completion of this exchange offer, the exchange notes will be freely tradable by most holders. See "The Exchange Offer." We do not intend to list the exchange notes on any United States or foreign securities exchange. We can give no assurances concerning the liquidity of any market that may develop for the exchange notes, the ability of any investor to sell the exchange notes, or the price at which investors would be able to sell their exchange notes. If a market for the exchange notes does not develop, investors may be unable to resell the exchange notes for an extended period of time, if at all. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the exchange notes as collateral for loans.

        We also cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes or, in the case of any holders of outstanding notes that do not exchange them, the trading market for those notes following the offer to exchange those notes for exchange notes. Future trading prices of the outstanding notes and exchange notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  our ability to complete the offer to exchange the outstanding notes for the exchange notes;

  •
  the interest of securities dealers in making a market for the outstanding notes and the exchange notes; and

  •
  the market for similar securities.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in the prices of these securities. There can be no assurance that the market for the outstanding notes or the exchange notes will not be subject to similar disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

  Failure to exchange your outstanding notes will leave them subject to transfer restrictions.

        Any outstanding notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. After this exchange offer, holders of outstanding notes will not have any further rights under the registration rights agreement, with limited exceptions. In general, outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We currently do not anticipate registering the outstanding notes under the Securities Act. As outstanding notes are tendered and accepted in the exchange offer, the aggregate principal amount of outstanding notes will decrease, which decrease will decrease their liquidity. Any market for outstanding notes that are not exchanged could be adversely affected by the conclusion of this exchange offer.

  Late deliveries of the outstanding notes and other required documents could prevent a holder from exchanging its notes.

        Holders are responsible for complying with all exchange offer procedures. Issuance of exchange notes in exchange for outstanding notes will only occur upon completion of the procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering Outstanding Notes." Therefore, holders of outstanding notes who wish to exchange them for exchange notes should allow sufficient time for completion of the exchange procedures. We are not obligated to notify you of any failure to follow the proper procedures.

  If you are a broker-dealer, your ability to transfer the exchange notes may be restricted.

        A broker-dealer that purchased outstanding notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Risks Related to the Exchange Notes and Other Indebtedness

  Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

        We have a significant amount of indebtedness. As of June 30, 2005, our total debt was $440.2 million, excluding unused revolving loan commitments under our senior credit facility and our capital lease obligation of $0.2 million, $158.6 million of which is currently scheduled to become due in January 2010. Our substantial indebtedness could have important consequences for you by adversely affecting our financial condition and thus making it more difficult for us to satisfy our obligations with respect to the exchange notes. Our substantial indebtedness could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, potential acquisition opportunities, a level of marketing necessary to maintain our current level of sales and other general corporate purposes;

  •
  increase the amount of interest expense that we have to pay, because some of our borrowings are at variable rates of interest, which will result in higher interest expense if interest rates increase, and, if and when we are required to refinance any of our indebtedness, an increase in interest rates would also result in higher interest expense;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  require refinancing, which we may not be able to do on reasonable terms;

  •
  limit our flexibility in planning for, or reacting to, competition and/or changes in our business or the industry in which we operate;

  •
  limit our ability to borrow additional funds;

  •
  restrict us from making strategic acquisitions or necessary divestitures, introducing new brands and/or products or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the exchange notes; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt and/or more financial resources.

  Despite our level of indebtedness, we will be permitted to incur substantially more debt. This could further exacerbate the risks described above.

        We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although the terms of our current debt, including the exchange notes, contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, including obligations not included within the definition of Indebtedness in the indenture governing the exchange notes. In addition, we are permitted to incur indebtedness under our senior credit facility. Under certain circumstances, the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our and our subsidiaries' currently anticipated debt levels, the substantial indebtedness risk described above would increase.

  We conduct substantially all of our operations through our subsidiaries and may be limited in our ability to access funds from these subsidiaries to service our debt, including the exchange notes. In addition, the exchange notes are not guaranteed by all of our subsidiaries.

        We conduct substantially all of our operations through direct and indirect subsidiaries and a joint venture with another company. Accordingly, we rely in part on dividends from our subsidiaries and joint venture, as well as payment of principal and interest on loans and other advances made to our affiliates, to provide funds necessary to meet our obligations, including the payment of principal and interest on the exchange notes. The ability of any subsidiary or our joint venture entity to pay dividends or make cash distributions to us may be restricted by, among other things, applicable laws, contractual restrictions and applicable joint venture rights and obligations. If we are unable to access the cash flows from our subsidiaries and joint venture, we may have difficulty meeting our debt obligations.

        Furthermore, our subsidiaries and joint venture do not have any obligation to pay amounts due on the exchange notes or to make funds available to us for these payments, unless they are guarantors of the exchange notes. None of our foreign affiliates is an obligor or guarantor in respect of the exchange notes. Only our domestic subsidiaries are guarantors of the exchange notes. As a result, if we default on our obligations under the exchange notes, you will not have any claims against any of our foreign affiliates. For the year ended December 31, 2004, our non-guarantor subsidiaries provided approximately $205.0 million, or 59% of our consolidated revenues and $27.9 million of our operating income. As of December 31, 2004, the total liabilities of our non-guarantor subsidiaries were $43.4 million. Our non-guarantor subsidiaries generated all or nearly all of our operating cash flows for all periods presented in this prospectus. In addition, the indenture allows us to create new foreign subsidiaries and invest in our foreign subsidiaries, all of whose assets you would not have any claim against. Although the indenture restricts the ability of our subsidiaries to incur additional indebtedness, those restrictions are subject to exceptions. See "—Despite our level of indebtedness, we will be permitted to incur substantially more debt. This could further exacerbate the risks described above."

  Your right to receive payments on the exchange notes is unsecured and is junior to all of our and our note guarantors' existing indebtedness and potentially some or all of our future borrowings.

        The exchange notes and the guarantees will be subordinated to the prior payment in full of our and the guarantors' current and future senior debt. As of June 30, 2005, we and our subsidiaries had $215.2 million of senior indebtedness outstanding as well as the capacity to borrow up to an additional $25.0 million under the revolving portion of our senior credit facility, and all of those borrowings would be senior to the exchange notes. In addition, our Euro Term Loan A, initially in the amount of $50.0 million, is denominated in euro, and depending upon the exchange rate between dollars and euro from time to time after the date of the Euro Term Loan A, the dollar equivalent of that loan will vary and may exceed $50.0 million to a significant extent. The indenture relating to the exchange notes permits us and our subsidiaries to incur additional senior debt under specified circumstances. Because the exchange notes are unsecured and because of the subordination provision of the exchange notes, in the event of any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding regarding us or any guarantor's assets, whether voluntary or involuntary, the holders of our and any guarantor's secured debt will be entitled to receive payment before we can make any payment with respect to the exchange notes. In addition, our rights and our creditors' rights and the rights of holders of the exchange notes to realize upon the assets of any guarantor would rank behind the claims of creditors (including trade creditors and tort claimants) of those guarantors, except to the extent that we may be a creditor with recognized claims against that guarantor. If any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on our and the guarantors' debt and the exchange notes. As a result, you may receive less than you are entitled to receive or recover nothing if any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding occurs. In addition, the indenture provides that, in the event of a payment default on senior debt, including borrowings under our senior credit facility, all payments on the exchange notes and the guarantees will be blocked, and, in the event of specified non-payment defaults on senior debt, the trustee may block payments on the exchange notes and guarantees for up to 179 of 360 consecutive days. See "Description of the Exchange Notes—Ranking."

  The exchange notes are not secured by our assets nor those of our subsidiaries, and the lenders under our senior credit facility are entitled to remedies available to a secured lender, which gives them priority over you to collect the amounts due to them.

        In addition to being subordinated to all our existing and future senior debt, the exchange notes are not secured by any of our assets or those of our subsidiaries. Our obligations under our senior credit facility may be secured by a lien on substantially all of our assets. See "Description of Certain Indebtedness." If we become insolvent or liquidated, or if payment under our secured senior indebtedness is accelerated, the holders of any other secured senior indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law, in addition to any remedies that may be available under documents pertaining to the secured senior indebtedness.

  The guarantees of our subsidiaries may not be enforceable.

        Certain of our existing and future subsidiaries guarantee our obligations under the exchange notes. If any subsidiary guarantor becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the subsidiary's guarantee. A court may do so if it found that when the guarantor entered into the guarantee or, in some states, when payments became due under the guarantee, the guarantor received less than reasonably equivalent value of fair consideration and either:

  •
  was or was rendered insolvent;

  •
  was left with inadequate capital to conduct its business; or

  •
  believed or reasonably should have believed that it would incur debts beyond its ability to pay.

        The court might also void a guarantee, without regard to the above factors, if the court found that the guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

        A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the exchange notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the guarantor.

        The test for determining solvency in these circumstances will depend on the law of the jurisdiction that is being applied. In general, a court would consider the guarantor insolvent either if the sum of its existing debts exceeds the fair value of all property, or if its assets' present fair value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

        Each guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law.

  We will be substantially restricted by the terms of the exchange notes and our other debt, which could adversely affect us and increase your credit risk.

        The indenture governing the exchange notes and our senior credit facility contain various covenants and restrictions that limit our ability and certain of our subsidiaries' ability to, among other things:

  •
  incur additional indebtedness;

  •
  layer indebtedness;

  •
  pay dividends or make other distributions;

  •
  repurchase or redeem capital stock;

  •
  make investments or other restricted payments;

  •
  create liens;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell assets or shares of capital stock of our subsidiaries;

  •
  restrict dividend or other payments to us from our subsidiaries; and

  •
  merge, consolidate or transfer substantially all of our assets.

        In addition, our senior credit facility contains covenants that require us to maintain specified financial ratios and satisfy financial tests. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities.

        We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

  Our failure to comply with restrictive covenants under the indenture or our senior credit facility could trigger prepayment obligations.

        Our failure to comply with the restrictive covenants described above as well as others in our senior credit facility could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations, financial condition and cash flows could be adversely affected by increased costs and rates. See "Description of Certain Indebtedness."

  We may not be able to fulfill our obligation to purchase the exchange notes upon a change of control and this obligation may discourage a sale or takeover of us.

        Upon the occurrence of certain events causing a change of control, we will be required to offer to repurchase the exchange notes at a purchase price equal to 101% of the outstanding principal amount thereof, together with accrued and unpaid interest. See "Description of the Exchange Notes—Change of Control." A change of control is also a default under our senior credit facility. See "Description of Certain Indebtedness." These change of control features may make a sale or takeover more difficult for us. There can be no assurance that we would have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all our obligations upon a change of control. If an offer to repurchase the exchange notes is required to be made and we do not have available sufficient funds to pay for the exchange notes, an event of default would occur under the indenture. The occurrence of an event of default could result in acceleration of the maturity of the exchange notes. See "Description of the Exchange Notes—Defaults." Furthermore, these provisions would not necessarily afford protection to holders of the exchange notes in the event of a highly leveraged transaction that does not result in a change of control. See "Description of the Exchange Notes—Change of Control."

  We are controlled by Tabletop Holdings, LLC and its interests as an equity holder may conflict with yours as a creditor.

        Tabletop Holdings, LLC, an entity formed by an affiliate of Pegasus Capital Advisors, L.P. and several other investors, beneficially owns approximately 88.7% of our parent's total outstanding common stock. Pursuant to a stockholders agreement among the stockholders of Merisant Worldwide, Inc., which we refer to as Merisant Worldwide, Tabletop Holdings, LLC has the right to designate seven of the eight potential members of our parent's Board of Directors. Although the indenture restricts our ability to pay dividends, those restrictions are subject to exceptions and, to the extent an exception is available, which may occur due to our strong cash flows, Tabletop Holdings, LLC may cause us to use our available cash to pay a dividend to our parent rather than to repay outstanding debt. The interests of Tabletop Holdings, LLC, our parent's controlling stockholder, may not in all cases be aligned with your interests as a holder of the exchange notes.

Risks Related to Our Business

  Changes in consumer preferences could decrease our revenues and cash flow.

        We are subject to the risks of evolving consumer preferences and nutritional and health-related concerns. Substantially all of our revenues are derived from the sale of low calorie tabletop sweeteners in which aspartame is the primary ingredient. To the extent that consumer preferences evolve away from low calorie tabletop sweeteners, and aspartame-based low calorie tabletop sweeteners in particular, there will be a decreased demand for our products. Consumer perception that there are low calorie tabletop sweetener alternatives that are healthier or more natural than aspartame could also decrease demand for our products. Any shift in consumer preferences away from our products, including any shift in preferences from aspartame-based products to sucralose-based products or other low calorie tabletop sweetener products, could significantly decrease our revenues and cash flows and impair our ability to fulfill our obligations under the exchange notes and to operate our business.

  Competition and consolidation may reduce our sales and margins.

        We operate in a highly competitive industry. We compete with companies that have greater capital resources, facilities and diversity of product lines than ours. Increased competition as to our products could result in reduced volumes and/or prices, both of which would reduce our sales and margins.

        Our competitors may also introduce new low-calorie sweeteners, such as has occurred with the sucralose-based low calorie tabletop sweetener, Splenda®, a product of McNeil Nutritionals, LLC, a Johnson & Johnson company who we refer to as McNeil, which could increase competition. To the extent that current users of our products switch to other low calorie sweetener products, there could be a decrease in the demand for our products.

        Our margins are also under pressure from consolidation in the retail food industry in many regions of the world. In the United States, we have experienced a shift in the channels where consumers purchase our products from the higher margin retail to the lower margin club and mass merchandisers. Such consolidation may significantly increase our costs of doing business and may further result in lower sales of our products and/or lower margins on sales. In addition, increased competition from private label manufacturers of low calorie tabletop sweeteners may have a negative impact on our sales and/or margins.

  Our business may be adversely affected by our dependence upon our suppliers.

        We rely on a limited number of suppliers for our raw materials. Currently, we are committed to a minimum purchase requirement at a fixed price for aspartame, our primary raw ingredient, from The NutraSweet Company, which we refer to as NutraSweet, pursuant to an aspartame supply agreement that expires on December 31, 2005. Contractual restrictions prevent use of this aspartame in some foreign countries, and therefore it is used primarily in the U.S. and in other markets sourced from our U.S. manufacturing facility. The remaining minimum purchase requirement significantly exceeds our projected usage for these markets in 2005. Nevertheless, we also purchase aspartame from other suppliers for use in our European markets and in other markets sourced from our European manufacturing facilities. If for any reason, NutraSweet is unable to fulfill its obligations under the aspartame supply agreement, we may be unable to meet our aspartame supply needs on terms as favorable as those we have negotiated with NutraSweet. Additionally, there are a limited number of aspartame manufacturers who have the capacity to supply our global needs and meet our quality specifications. We estimate that the current aspartame market totals approximately 16,200 metric tons per year (with a capacity of 16,500 to 17,000 metric tons per year). Failure to acquire in a timely fashion a sufficient quantity of aspartame meeting our specifications would negatively impact our production schedule and could lead to shortages in stock, both of which would have a negative impact on our earnings and cash flows and impair our ability to operate our business. An increase in the price of aspartame would negatively impact our earnings and cash flows.

  Inability to protect our trademarks and other proprietary rights could damage our competitive position.

        Any infringement or misappropriation of our intellectual property could damage its value and limit our ability to compete. We rely on copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. We own no patents relating to aspartame or otherwise. We may have to engage in litigation to protect our rights to our intellectual property, which could result in significant litigation costs and require significant amounts of management's time.

        In a limited number of cases, we license our Equal® trademark to certain third parties for use in marketing certain of their products. We have invested substantially in the promotion and development of our trademarked brands and establishing their reputation as high-quality products. Actions taken by these parties may damage our reputation and our trademarks' value which could lead to reduced sales of our products.

        We and our affiliates have worldwide, royalty-free, exclusive licenses to the NutraSweet® mark in the tabletop sweetener category for products which contain aspartame sourced from NutraSweet. The licenses are in effect during the term of our aspartame supply agreement with NutraSweet and thereafter, subject to certain minimum purchase obligations. NutraSweet has the option to terminate the licenses upon six months' notice if we do not purchase at least 200 metric tons of aspartame from it in the calendar year then expired. Upon termination of our rights to the NutraSweet® mark, a third party, including NutraSweet, could introduce a tabletop sweetener product under the NutraSweet® brand which competes with our products.

        We believe that the formulas and blends for our products are trade secrets. We rely on security procedures and confidentiality agreements to protect this proprietary information; however, such agreements and security procedures may be insufficient to keep others from acquiring this information. Any such dissemination or misappropriation of this information could deprive us of the value of our proprietary information.

  Health-related allegations could damage consumer confidence in our products.

        Periodically, claims are made regarding the safety of aspartame consumption. Past claims include allegations that aspartame leads to neurological illnesses and other health problems. Although we believe that we have been successful in presenting scientific evidence to dispute these claims and restore consumer confidence in the face of each of these claims, there can be no assurance that we will be similarly successful if health-related allegations are made in the future. If consumers lose confidence in the safety of our products, our sales and margins would be negatively impacted.

  Product liability claims or product recalls could adversely affect our business reputation.

        The sale of food products for human consumption involves the risk of injury to consumers. Such hazards could result from:

  •
  tampering by unauthorized third parties;

  •
  product contamination;

  •
  the presence of foreign objects, substances, chemicals and other agents; or

  •
  residues introduced during the manufacturing, packaging, storage, handling or transportation phases.

        Some of the products we sell are produced for us by third parties and such third parties may not have adequate quality control standards to ensure that such products are not adulterated, misbranded, contaminated or otherwise defective. In addition, we license our brands for use on products produced and marketed by third parties, for which we receive royalties. We, as well as the manufacturers of aspartame, may be subject to claims made by consumers as a result of products manufactured by these third parties which are marketed under our brand names.

        Consumption of adulterated products may cause serious health-related illnesses and we may be subject to claims or lawsuits relating to such matters. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies. Such claims or liabilities may not be covered by our insurance or by any rights of indemnity or contribution which we may have against third parties. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential consumers and on our brand image, all of which could negatively impact our earnings and cash flows.

        Additionally, our former facility in Fairfield, Australia manufactured certain pharmaceutical products for third parties. Our insurance coverage excludes liabilities resulting from pharmaceutical manufacturing. A claim related to a pharmaceutical product which we produced could have a significant negative impact on our earnings and cash flows. We are currently defending one such claim in the District Court of Western Australia, as discussed further under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental and Legal."

  Our international operations involve the use of foreign currencies, which subjects us to exchange rate fluctuations and other currency risks.

        The revenues and expenses of our international operations generally are denominated in local currencies, which subject us to exchange rate fluctuations between such local currencies and the U.S. dollar. These exchange rate fluctuations subject us to currency translation risk with respect to the reported results of our international operations, as well as to other risks sometimes associated with international operations. In the future, we could experience fluctuations in financial results from our operations outside of the United States, and there can be no assurance we will be able, contractually or otherwise, to reduce the currency risks associated with our international operations.

  If we do not manage costs in the highly competitive tabletop sweetener industry, our profitability could decrease.

        Our success depends in part on our ability to manage costs and be efficient in the highly competitive tabletop sweetener industry. If we do not continue to manage costs and achieve additional efficiencies, our profitability could decrease. In addition, following our cost reduction activities, we will have fewer internal resources with which to effectively compete against companies with greater resources than ours.

  If we fail to comply with the many laws applicable to our business, we may incur significant fines and penalties.

        Our facilities and products are subject to laws and regulations administered by the Federal Food and Drug Administration, and other federal, state, local, and foreign governmental agencies relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to regulations administered by the Environmental Protection Agency and other state, local and foreign governmental agencies. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

        In addition to the possible fines and penalties discussed above, changes in laws and regulations in domestic and foreign jurisdictions, including changes in food and drug laws, accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws could have a significant adverse effect on our results of operations.

  There is no assurance that our senior management team or other key employees will remain with us.

        We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team and other key employees. If members of the management team or other key employees become unable or unwilling to continue in their present positions, the operation of our business would be disrupted and we may not be able to replace their skills and leadership in a timely manner to continue our operations as currently anticipated.

  We rely on a major distributor in our largest market.

        We have an agreement with Heinz to purchase and distribute our products to grocery and food service customers in the United States. In 2004, purchases by Heinz represented 21% of our consolidated net sales. We are dependent on Heinz to sell our products to grocery stores, certain food wholesalers and food service distributors and operators. We do not have a significant sales force or sales organization to support the sale of products in the United States. If Heinz becomes unwilling or unable to continue to fulfill its obligations under our agreement with them, or is not in the financial position to purchase or market our products, we may be required to find alternative means to sell our products and our financial performance may be adversely and materially affected. The terms of our agreement with Heinz provide that either party may terminate the agreement upon 180 days prior written notice. Each year we re-negotiate the terms of our agreement with Heinz. If we are unable to negotiate terms that are favorable to us, our earnings may be negatively impacted.

  The loss of agency arrangements in France could increase our selling expenses.

        Our sales force in France provides merchandising and account management services to other unaffiliated companies pursuant to agency agreements. By providing these services, we are able to reduce our own selling expenses. These agreements will expire at the end of 2005. If we are unable to extend these agency agreements or enter into similar agreements with other companies, our selling expenses in France could increase significantly.

  Our business may be adversely affected by conditions in the countries where we operate.

        We operate in many countries throughout the world. Economic and political changes in the countries where we market and produce our products, such as inflation rates, recession, foreign ownership restrictions, restrictions on transfer of funds into or out of a country and similar factors may adversely affect our results of operations.

  Our taxes may increase.

        In 2000, our Swiss subsidiary purchased all of our foreign intangibles, including trademarks, from us in exchange for a promissory note in the amount of $168.0 million. The repayment of the principal of this note is not subject to tax in the United States. However, once the note is repaid in full, which may occur as soon as 2006, any cash repatriation from this subsidiary could result in a higher U.S. federal tax liability. As of June 30, 2005, we had net operating loss, or NOL, carryforwards for U.S. federal income tax purposes of approximately $86 million which are available to offset future U.S. federal taxable income, if any, through 2021, subject to any limitations under Section 382 of the Internal Revenue Code of 1986 which might apply. We have not recorded any deferred tax benefits related to these NOLs in our consolidated financial statements. As a result, it is difficult to predict the impact on our effective tax rate of the combination of increased taxable income from repatriation of foreign earnings to the United States and the recognition in our financial statement of the benefit of our NOL carryforwards.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive the outstanding notes in like principal amount, the form and terms of which are substantially the same as the form and term of the exchange notes (which replace the outstanding notes, except as otherwise described in this prospectus, and which represent the same indebtedness). The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

        Concurrent with the consummation of the offering of the outstanding notes, we entered into a new credit facility. We used the net proceeds of the offering of the outstanding notes, together with borrowings under our new credit facility and cash on hand to repay all outstanding indebtedness under our then-existing revolving credit facility and term loan facility, to pay fees and expenses related to our new senior secured credit facility and the offering of the outstanding notes. The remaining proceeds of approximately $197 million were used to pay a cash dividend to our sole stockholder. At the time of the offering of the outstanding notes, the revolving credit facility and the Term Loan A facility bore interest at a floating rate equal to LIBOR plus 2.50%, the Term Loan B facility bore interest at LIBOR plus 3.25% and the Term Loan B-2 facility bore interest at LIBOR plus 2.75%. Concurrently with the repayment of the revolving credit facility and term loan facility, we entered into a new senior secured credit facility initially providing for revolving loan commitments in an aggregate amount of $35.0 million, subject to a borrowing base, and a term loan facility of $275.0 million, consisting of a $50.0 million Euro Term Loan A facility and a $225.0 million Term Loan B facility. See "Description of Certain Indebtedness."

CAPITALIZATION

        The following table shows our cash and cash equivalents, debt and stockholder's deficit on a consolidated basis at June 30, 2005. The table below should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness," our consolidated financial statements and related notes, and other financial information included elsewhere in this prospectus.

As of June 30, 2005
(in millions)
Cash and cash equivalents	$9.7

Long-term debt (including current portion)(1):
Revolving credit facility(2)	$10.0
Term loans(2)	205.2
9 1/2% senior subordinated notes due 2013	225.0

Total debt, including current portion	440.2
Stockholder's deficit:
Additional paid-in capital	—
Due for purchase of shares in Merisant Worldwide, Inc.	(0.8)
Retained earnings (deficit)	(29.6)
Accumulated other comprehensive loss	(7.1)

Total stockholder's deficit	(37.5)

Total capitalization	$402.7

(1)
Excludes a capital lease obligation of $0.2 million.

(2)
Amounts outstanding under our senior credit facility are likely to vary as we continue to pay down debt using our internally generated cash. As of June 30, 2005, our outstanding balance under the senior credit facility was $215.2 million, consisting of $38.9 million of Euro Term Loan A, $166.3 million of Term Loan B and $10.0 million borrowings under the revolving credit facility.

  The term loans and the revolving credit facility under our senior credit facility bear interest at floating rates. As of June 30, 2005, the interest rate in effect for our Euro Term Loan A was Euro LIBOR plus 3.25% and the interest rate for the Term Loan B and the revolving credit facilities was LIBOR plus 3.25%. Our Euro Term Loan A and revolving credit facilities mature on January 11, 2009 and our Term Loan B facility matures on January 11, 2010.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table shows our selected historical consolidated financial data for the period from March 17, 2000 (our date of inception) to December 31, 2000, the years ended December 31, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, as well as our summary balance sheet and other financial data at December 31, 2000, 2001, 2002, 2003 and 2004 and at June 30, 2005. Our selected historical consolidated financial data for the period from March 17, 2000 to December 31, 2000 and the years ended December 31, 2001, 2002, 2003 and 2004 were derived from our audited consolidated financial statements. Our summary historical consolidated financial data at June 30, 2005 and for the six months ended June 30, 2004 and 2005 were derived from our unaudited consolidated financial statements which, in the opinion of our management, include all normal, recurring adjustments necessary for the fair presentation of our financial condition and results of operations for the periods then ended. This selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus (totals may not foot due to rounding).

Year Ended December 31,	Six Months Ended June 30,
Period From March 17 to December 31, 2000
2001	2002	2003	2004	2004	2005
(in millions, except ratios)
Income Statement Data:
Net sales	$278.4	$343.1	$349.6	$352.3	$347.7	$167.9	$155.1
Cost of sales	109.5	134.6	134.5	138.0	145.2	65.8	64.7

Gross profit	168.9	208.5	215.1	214.3	202.4	102.0	90.3

Operating expenses:
Marketing and selling expenses	56.1	69.3	77.1	81.4	90.6	47.8	40.9
Administration expenses	24.4	31.5	32.3	35.8	43.2	20.7	22.0
Amortization of intangible assets	29.0	36.2	28.7	22.2	22.3	11.1	11.1
Start-up expenses	20.7	13.7	0.7	—	—	—	—
Transaction fees	—	—	—	—	0.7	—	(0.1)
Impairment and loss on fixed assets and loss on sale	—	—	—	—	3.7	3.4	—
Restructuring expenses	—	0.7	2.3	8.2	4.4	1.8	1.9

Total operating expenses	130.2	151.5	141.2	147.7	164.9	84.8	75.8

Income from operations	38.7	57.0	73.9	66.7	37.5	17.2	14.6

Other expenses (income):
Interest expense, net	36.2	42.2	33.6	36.5	43.7	21.9	22.6
Cost of refinancing	—	—	7.1	29.8	—	—	—
Euro-denominated loan foreign exchange loss (gain)	—	—	—	5.2	3.8	(1.5)	(4.8)
Other expense (income), net	(0.4)	1.1	0.3	(8.0)	(12.0)	(5.3)	(4.1)

Total other expenses	35.8	43.3	41.1	63.4	35.5	15.1	13.7

Income (loss) before income taxes	2.9	13.7	32.8	3.3	2.0	2.2	0.9
Provision for income taxes	5.1	7.4	8.1	19.7	7.2	2.1	3.9

Net income (loss)	$(2.2)	$6.3	$24.7	$(16.4)	$(5.2)	0.1	(3.0)

Cash Flow Data:
Cash flows provided by (used in) operating activities	$72.0	$43.1	$55.7	$64.6	$44.5	$21.1	$(1.0)
Cash flows used in investing activities	(589.6)	(15.4)	(7.1)	(8.3)	(10.6)	(5.9)	(1.3)
Cash flows provided by (used in) financing activities	547.8	(43.6)	(56.6)	(54.6)	(33.3)	(4.6)	3.2
Financial and Other Data:
Bank EBITDA(1)	$93.5	$115.0	$115.6	$110.2	$87.3	$38.0	$33.0
Depreciation and amortization	33.7	44.7	38.3	33.2	36.6	19.3	16.4
Capital expenditures	8.8	15.4	7.1	6.0	12.2	6.1	1.3
Ratio of earnings to fixed charges	1.1	x	1.3	x	1.9	x	1.1	x	1.0	x	1.1	x	1.0	x

	At December 31,
						At June 30, 2005
	2000	2001	2002	2003	2004
Balance Sheet Data:
Cash and cash equivalents	$30.2	$14.3	$6.3	$8.8	$9.1	$9.7
Working capital(2)	36.5	25.2	42.9	42.5	34.9	28.9
Total assets	669.4	640.9	580.8	574.2	533.2	509.2
Senior debt	346.4	303.1	310.4	241.7	214.9	215.2
Total debt(3)	408.2	365.3	310.4	466.7	439.9	440.2
Stockholder's equity (deficit)	153.8	146.3	159.2	(24.7)	(30.7)	(37.5)
Total capitalization	562.0	511.7	469.6	442.0	409.2	402.7

(1)
"Bank EBITDA" as presented herein is the measure upon which the covenants contained in our senior credit facility are measured. Bank EBITDA excludes interest expense, income tax expense and depreciation and amortization, as well as items such as expenses related to start-up costs, restructuring expenses, expenses related to our parent's withdrawn offering of income deposit securities and other transaction fees and certain other non-cash items (including non-cash derivative gains and losses). Pursuant to the third amendment of our senior credit facility, Bank EBITDA for the year ended December 31, 2004 and the six months ended June 30, 2005 also excludes certain significant charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness.

The following table illustrates the reconciliation of Bank EBITDA to cash flow from operating activities, which management believes is the most nearly equivalent GAAP measure. The adjustments set forth below are those relevant to the periods presented.

		Year Ended December 31,				Six Months Ended June 30,
	Period From March 17 to December 31, 2000
		2001	2002	2003	2004	2004	2005
	(in millions)
Net cash provided by (used in) operating activities	$72.0	$43.1	$55.7	$64.6	$44.5	21.1	$(1.0)
Provision for income taxes, net of deferred income tax provision	6.8	5.4	3.8	9.8	4.3	2.2	3.0
Interest expense, net of non-cash interest expense	33.7	39.2	31.0	34.1	41.3	20.7	21.3
Cash costs of refinancing	—	—	5.3	—	0.7	—	(0.1)
Start-up expenses(a)	20.7	13.7	0.7	—	—	—	—
Restructuring expenses(b)	—	0.7	2.3	8.0	4.4	1.8	1.9
Other non-cash items(c)	—	—	0.7	(0.2)	5.0	0.0	0.1
Equity in (income) loss of affiliates	—	0.4	0.1	(0.1)	0.1	0.3	0.1
Net change in operating assets and liabilities	(39.7)	12.5	15.9	(6.0)	(13.0)	(8.1)	7.7

Bank EBITDA	$93.5	$115.0	$115.6	$110.2	$87.3	$38.0	$33.0

  (a)
  Start-up expenses, which we expense as incurred, are costs incurred in connection with the organization of our company. We include start-up expenses as operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

  (b)
  During July 2001, we announced that as a result of our evaluation of strategic options, we would immediately begin implementing a plan designed to improve both financial results and the long-term value of the business. We announced a subsequent phase of this plan in June 2002. The charges principally relate to planned employee termination costs that have been announced in each of the respective periods. The restructuring liability as of the end of each period is included in accrued expenses and other liabilities in our consolidated balance sheets. Restructuring expenses for the year ended December 31, 2003 include a non-cash component of $0.3 million, which is excluded from restructuring expenses for the purpose of reconciling net cash provided by operating activities to Bank EBITDA.

  (c)
  Other non-cash items consist of certain non-cash expenses (income) and, for the year ended December 31, 2004 and the six months ended June 30, 2005, certain significant charges related to obsolete or slow moving inventory and uncollectible receivables that are not included in our definition of Bank EBITDA.

Bank EBITDA is presented herein because we believe it a useful supplement to operating income and cash flows from operations in understanding cash flows generated from operating activities that are available for tax, debt service and capital expenditures. The covenants contained in our senior credit facility contain ratios based on this measure of Bank EBITDA. If our Bank EBITDA were to decline below certain levels, covenants in our senior credit facility that are based on Bank EBITDA, including interest coverage ratio and leverage ratio, could result in, among other things, a default under our senior credit facility. These covenants are summarized under "Description of Certain Indebtedness." However, Bank EBITDA is not a measure of liquidity under GAAP. Accordingly, while providing useful information, these measures should not be considered in isolation or as a substitute for consolidated statement of cash flow data prepared in accordance with GAAP as an indication of our liquidity. In addition, the Bank EBITDA measure presented may differ from, and may not be comparable to, similarly titled measures used by other companies.

(2)
Working capital is defined as total current assets minus total current liabilities.

(3)
Excludes capital lease obligations of $0.6 million at December 31, 2001, $0.3 million at December 31, 2002, $0.5 million at December 31, 2003, $0.3 million at December 31, 2004 and $0.2 million at June 30, 2005 and includes outstanding borrowings of $10.0 million under our revolving loan facility at June 30, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and their accompanying notes included elsewhere in this prospectus. Our discussion of results by reportable segment should be read in conjunction with Note 16 to our audited consolidated financial statements and Note 2 to our unaudited consolidated financial statements included elsewhere in this prospectus, which illustrate the reconciliation of Operating EBITDA to income (loss) before income taxes.

Overview

        We are a worldwide leader in the marketing of low calorie tabletop sweeteners, with an estimated 26% dollar share of a growing global retail market which we estimate at $1.4 billion. We believe that we have the leading dollar market share as of December 31, 2004 in 11 of the top 20 countries for low calorie tabletop sweetener sales. Our brands, including our premium-priced brands Equal® and Canderel®, are sold in over 85 countries and are among the most recognized low calorie tabletop sweetener products in the world, with brand awareness estimated above 80% in each of their respective key markets. The strength of our leading brands is evidenced by price premiums relative to most of our competitors.

        Our company was formed by an investor group led by an affiliate of Pegasus Capital Advisors, L.P. in 2000 to acquire certain assets of the tabletop sweetener business of Monsanto. Monsanto entered the sweetener market in 1985 through its acquisition of G.D. Searle & Co., which discovered aspartame and founded the business over 20 years ago.

        We sell through multiple channels of distribution, including grocery and pharmacy retailers, food service distributors, mass merchandisers and club/warehouse retailers. We use distributors and brokers to distribute our products throughout the world and sell our products directly to selected customers in our largest markets. In 2004, $74.7 million, or 21% of our net sales, were made to Heinz, our primary distributor to the grocery and food service customers in the United States. Other than Heinz, no customer, including those serviced by Heinz, accounted for greater than 10% of our total net sales in 2004. From time to time, we reevaluate our strategy to determine whether it is more advantageous to maintain a direct sales infrastructure or to use distributors and brokers within certain markets.

        Our reportable segments are organized and managed principally by geographic region: North America, Europe/Africa/Middle East, which we refer to as EAME, Latin America and Asia/Pacific. We review Operating EBITDA to evaluate segment performance and allocate resources. Operating EBITDA consists of segment earnings before interest expense, income tax expense and depreciation and amortization as well as items such as expenses related to start-up costs, restructuring charges, certain significant charges related to obsolete or slow-moving inventory or uncollectible receivables and certain other non-cash items (including non-cash derivative gains and losses). Other expense (income), net, as reported in our consolidated financial statements, is included in Operating EBITDA of the respective reportable segment, except for the portion of other expense (income), net that relates to foreign currency remeasurement gains or losses associated with the euro-denominated debt and unrealized gains or losses on derivative instruments. Corporate expenses include corporate staff and related amounts. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance utilized by management. Our assets, which are principally in the United States and Europe, are also managed geographically.

        Currently, we are positioned to leverage many of our strengths, including our leading global market position and scale, our strong brand equity, our strong cash flows and our experienced management team. These strengths allow us to respond to changes in market conditions and challenges from competitors on both a global and local basis.

        Recently, we have seen some changes in the trends in our category. Most significantly, a considerable competitor has increased its efforts to penetrate both domestic and international markets. Although these trends have, in many ways, helped to grow the category from a historically steady 2-3% annual growth rate to a more robust 16% in 2003 and 7% in 2004, the competitor has also presented more immediate challenges to our market share. In order to maintain our global position in the category, we are dedicated to expanding our brand positioning and investing in sales and marketing initiatives to both attract new users into the category and to promote new usage among our existing customers.

        Periodically, claims are made regarding the safety of aspartame consumption. On July 14, 2005, the European Ramazzini Foundation of Oncology and Environmental Sciences announced the preliminary results of a study that the institute claims indicate a possible link between the daily consumption of aspartame by female laboratory rats and the development of lymphomas and leukemia. A number of food safety regulatory agencies, including the European Food Safety Authority, have indicated that they will review the study and its findings but have not suggested any change in consumers' diets relative to aspartame.

        The announcement by the Ramazzini Foundation has been reported in the press, and, in France, we observed a decline in consumer purchases in the low calorie sweetener category in general and of our products during the last two weeks of July. We do not know if this decline was caused by press coverage of the preliminary study, if consumer purchases will continue to be lower during August or if we will experience similar declines in consumer purchases in other markets.

        We continue to believe that aspartame and our products that contain aspartame are safe for human consumption. Aspartame is one of the most thoroughly studied food ingredients. More than 200 toxicological and clinical studies during the past 30 years have clearly confirmed the safety of aspartame. We understand that the methodology, statistical data and pathology slides from this preliminary study have not been reviewed by independent pathologists as is standard practice for peer reviewed studies, and the scientific community may raise questions about the validity of the study. Nevertheless we cannot be assured that the claims made by the Ramazzini Foundation with respect to aspartame or the reporting of the study in the press will not have a negative impact on our results of operation.

Critical Accounting Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting estimates are an integral part of the financial statements prepared by management and are based on knowledge and experience about past and current events and on assumptions about future events.

        We believe the following to be our critical accounting estimates because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgements and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our results of operations for future periods could be materially affected.

        Advertising and promotional accruals.    We expense advertising costs as incurred or in the period in which the related advertisement initially appears. We deduct consumer incentive and trade promotion activities from revenue based on amounts estimated as being due to customers and consumers at the end of a period, based principally on our historical utilization and redemption rates. For interim reporting purposes, certain marketing and advertising expenses are charged to results of operations as a percentage of sales. Interim results may not be indicative of results for a full year.

        Trade marketing.    Our trade marketing program is designed to fund direct and indirect trade customer efforts that promote the company's products. Direct trade customers are customers we sell and ship directly to, including mass marketers and larger grocery chains. Indirect trade customers are those customers served by one of our partners, such as Heinz in the United States, and related trade marketing activities are managed by and funded through our partners.

        Trade marketing spending helps generate strong retailer support of our brands, including retailer participation in promotions. Trade promotion activities include every day low price (EDLP), co-op advertising, product displays, special shelf price tagging and securing shelf space and aisle placement.

        Trade marketing deductions are recorded as reductions to sales and accrued based on volume shipped using a rate per standard case developed from historical and forecasted trade plan experience and information. We derive our trade marketing accrual assumptions from the projected spending that is expected to occur against specifically identified trade programs. Trade marketing performance is monitored monthly and if these trade programs change throughout the year or incur greater than expected expenses, we reevaluate the accrual assumption and make any necessary adjustments. Globally, trade marketing, sales discounts and slotting fees were approximately 10% of sales in 2002 and 2003 and 11% of sales in 2004. Our trade marketing programs are most significant in the United States market and they are primarily related to deductions for price support. In the United States, we historically spend 12% to 16% of our gross sales on these programs. For every percentage point increase in trade marketing in the United States, we would incur a reduction in net sales of approximately $2.0 million, before consideration of potential increased sales due to the increase in trade marketing.

        Coupons.    One of the primary methods of promoting our products to consumers in certain markets, primarily the United States, is through coupon related programs. Coupons are distributed typically as:

  •
  Free standing inserts in newspapers

  •
  Instant redeemables included on product packaging

  •
  In-store coupons at dispensers or register

  •
  Direct mail

        The month a coupon program is in place, we accrue for expected redemptions by consumers and related redemption fees. We maintain extensive information on redemption history on coupon programs and have demonstrated the ability to reasonably predict and accrue for redemptions. If we were to experience coupon redemption rates above historical experience, we would also benefit from incremental volumes sold. The margin realized from this incremental volume would significantly offset any additional coupon expenses. However, if coupon expenses were greater than historical levels by 10% or 20%, without considering any additional margin derived from incremental volumes sold, the result would be a $0.3 million and $0.5 million reduction to gross sales, respectively. We review coupon redemption rates monthly and if there are deviations from expectation, the accrual is adjusted accordingly.

        Allowances against accounts receivable.    We record an allowance for doubtful accounts as an estimate of the inability of our customers to make their required payments. The determination of the allowance requires us to make assumptions about the future ability to collect amounts owed from customers. Changes to these assumptions or estimates could have a material impact on our results of operations. When determining the amount of the allowance for doubtful accounts, we consider a number of factors. Most importantly, an aging of the accounts receivable that lists past due amounts according to invoice terms is reviewed. In addition, we consider the current economic environment, the credit rating of the customers, general overall market conditions and historical experience. Once the determination is made that a customer is unlikely to pay, we will record a charge to bad debt expense in the income statement and an increase to the allowance for doubtful accounts. When it becomes certain the customer cannot pay, the receivable is written off against the allowance for doubtful accounts.

        From our inception on March 17, 2000, we have experienced two significant customer bad debt issues, Kmart Corporation in the United States and Food Brokers LTD in the UK. The Kmart bankruptcy was announced at the end of 2001 and resulted in a charge against the allowance for doubtful accounts in the amount of $0.9 million. Food Brokers LTD announced that it was going into administration on February 8, 2005, resulting in a charge to increase allowances against accounts receivable for the full net receivable totaling $1.7 million as of December 31, 2004 and an incremental charge to increase allowances against accounts receivable of $1.4 million for the six months ended June 30, 2005. The allowances against accounts receivable as of December 31, 2004 were $4.3 million, or 1% of sales, versus $2.0 million, or 1% of sales, as of December 31, 2003. The allowances against accounts receivable as of June 30, 2005 were $4.5 million. The significant increase as of June 30, 2005 and as of December 31, 2004 compared to December 31, 2003 is primarily due to the Food Brokers LTD reserve as well as an allowance for returns related to our new product, Equal® Sugar Lite™. We believe our allowances against accounts receivable are adequate to cover any future non-payments of our customers. However, if economic conditions deteriorate significantly or if any of our large customers declares bankruptcy, larger allowances might be necessary.

        Impairment of goodwill.    We evaluate the recoverability of goodwill by estimating the future discounted cash flows of the business. The rate used in determining discounted cash flows is a rate corresponding to our cost of capital, risk adjusted where necessary. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangibles) and goodwill over the discounted cash flows. In determining the estimated future cash flows, we consider current and projected future levels of income as well as business trends, prospects and market and economic conditions.

        Impairment of long-lived assets.    Long-lived assets consist principally of property and equipment and trademarks. We make regular assessments to determine if factors are present which indicate that an impairment of a long-lived asset or asset group may exist. When factors indicate that an impairment may exist, we compare the sum of the undiscounted cash flows expected from the long-lived asset or asset group to the carrying amount of the asset or asset group. If this comparison indicates impairment, the carrying amount of the long-lived asset or asset group is written down to estimated fair value. The cash flows related to an asset or asset group are based on our estimates of future results and actual cash flows may differ from such estimates.

        Income taxes.    We recognize deferred taxes for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. We evaluate our deferred tax assets to determine whether they are more likely than not to be realized in the future and record valuation allowances against the deferred tax assets for amounts which are not considered more likely than not to be realized. The estimate of the amount that is more likely than not to be realized requires the use of assumptions concerning the amounts and timing of our future income by taxing jurisdiction. We periodically review assumptions and estimates of our probable tax obligations using historical experience in tax jurisdictions and informed judgments. Actual results may differ from those estimates.

        For each of the periods discussed below, the information set forth under the caption "—Consolidated Results" represents an overview of our results of operations on a consolidated basis. Additional detail regarding our results of operations can be found under the caption "—Segment Results" for each period discussed below.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Results of Operations

        The following table sets forth certain of our financial data for the six month periods ended June 30, 2004 and 2005 (totals may not foot due to rounding).

	Six Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005	Better/(Worse) than Prior Year
	(in millions)		as % of Sales		Dollars	%
Net sales	$167.9	$155.1	100%	100%	$(12.8)	(8)%
Cost of sales	65.8	64.7	39%	42%	1.1	2%

Gross profit	102.0	90.3	61%	58%	(11.7)	(11)%

Operating expenses:
Marketing and selling expenses	47.8	40.9	28%	26%	6.9	14%
Administration expenses	18.8	20.8	11%	13%	(1.9)	(11)%
Research and development expenses	1.9	1.2	1%	1%	0.7	37%
Amortization of intangibles	11.1	11.1	7%	7%	0.0	0%
Transaction fees	—	(0.1)	—	(0)%	0.1	—
Impairment loss on sale of fixed assets	3.4	—	2%	—	3.4	100%
Restructuring expenses	1.8	1.9	1%	1%	(0.1)	(6)%

Total operating expenses	84.8	75.8	51%	49%	9.0	11%

Income from operations	17.2	14.6	10%	9%	(2.7)	(16)%

Other expenses (income):
Interest income	(0.3)	(0.5)	0%	0%	0.2	77%
Interest expense	22.1	23.0	13%	15%	(0.9)	(4)%
Other expense (income), net	(6.8)	(8.9)	(4)%	(6)%	2.1	31%

Total other expenses	15.1	13.7	9%	9%	1.4	9%

Income before income taxes	2.2	0.9	1%	1%	(1.3)	(59)%
Provision for income taxes	2.1	3.9	1%	3%	(1.8)	(88)%

Net income (loss)	$0.1	$(3.0)	0%	(2)%	$(3.1)	(3226)%

        For each of the periods described below, the information set forth under the caption "Consolidated Results" represents an overview of our results of operations on a consolidated basis. Additional detail regarding our results of operations can be found under the caption "—Segment Results" for each period described below.

Consolidated Results

        Net sales.    The decrease in consolidated net sales was primarily attributable to lower sales in North America and, to a lesser extent, in Latin America and Asia Pacific. In North America, sales were lower due mainly to reduced volumes in the grocery, food service, club and mass channels. In addition, unfavorable sales mix in the club channel due to a shift to a new, but lower margin product and in the grocery, mass and food service channels due to higher trade marketing spend also contributed to the sales decline. In Latin America, sales were lower in most regions due mainly to lower volumes. A new business model in Colombia resulted in lower revenues, however the overall profitability of Colombia improved. In Asia Pacific, sales declined due to the elimination of contract manufacturing sales as a result of the sale of our manufacturing facility in July 2004. These unfavorable impacts were partially offset by improved sales in the EAME region, improved sales volumes in Canada and contract manufacturing sales in the US. In the EAME region, stronger sales resulting from the strengthening of currencies and improved sales in the UK, South Africa and the Middle East were partially offset by lower sales in other markets.

        Cost of sales.    Cost of sales decreased mainly due to lower sales volume, but this decrease was significantly offset by currency translation, increased distribution costs, inventory adjustments and obsolescence reserves and unfavorable manufacturing variances. Overall, gross profit decreased from 61% for the first six months of 2004 to 58% for the same period in 2005.

        Operating expenses.    Marketing and selling expenses decreased mainly due to lower advertising and other marketing costs in North America, EAME and Asia Pacific, some of which relates to timing of brand support, coupled with lower selling expenses in North America and Latin America.    Administration expenses increased primarily due to a charge of $1.4 million to increase the allowance against accounts receivable relating to the announcement by Food Brokers LTD, a former distributor in the UK, that it was going into administration in February 2005. This charge, in combination with the allowance established as of December 31, 2004 of $1.7 million, represents an allowance for the entire net receivable as of June 30, 2005. In additional, higher spending in corporate expenses, mainly related to increased litigation costs, was partially offset by lower spending in the EAME segment due to lower infrastructure costs and reduced capital tax accruals. During the six months ended June 30, 2005, we continued our plan designed to improve both financial results and the long-term value of our business. As a result of these actions, we recorded restructuring charges for workforce reductions of $1.9 million in the six month period ended June 30, 2005 as compared to $1.8 million in the six month period ended June 30, 2004. The restructuring charges incurred in the six month period ended June 30, 2005 relate to additional personnel that were notified of their termination during this period and to continuing provisions for previously notified employees being recorded over their stay periods. Restructuring charges were incurred in all segments and at the corporate headquarters, but primarily related to the EAME region where the majority of charges have already been paid. Additional information regarding restructuring charges and the related liability can be found in Note 3 to the unaudited consolidated financial statements found elsewhere in this document.

        Interest.    Net interest expense increased mainly due to higher interest rates on the outstanding notes as we did not consummate the exchange offer prior to the agreed deadline.

        Other income/expense, net.    The favorable variance is mainly attributable to a $4.8 million currency gain on our euro-denominated debt for the six month period ended June 30, 2005 as compared to a $1.5 million currency gain on this debt for the six month period ended June 30, 2004 and the reversal of a $1.3 million currency loss related to the settlement of an outstanding liability in the second quarter of 2005. These favorable impacts were partially offset by a $2.2 million lower unrealized gain on derivative instruments in the six month period ended June 30, 2005 as compared to the six month period ended June 30, 2004. This unrealized gain is related to our interest rate swaps required by our senior credit facility, which we have marked to market through our statement of operations since our debt refinancing in July 2003.

        Taxes.    For the six months ended June 30, 2005, we recorded a $3.9 million tax provision on income before income taxes of $0.9 million. The unusual relationship of our tax provision to our pre-tax loss in the first half of 2005 relates to increased tax loss carryforwards generated for which we have not recorded a tax benefit. We determined that we have not satisfied the "more likely than not" test with respect to these deferred tax assets and have increased our total valuation allowance by $9.8 million to $46.5 million. We will continue to assess the valuation allowances, and, to the extent we determine that such allowances are no longer required, these deferred tax benefits will be recognized in the future.

Segment Results

        The following table presents net sales and Operating EBITDA expressed in millions of dollars for each of our reportable segments (totals may not foot due to rounding):

	Net Sales				Operating EBITDA(1)
	Six Months Ended June 30,		Better/(Worse) than Prior Year		Six Months Ended June 30,		Better/(Worse) than Prior Year
	2004	2005	$	%	2004	2005	$	%
	(in millions)				(in millions)
North America	$69.7	$57.5	$(12.2)	(18)%	$27.8	$18.8	$(9.0)	(32)%
Operating EBITDA Margin					40%	33%	(7)%
EAME	67.7	71.8	4.1	6%	16.7	19.6	2.9	17%
Operating EBITDA Margin					25%	27%	3%
Latin America	18.9	15.6	(3.3)	(17)%	4.4	3.9	(0.4)	(10)%
Operating EBITDA Margin					23%	25%	2%
Asia/Pacific	11.5	10.1	(1.4)	(12)%	0.9	3.0	2.1	218%
Operating EBITDA Margin					8%	30%	22%

(1)
"Operating EBITDA" as used with respect to our operating segments is a measure upon which management assesses the financial performance of these segments. Operating EBITDA excludes interest expense, income tax expense and depreciation and amortization, as well as items such as start-up expenses, restructuring expenses, certain significant charges related to obsolete or slow moving inventory or uncollectible receivables and indebtedness and certain other non-cash or excludable charges or losses. See Note 2 to the unaudited consolidated financial statements for a description of Operating EBITDA and a reconciliation of Operating EBITDA to income (loss) before income taxes. Operating EBITDA margin represents Operating EBITDA as a percentage of net sales.

  North America

        Net sales.    In North America, sales were lower due mainly to reduced volumes in the grocery, food service, club and mass channels. These declines are mainly due to lower consumer demand, but are also influenced by promotional timing and lower distributor inventory levels. Additionally, unfavorable sales mix in the club channel due to a shift to a new, but lower margin product and in the grocery, mass and food service channels due to higher trade marketing spend also contributed to the sales decline. These unfavorable impacts were partially offset by increased sales in Canada due to an adverse inventory adjustment in the first quarter of 2004 that did not occur in the first quarter of 2005 as well as increased 2005 sales related to contract manufacturing activities.

        Operating EBITDA.    The decrease in Operating EBITDA was primarily related to the margin impact of lower sales volumes, shift in sales mix, unfavorable manufacturing variances and inventory adjustments, partially offset by lower advertising production and media expenses. Operating EBITDA margin decreased due primarily to the unfavorable impacts previously described.

  EAME

        Net sales.    The net sales increase in EAME resulted primarily from the favorable impact of currency translation. In addition, there was sales growth in the UK, South Africa and the Middle East, which was partially offset by a sales decline in a number of other parts of the region, mainly Italy, Greece, Sweden and Switzerland.

        Operating EBITDA.    Operating EBITDA increased mainly due to decreased brand support in the UK and France, reduced infrastructure costs and a favorable capital tax ruling in Switzerland resulting in the reduction of capital tax accruals. These favorable items were offset by the impact of the increase to the allowance against the Food Brokers, LTD accounts receivable and balance sheet remeasurement losses. The increase in Operating EBITDA margin was primarily due to an increase in gross margin percentage and lower marketing costs as a percentage of sales.

  Latin America

        Net sales.    In Latin America, sales were lower in most regions due mainly to lower volumes. A new business model in Colombia resulted in lower revenues, however the overall profitability of our operations in Colombia improved. In Mexico, sales were slightly improved due to higher chocolate sales and the introduction of a new product.

        Operating EBITDA.    Operating EBITDA decreased due mainly to the unfavorable margin impact of lower sales and increased marketing expense to support a new product launch in Mexico. This impact was significantly offset by the reversal of a $1.3 million currency loss related to the settlement of an outstanding liability and improved infrastructure costs, a portion of which related to a change in our business model in Colombia. Operating EBITDA margin increased due to the reversal of the currency loss, partially offset by lower gross margin percentage and higher marketing as a percentage of sales.

  Asia/Pacific

        Net sales.    Net sales in the Asia/Pacific region decreased due to the elimination of contract manufacturing sales as a result of the sale of our manufacturing facility in July 2004 and the discontinuation of our low margin candies product line in Australia/New Zealand. These impacts were partially offset by favorable currency impacts and increased sales in certain Asian markets.

        Operating EBITDA.    Operating EBITDA increased despite the reduction in sales primarily as a result of significant positive sales mix mainly due to lower sales of negative or low margin products, improved product costs and lower brand support in Australia/New Zealand. Operating EBITDA margin increased significantly due to improved gross margin percentage resulting from the reduction in negative and lower margin sales, lower product costs and improved operating costs as a percentage of sales due to reductions in brand support and selling and marketing administrative costs in Australia/New Zealand.

Corporate Expenses

        Corporate expenses increased from $11.7 million in the first six months of 2004 to $12.3 million in the first six months of 2005, primarily due to higher litigation and human resources costs, partially offset by savings related to restructuring activities.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Results of Operations

        The following table sets forth certain of our financial data for the years ended December 31, 2003 and 2004 (totals may not foot due to rounding).

	Year Ended December 31,		Year Ended December 31,
	2003	2004	2003	2004	Better/(Worse) than Prior Year
	(in millions)		as % of Sales		Dollars	%
Net sales	$352.3	$347.7	100%	100%	$(4.6)	(1)%
Cost of sales	138.0	145.2	39%	42%	(7.3)	(5)%

Gross profit	214.3	202.4	61%	58%	(11.9)	(6)%

Operating expenses:
Marketing and selling expenses	81.4	90.6	23%	26%	(9.2)	(11)%
Administration expenses	35.0	40.2	10%	12%	(5.2)	(15)%
Research and development expenses	0.8	2.9	0%	1%	(2.1)	(253)%
Amortization of intangibles	22.2	22.3	6%	6%	(0.2)	(1)%
Transaction fees	—	0.7	—%	0%	(0.7)	—%
Impairment and loss on sale of assets	—	3.7	—%	1%	(3.7)	—%
Restructuring expenses	8.2	4.4	2%	1%	3.9	47%

Total operating expenses	147.7	164.9	42%	47%	(17.2)	(12)%

Income from operations	66.7	37.5	19%	11%	(29.1)	(44)%

Other expenses (income):
Interest income	(0.8)	(0.8)	0%	0%	0.0	(3)%
Interest expense	37.3	44.5	11%	13%	(7.2)	(19)%
Costs of refinancing	29.8	—	8%	—%	29.8	100%
Other (income) expense, net	(2.9)	(8.2)	(1)%	(2)%	5.3	186%

Total other expenses	63.4	35.5	18%	10%	27.9	44%

Income before income taxes	3.3	2.0	1%	1%	(1.2)	(38)%
Provision for income taxes	19.7	7.2	6%	2%	12.5	63%

Net loss	$(16.4)	$(5.2)	(5)%	(1)%	$11.2	68%

Consolidated Results

        Net sales.    The decrease in consolidated net sales was primarily attributable to lower sales in the retail channels and unfavorable sales mix in our North American segment, lower sales in some key markets outside of the United States including the Middle East and the Caribbean regions and increased trade marketing expense due to changes in expense estimates recorded in the second quarter of 2003 related to experience favorabilities. Trade marketing, sales discounts and slotting expenses were approximately 11% of sales for the year ended December 31, 2004 as compared to approximately 10% of sales for the year ended December 31, 2003. These unfavorable impacts were nearly offset by approximately $16.5 million in favorable currency impacts, continued growth in the North American food service business, the UK and South Africa, and sales related to contract manufacturing.

        Cost of sales.    Cost of sales increased mainly due to launch costs and inventory reserves related to our new product (Equal® Sugar Lite™), other inventory reserves, currency translation and higher distribution costs in certain markets, partially offset by favorable manufacturing variances. Overall, these factors, coupled with new product slotting expenses, resulted in a decrease in gross margin from approximately 61% for the year ended December 31, 2003 to 58% for the year ended December 31, 2004.

        Operating expenses.    Marketing and selling expenses increased for the year ended December 31, 2004 compared to the same period in 2003 primarily due to currency impacts of approximately $4.0 million and increased brand support of approximately $6.5 million in key markets such as North America, France, the UK, South Africa, Hungary and Argentina, as well as the regional EAME level. The increased brand support includes marketing and selling expenses associated with our new product launch of Equal® Sugar Lite™ in North America. These increases were partially offset by reductions in sales and marketing administrative costs due to business model changes in certain markets.

        Administration expenses increased primarily due to a charge of $1.7 million to increase the allowances against accounts receivable relating to the announcement by Food Brokers LTD, a former distributor in the UK, that it was going into administration, currency impacts of approximately $1.5 million, increased legal expenses of approximately $1.0 million, mainly related to litigation in Puerto Rico, and increased infrastructure costs of approximately $3.5 million, including increased consulting costs, executive hiring costs, capital tax, tax audit and facilities costs in Europe and costs related to the limited recall in Asia Pacific. These increases were partially offset by savings from restructuring actions. Research and development expenses increased due to our focus on innovation and new products. As a result of actions to improve both financial results and the long-term value of our business, we recorded restructuring charges for workforce reductions of $4.4 million for the year ended December 31, 2004 as compared to $8.2 million for the year ended December 31, 2003. The restructuring charges incurred in 2004 related primarily to employee termination costs in the EAME and Latin American segments as well as the departure of our previous Chief Executive Officer, Etienne Veber, on November 5, 2004 and two other senior executives at the corporate level. The restructuring charges in 2003 were higher than in 2004 as they included significantly higher charges related to the departure of a former Chief Executive Officer, Arnold Donald, on June 30, 2003. Cash payments related to restructuring liabilities totaled $5.0 million in 2004 and $4.5 million in 2003. Payroll related savings in 2004 as a result of the 2004 actions approximated $1.0 million. Had all 2004 actions taken though December 31, 2004 been in place as of January 1, 2004, estimated payroll savings would have been approximately $4.0 million. Additional information regarding restructuring charges and the related liability can be found in Note 17 to the audited consolidated financial statements found elsewhere in this prospectus.

        The $3.7 million impairment and loss on sale of assets relates to the sale of our Fairfield, Australia manufacturing facility. The sale of this facility closed on July 23, 2004. Additional information regarding the financial impacts of this transaction can be found in Note 5 to the audited consolidated financial statements found elsewhere in this prospectus.

        Interest.    Net interest expense increased in the year ended December 31, 2004 compared to the same period in 2003 due to higher debt balances and interest rates resulting from our recapitalization, which was completed in July 2003. In addition, commencing July 5, 2004, the interest rate increased 0.25% over the stated rate for the outstanding notes due to our failure to register the exchange notes prior to the agreed to deadline, and commencing October 5, 2004, the interest rate on the outstanding notes increased an additional 0.25%. The cumulative impact of the 0.5% additional interest was approximately $94,000 per month. See "—Liquidity and Capital Resources—Financing" for additional information regarding subsequent increases to the interest rate for the outstanding notes.

        Costs of refinancing.    In conjunction with the refinancing of our senior credit facility in July 2003, we wrote off $8.7 million of deferred financing fees associated with our previous credit facility and recognized $21.1 million of derivative losses related to interest rate swaps and collars associated with the old debt which were previously deferred as a component of other accumulated comprehensive loss.

        Other (income) expense, net.    The favorable increase is mainly attributable to a $8.9 million unrealized gain on derivative instruments incurred in the year ended December 31, 2004 as compared to a $5.8 million unrealized gain on derivative instruments in the year ended December 31, 2003. This impact is related to our interest rate swaps required by our senior credit facility, which we have marked to market through our statement of operations since our debt refinancing in July 2003. In addition, we incurred a $3.8 million currency loss for the year ended December 31, 2004 versus a currency loss of $5.2 million for the year ended December 31, 2003 on the euro-denominated debt issued in July 2003. The remaining increase was primarily the result of a favorable settlement of a number of outstanding liabilities totaling $1.7 million.

        Taxes.    For the year ended December 31, 2004, we recorded a $7.2 million tax provision on income before taxes of $2.0 million and made cash tax payments of $5.2 million. The unusual relationship of our consolidated income tax provision and cash tax payments made to our consolidated income before income taxes for 2004 results primarily from the aggregation of income and the related provision for taxes in our foreign subsidiaries with losses in the United States that had no related tax benefit.

        In 2004 in the United States, we incurred losses before income taxes of $25.8 million, while recording a tax provision of $2.7 million, representing an effective tax rate of (10%). This tax provision primarily represented an increase in our net U.S. deferred tax liability caused principally by current income tax deductions related to amortization of goodwill over a 15 year life that have not been recognized for book purposes. Pursuant to FASB Statement No. 142, goodwill is not amortized for book purposes and is not written down unless impaired, which is not our case. As a result, the deferred tax liability will not reverse until such time, if any, that our goodwill becomes impaired or sold. As such, this deferred income tax liability, which is expected to continue to increase, will have an indefinite life, resulting in what is referred to as a "naked tax credit." The current tax deduction, along with other components of our taxable loss for the year, served to increase our net operating loss tax credit carryforward, which is reflected as an increase in deferred net income tax assets. However, in assessing deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. SFAS 109 indicates that forming a conclusion that a valuation allowance against a deferred income tax asset is not needed is difficult when there is negative evidence such as cumulative losses in recent years. In 2002, we had cumulative income before taxes, whereas, the significant losses generated in 2003 resulted in cumulative losses before income taxes for the preceding three years. In looking at this evidence, management determined that this negative evidence outweighed the positive evidence, and concluded that a valuation allowance was required against the United States deferred tax assets, as it was more likely than not that all or a portion of these deferred tax assets would not be realized. As discussed above, we have a "naked tax credit" for the deferred tax liability relating to the basis difference in goodwill. This deferred tax liability is not considered in the determination of the valuation allowance due to the indefinite life of the goodwill intangible assets.

        In 2004 outside the United States, we had income before income taxes of $27.8 million, while recording a tax provision of $4.6 million, representing an effective tax rate of 16%. Our overall effective tax rate outside the United States is positively influenced by a favorable tax rate applicable to our operating subsidiary in Switzerland and adversely influenced by valuation allowances in certain loss generating subsidiaries. In certain foreign jurisdictions, we incurred losses before income taxes but recorded no tax benefit due to uncertainties regarding our ability to utilize any benefits associated with our net deferred income tax assets in those jurisdictions. Accordingly, we have established full valuation allowances against those net deferred income tax assets. In addition, in the year ended December 31, 2004 we recorded a loss on impairment of assets for certain assets owned by an Australian subsidiary whose shares were sold. Under Australian law, we were unable to realize any tax benefit related to this loss on the sale of Australian shares. Accordingly, we have not recorded any tax benefit on the loss on impairment of fixed assets.

        We expect our effective tax rate in 2005 will be disproportionate to our consolidated income (loss) before income taxes, as factors such as deferred income tax liability attributable to the goodwill basis difference, the full valuation allowance on deferred income tax assets in certain jurisdictions, and the impact on tax expense of changes in the jurisdictions in which we generate income will likely continue.

Segment Results

        The following table presents net sales and Operating EBITDA expressed in millions of dollars for each of our reportable segments (totals may not foot due to rounding):

	Net Sales				Operating EBITDA(1)
	Year Ended December 31,		Better/(Worse) than Prior Year		Year Ended December 31,		Better/(Worse) than Prior Year
	2003	2004	$	%	2003	2004	$	%
	(in millions)				(in millions)
North America	$161.0	$146.0	$(15.0)	(9)%	$75.2	$52.9	$(22.3)	(30)%
Operating EBITDA Margin					47%	36%	(10)%
EAME	123.9	134.0	10.1	8%	38.7	41.8	3.1	8%
Operating EBITDA Margin					31%	31%	(0)%
Latin America	46.7	43.7	(3.0)	(6)%	15.7	12.9	(2.8)	(18)%
Operating EBITDA Margin					34%	30%	(4)%
Asia/Pacific	20.7	24.0	3.3	16%	0.6	1.8	1.2	200%
Operating EBITDA Margin					3%	7%	5%

(1)
"Operating EBITDA" as used with respect to our operating segments is a measure upon which management assesses the financial performance of these segments. Operating EBITDA excludes interest expense, income tax expense and depreciation and amortization, as well as items such as start-up expenses, restructuring expenses, certain significant charges related to obsolete or slow moving inventory or uncollectible receivables and indebtedness and certain other non-cash items. See Note 16 to the audited consolidated financial statements found elsewhere in this document for a description of Operating EBITDA and a reconciliation of Operating EBITDA to income (loss) before income taxes. Operating EBITDA margin represents Operating EBITDA as a percentage of net sales.

  North America

        Net sales.    The decrease in net sales in our North America segment for the year ended December 31, 2004 compared to the year ended December 31, 2003 was principally attributable to lower sales volumes in the retail channels resulting from lower consumer demand for our products, unfavorable sales mix related to shifts in volumes between channels and products and increased trade marketing expense due to changes in expense estimates recorded in 2003 related to experience favorabilities. Trade marketing, sales discounts, and slotting fees were approximately 16% of sales for the year ended December 31, 2004 as compared to approximately 12% of sales for the year ended December 31, 2003. These negative impacts were partially offset by growth in the food service channel, which was mainly fueled by stronger consumption, and sales related to contract manufacturing. Initial shipments of our new product (Equal® Sugar Lite™) totaling $3.3 million in revenue were more than offset by slotting expenses and allowances for returns of $3.8 million.

        Operating EBITDA.    The decrease in Operating EBITDA for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily related to the reduction in sales volumes, increase in trade marketing and shift in sales mix from retail to food service previously discussed, as well as the net impact on Operating EBITDA of our new product launch totaling $9.8 million. Operating EBITDA margin decreased due primarily to the shift in sales mix from retail to food service, significant incremental product costs related to our new product launch and higher trade marketing and marketing and selling expenses as a percentage of sales.

  EAME

        Net sales.    The net sales increase in EAME for the year ended December 31, 2004 compared to the year ended December 31, 2003 resulted primarily from approximately $15.4 million in favorable currency impacts, including the impact of hedging activity. Although there was significant growth in some markets, such as the UK and South Africa, those increased sales were more than offset by lower sales in a number of other parts of the region, mainly the Middle East, France, the Netherlands, Germany, Italy and Africa.

        Operating EBITDA.    The increase in Operating EBITDA for the year ended December 31, 2004 compared to the year ended December 31, 2003 resulted from the impact of strengthened currency in the region of approximately $6.3 million, favorable manufacturing variances and favorable settlement of a number of outstanding liabilities totaling $1.7 million. These impacts were partially offset by the margin impact of lower overall sales, excluding currency, and by increased marketing spend in certain key markets. The decrease in Operating EBITDA margin was primarily due to increased marketing costs as a percentage of sales, partially offset by improved cost of goods sold and the impact of the favorable settlement of liabilities.

  Latin America

        Net sales.    Latin American sales decreased for the year ended December 31, 2004 compared to the year ended December 31, 2003 mainly due to lower sales volumes in the Caribbean region and lower net pricing and unfavorable translation currency impacts in Mexico. A strategic decision after the first quarter of 2003 to halt shipments to certain customers due to suspected diversion of products priced and intended for sales in their region back into the U.S. market contributed to the shortfall in the Caribbean region.

        Operating EBITDA.    Operating EBITDA decreased for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily due to the gross margin impact of lower sales and increased marketing investment in Argentina as well as a few other markets. The decrease in Operating EBITDA margin is due mainly to lower pricing in Mexico, increased marketing and selling costs on a lower sales base, balance sheet remeasurement losses and unfavorable translation currency impacts.

  Asia/Pacific

        Net sales.    Net sales in the Asia/Pacific region increased for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily due to strengthening currency in Australia/New Zealand as well as sales growth in India and Thailand and growth in our contract manufacturing business, which was sold on July 23, 2004. In addition, expenses incurred in the fourth quarter of 2003 related to a limited recall negatively impacted 2003 sales, resulting in a favorable year over year gain when comparing 2004 to 2003.

        Operating EBITDA.    Operating EBITDA increased for the year ended December 31, 2004 compared to the year ended December 31, 2003 mainly due to favorable gross margins resulting primarily from increased overhead absorption and the favorable impact on the year over year comparison resulting from the costs of the limited recall of approximately $0.7 million incurred in 2003. The significant favorable currency translation impact on sales resulted in only a slight increase in Operating EBITDA due to the negative impact of the strengthened Australian dollar on cost of goods sold to Asian countries.

Corporate Expenses

        Corporate expenses increased from $20.0 million for the year ended December 31, 2003 to $22.1 million for the year ended December 31, 2004, primarily due to an increase of approximately $5.5 million related to increased research and development spending, increased consulting costs, higher legal fees mainly related to litigation in Puerto Rico, executive hiring costs and the limited recall in Australia, mostly offset by restructuring savings and reductions in performance-based incentive expense.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Results of Operations

        The following table sets forth certain of our financial data for the years ended December 31, 2002 and 2003 (totals may not foot due to rounding).

			Year Ended December 31,
	Year Ended December 31,
					Better/(Worse) than Prior Year
	2002	2003	2002	2003
	(in millions)		as % of Sales		Dollars	%
Net sales	$349.6	$352.3	100%	100%	$2.7	1%
Cost of sales	134.5	138.0	38%	39%	(3.5)	(3)%

Gross profit	215.1	214.3	62%	61%	(0.7)	(0)%

Operating expenses:
Marketing and selling expenses	77.1	81.4	22%	23%	(4.4)	(6)%
Administration expenses	32.3	35.8	9%	10%	(3.5)	(11)%
Amortization of intangibles	28.7	22.2	8%	6%	6.5	23%
Start-up expenses	0.7	—	0%	—%	0.7	100%
Restructuring expenses	2.3	8.2	1%	2%	(5.9)	(254)%

Total operating expenses	141.1	147.7	40%	42%	(6.5)	(5)%

Income from operations	73.9	66.7	21%	19%	(7.2)	(10)%

Other expenses (income):
Interest income	(1.1)	(0.8)	0%	0%	(0.3)	(28)%
Interest expense	34.8	37.3	10%	11%	(2.6)	(7)%
Costs of refinancing	7.1	29.8	2%	8%	(22.6)	(316)%
Other (income) expense, net	0.3	(2.9)	0%	(1)%	3.2	974%

Total other expenses	41.1	63.4	12%	18%	(22.3)	(54)%

Income before income taxes	32.8	3.3	9%	1%	(29.5)	(90)%
Provision for income taxes	8.1	19.7	2%	6%	(11.6)	(143)%

Net income (loss)	$24.7	$(16.4)	7%	(5)%	$(41.1)	(167)%

Consolidated Results

        Net sales.    The increase in consolidated net sales was attributable to approximately $17 million in positive currency translation, net of hedging losses, derived from all non-US regions, but primarily EAME. Additionally, growth in the drug and food service channels in North America, growth in some key markets, such as the Middle East and Australia/New Zealand, and sales related to the acquisition of the NoSucar™ trademark in Latin America contributed to the sales growth. This was partially offset by lower volumes in the North American grocery and club channels and certain markets in the other regions, primarily the UK and the Caribbean, as described in our segment results.

        Cost of sales.    Cost of sales increased mainly due to currency translation, plant equipment write-offs, inventory write-offs and timing of product improvements. These increases in cost of sales were partially mitigated by significant material cost improvements. This resulted in a slight overall decrease in gross margin from 62% to 61%.

        Operating expenses.    Marketing, selling and administration expenses increased approximately $7.0 million due to the unfavorable impact of currency translations and approximately $2.0 million due to higher performance-based incentive accruals. In addition, marketing and selling expenses increased approximately $5.0 million due to higher marketing investment in North America and EAME, partially offset by marketing investment reductions of approximately $1.5 million in Latin America and Asia/Pacific, lower selling expenses of approximately $2.0 million in North America and EAME and savings from restructuring actions of approximately $3.5 million. Amortization expense decreased as trademark usage rights were fully amortized by the end of 2002. Start-up expenses no longer existed in 2003, as our transition to a stand-alone company was complete in 2002. During June 2002, we announced that as a result of our evaluation of strategic options, we would immediately begin implementing a plan designed to improve both financial results and the long-term value of our business. As a result of these actions, we recorded restructuring charges for workforce reductions of $2.3 million in 2002 and $8.2 million in 2003. Cash payments related to restructuring liabilities totaled $1.6 million in 2002 and $4.5 million in 2003. Savings in 2003 related to these restructuring actions approximated $8.0 million. Had all actions taken through December 31, 2003 been in place as of January 1, 2003, estimated savings would have been approximately $10.0 million.

        Interest.    Net interest expense increased due to higher debt balances and interest rates resulting from our recapitalization, which was completed in July 2003.

        Costs of refinancing.    In conjunction with the refinancing of our credit facility in July 2003, we wrote off $8.7 million of deferred financing fees associated with our previous credit facility and recognized $21.1 million of derivative losses related to interest rate swaps and collars associated with the old debt which were previously deferred as a component of other accumulated comprehensive loss. In 2002, we refinanced our subordinated debt and incurred $7.1 million in refinancing costs.

        Other expense/income, net.    Other expenses decreased due to a $5.8 million gain on derivative instruments offset by the impact of the strengthened euro on the euro-denominated debt issued in July 2003.

        Taxes.    Our reported effective tax rate was 25% in the year ended December 31, 2002. For the year ended December 31, 2003, we recorded a $19.7 million tax provision on income before income taxes of $3.3 million and made cash tax payments of $4.0 million. The unusual relationship of our consolidated income tax provision and cash tax payments made to our consolidated income before income taxes for 2003 results primarily from the aggregation of income and the related provision for taxes in our foreign subsidiaries with losses in the United States that had no related tax benefit.

        In 2003 in the United States, we incurred losses before income taxes of $28.0 million, while recording a tax provision of $11.1 million, representing an effective tax rate of (40%). This tax provision primarily represented establishment of a full valuation allowance on the United States net deferred tax asets and an increase in our net U.S. deferred tax liability caused principally by current income tax deductions related to amortization of goodwill over a 15 year life that have not been recognized for book purposes. Pursuant to FASB Statement No. 142, goodwill is not amortized for book purposes and is not written down unless impaired, which is not our case. As a result, the deferred tax liability will not reverse until such time, if any, that our goodwill becomes impaired or sold. As such, this deferred income tax liability, which is expected to continue to increase, will have an indefinite life, resulting in what is referred to as a "naked tax credit." The current tax deduction, along with other components of our taxable loss for the year, served to increase our net operating loss carryforward, which is reflected as an increase in deferred net income tax assets. However, in assessing deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. SFAS 109 indicates that forming a conclusion that a valuation allowance against a deferred income tax asset is not needed is difficult when there is negative evidence such as cumulative losses in recent years. In 2002, we had cumulative income before taxes, whereas, the significant losses generated in 2003 resulted in cumulative losses before income taxes for the preceding three years. In looking at this evidence, management determined that this negative evidence outweighed the positive evidence, and concluded that a valuation allowance was required against the United States deferred tax assets, as it was more likely than not that all or a portion of these deferred tax assets would not be realized. As discussed above, we have a "naked tax credit" for the deferred tax liability relating to the basis difference in goodwill. This deferred tax liability is not considered in the determination of the valuation allowance due to the indefinite life of the goodwill intangible assets.

        In 2003, outside the United States, we had income before income taxes of $31.3 million, while recording a tax provision of $8.6 million, representing an effective tax rate of 29%. Our overall effective tax rate outside the United States is positively influenced by a favorable tax rate applicable to our operating subsidiary in Switzerland and adversely influenced by valuation allowances in certain loss generating subsidiaries. In certain foreign jurisdictions, we incurred losses before income taxes but recorded no tax benefit due to uncertainties regarding our ability to utilize any benefits associated with our net deferred income tax assets in those jurisdictions. Accordingly, we have established full valuation allowances against those net deferred income tax assets.

Segment Results

        The following table presents net sales and Operating EBITDA expressed in millions of dollars for each of our reportable segments (totals may not foot due to rounding):

	Net Sales				Operating EBITDA(1)
	Year Ended December 31,		Better/(Worse) than Prior Year		Year Ended December 31,		Better/(Worse) than Prior Year
	2002	2003	$	%	2002	2003	$	%
	(in millions)				(in millions)
North America	$167.2	$161.0	$(6.2)	(4)%	$77.8	$75.2	$(2.6)	(3)%
Operating EBITDA Margin					47%	47%	0%
EAME	109.2	123.9	14.7	13%	36.6	38.7	2.1	6%
Operating EBITDA Margin					33%	31%	(2)%
Latin America	54.2	46.7	(7.5)	(14)%	20.9	15.7	(5.2)	(25)%
Operating EBITDA Margin					39%	34%	(5)%
Asia/Pacific	19.0	20.7	1.7	9%	0.6	0.6	0.0	(9)%
Operating EBITDA Margin					3%	3%	0%

(1)
"Operating EBITDA" as used with respect to our operating segments is a measure upon which management assesses the financial performance of these segments. Operating EBITDA excludes interest expense, income tax expense and depreciation and amortization, as well as items such as start-up expenses, restructuring expenses and certain other non-cash items. See Note 16 to the audited consolidated financial statements found elsewhere in this document for a description of Operating EBITDA and a reconciliation of Operating EBITDA to income (loss) before income taxes. Operating EBITDA margin represents Operating EBITDA as a percentage of net sales.

  North America

        Net sales.    The sales decrease in our North American segment was principally attributable to volume decline in a few channels, mainly grocery and club, and additional expenses related to the potential introduction of new products. The decrease in grocery channel volumes was due to lower consumer demand. The reduction in the club channel was due to lower consumption and the temporary removal of a product from a limited number of stores during the second half of 2003.

        Operating EBITDA.    Operating EBITDA decreased due to a reduction in sales and increased marketing investment, partially offset by improved cost of sales. Operating EBITDA margin was relatively flat as stronger gross margins were partially offset by higher marketing spending. Gross margin increased due to savings in product costs and favorable product mix.

        EAME

        Net sales.    The net sales increase in EAME resulted from the favorable impact of currency translations. Although there was volume growth in Middle East/Africa and Hungary, those sales were more than offset by a decline in a number of other countries, mainly the UK.

        Operating EBITDA.    Operating EBITDA increased mainly due to the impact of strengthened currency in the region partially offset by an increase in marketing investment in select countries. The decrease in Operating EBITDA margin was primarily due to a decline in gross margin coupled with an increase in marketing and selling expenses as a percentage of net sales. Gross margin declined primarily due to inventory write-offs and increased depreciation.

  Latin America

        Net sales.    The decrease in Latin American sales is mainly due to a strategic decision to halt shipments to certain customers in the Caribbean region. Also negatively impacting sales are lower volumes across portions of the region due to the continued negative economic environment and our decision to exit the unprofitable Brazilian market. Increased sales in Central America due to a trademark acquisition partially offset these declines.

        Operating EBITDA.    Operating EBITDA decreased mainly due to the reduction in sales described above and higher manufacturing expenses. The decrease in Operating EBITDA margin was primarily due to a decline in gross margin and an increase in marketing, selling and administrative expenses as a percentage of net sales. Gross margin declined primarily due to higher manufacturing expenses during 2003 when compared to unusually low manufacturing expenses in 2002 relating to the devaluation of the Argentine peso. Sales declines outpaced marketing, selling and administration expense reductions, resulting in an increase in these expenses as a percent of sales.

  Asia/Pacific

        Net sales.    Net sales in the Asia/Pacific region increased primarily due to volume growth in Australia/New Zealand, our biggest market in the region, and the favorable impact of currency translations. This increase was somewhat offset by lower volumes in Asia attributable to SARS, uncertainty generated by the hostilities in Iraq and a return allowance for sales of certain SKUs involved in a limited recall subsequent to December 31, 2003 in Australia/New Zealand, which negatively impacted the fourth quarter of 2003.

        Operating EBITDA.    Operating EBITDA was relatively flat as increased margins were offset by inventory write-offs due to the limited recall in Australia/New Zealand described above, lower fixed cost absorption and unfavorable currency impacts.

Corporate Expenses

        Corporate expenses were relatively flat, decreasing from $20.3 million in 2002 to $20.0 million in 2003, primarily due to restructuring savings of approximately $2.0 million offsetting higher performance-based incentive expense related to achievement of 2003 targets of approximately $1.0 million and legal costs of approximately $1.0 million.

Liquidity and Capital Resources

        Our liquidity needs are primarily met through internally generated cash flow. From time to time, we also borrow money under our revolving line of credit under our senior credit facility. Our primary uses of cash are cost of sales, operating expenses, debt service, capital expenditures and dividends to our stockholder.

        Accounts receivable levels, time to payment and inventory levels impact the amount of internally generated cash flow. The following table shows information with respect to our accounts receivable and inventory as of December 31, 2003 and 2004 and June 30, 2005. Accounts receivable decreased in the six months ended June 30, 2005 primarily due to significantly lower sales in the second quarter of 2005 as compared to the fourth quarter of 2004. The increase in inventory was the result of significant aspartame purchases in the first quarter that will continue to be consumed throughout 2005.

	December 31,
			June 30, 2005
	2003	2004
Accounts receivable (in millions)	$90.7	$81.7	$66.7
Days sales outstanding	93	85	72
Inventory (in millions)	$28.0	$25.7	$35.8
Days sales in inventory	74	64	90

Six Months Ended June 30, 2005

        For the six months ended June 30, 2005, net cash used in operating activities was $1.0 million, whereas in the six months ended June 30, 2004, net cash provided by operating activities was $21.1 million. Operating cash flows decreased $22.2 million versus the six months ended June 30, 2004, primarily due to reduced net income after adjusting for non-cash items and a decrease in the contribution from working capital of $15.7 million. The contribution from working capital decreased mainly due to changes in accounts payable and an increase in aspartame inventories that will continue to be consumed throughout 2005.

        Net cash used in investing activities totaled $1.3 million for the six months ended June 30, 2005, compared to $5.9 million for the six months ended June 30, 2004. Capital expenditures in the six months ended June 30, 2005 were significantly lower than in the six months ended June 30, 2004, primarily due to equipment upgrades at our Manteno facility and at the facility of our European toll manufacturer in the first half of 2004.

        For the six months ended June 30, 2005, financing activities provided $3.2 million in cash, a $7.8 million increase as compared to the six months ended June 30, 2004, when cash used in financing activities totaled $4.6 million. As of June 30, 2005, cash was provided from borrowings of $10.0 million outstanding as of June 30, 2005 under our revolving loan facility, as compared to an outstanding balance of zero under our revolving loan facility as of June 30, 2004. For the six months ended June 30, 2005, we used cash mainly to pay our scheduled principal payments under our senior credit facility, as was also the case in the six months ended June 30, 2004, and to pay approximately $0.9 million in fees to execute an amendment to our senior credit facility in the first quarter of 2005. In addition, dividends of $0.6 million and $0.5 million were issued to our stockholder in the first six months of 2005 and the first six months of 2004, respectively, for the purpose of paying expenses, mainly financing fees, relating solely to our sole stockholder.

  Year Ended December 31, 2004

        Net cash provided by operating activities totaled approximately $44.5 million for the year ended December 31, 2004, compared to $64.6 million for the year ended December 31, 2003. Operating cash flows for the year ended December 31, 2004 decreased $20.1 million versus the year ended December 31, 2003, primarily due to reduced operating results partially offset by an increase in the contribution from working capital of $7.0 million. The contribution from working capital increased mainly due to a favorable change in trade receivables and inventories.

        Net cash used in investing activities totaled $10.6 million for the year ended December 31, 2004, compared to $8.3 million for the year ended December 31, 2003. Capital expenditures in 2004 were higher than in 2003, primarily due to equipment upgrades at our Manteno facility and at the facility of our European toll manufacturer and business system enhancements and upgrades. Net cash used in investing activities in the year ended December 31, 2003 included a payment of $2.4 million in connection with the acquisition of a trademark in Latin America.

        Net cash used in financing activities totaled $33.3 million in the year ended December 31, 2004, compared to $54.6 million in the year ended December 31, 2003. Increased interest expense related to the outstanding notes and lower cash from operating activities led to lower debt principal payments in the year ended December 31, 2004 versus the year ended December 31, 2003. In July 2003, we incurred significant costs related to our refinancing and paid a significant dividend to our shareholder.

  Year Ended December 31, 2003

        Net cash provided by operating activities totaled approximately $64.6 million for the year ended December 31, 2003, compared to $55.7 million for the year ended December 31, 2002. Working capital contributed $6.0 million to cash flow from operating activities in the year ended December 31, 2003, primarily due to increases in current liabilities and other receivables, partially offset by increased trade receivables and inventories. Net cash provided by operating activities in 2003 was higher than 2002 due to the timing of interest payments and the costs of refinancing.

        Net cash used in investing activities totaled $8.3 million for the year ended December 31, 2003, compared to $7.1 million for the year ended December 31, 2002. Capital expenditures in 2003 were lower than in 2002 and were primarily manufacturing-related at our production facilities, then consisting of plants at Manteno, Illinois, Zarate, Argentina, and Fairfield, Australia. Net cash used in investing activities also included a payment of $2.4 million in 2003 in connection with the acquisition of a trademark in Latin America.

        Net cash used in financing activities totaled $54.6 million in the year ended December 31, 2003, compared to $56.6 million in 2002. Net cash used in financing activities in 2003 consisted of payments of existing term loans and dividend to stockholder offset by new long-term borrowings pursuant to our refinancing in the third quarter.

  Capital Expenditures

        Capital expenditures in 2005 are expected to be in the range of $7.0 million to $9.0 million. We believe that internally generated cash flow, together with borrowing available under our senior credit facility, will be sufficient to fund capital expenditures over the next 12 months.

  Financing

        On July 11, 2003, we issued $225.0 million principal amount of our 9.5% senior subordinated notes due 2013 and refinanced our credit facility with a new senior credit facility. A portion of the proceeds of the senior subordinated notes and the new senior credit facility were used to pay a dividend. Our senior credit facility provides for aggregate commitments of up to $310.0 million, consisting of a revolving loan facility of $35.0 million, of which a portion is available at our option in euro or dollars or in the form of letters of credit denominated in dollars or euro; as well as term loan facilities of $275.0 million, consisting of a Euro Term Loan A of $50.0 million, and a Term Loan B of $225.0 million, denominated in dollars. The senior credit facility is guaranteed by our parent and each of our domestic subsidiaries. The senior credit facility and the guarantees of the guarantors are secured by a first-priority security interest in substantially all of our assets and the assets of the guarantors.

        Commencing July 5, 2004, the interest rate increased 0.25% over the stated rate for the outstanding notes due to our failure to register the exchange notes prior to the agreed deadline, and commencing on each of October 5, 2004, January 5, 2005, April 5, 2005 and July 5, 2005, the interest rate on the outstanding notes increased an additional 0.25% for a total increase of 1.25%. The cumulative impact of the 1.25% additional interest is approximately $234,000 per month. The interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until the exchange offer is consummated, up to a maximum additional interest rate of 1.5% per annum over the stated rate. Upon consummation of the exchange offer, the interest rate will return to its stated rate of 9.5% per annum.

        As part of our refinancing in 2003, we incurred significant financing costs that are being amortized in accordance with the terms of the respective debt instruments. As of June 30, 2005, our deferred financing cost balance related to the issuance of our senior subordinated notes and the refinancing of our credit facility was approximately $14.5 million.

        Borrowings under our senior credit facility bear interest, at our option, at either adjusted LIBOR or, in the case of dollar-denominated loans, at the alternate base rate plus, in each case, a spread. Outstanding letters of credit under the revolving loan facility will be subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans. The Euro Term Loan A and the revolving loan facility have a maturity of five and one-half years while the Term Loan B has a maturity of six and one-half years.

        The indenture governing the senior subordinated notes and the senior credit facility contain covenants that limit, among other things, our ability to:

  •
  pay dividends,

  •
  incur additional debt,

  •
  create liens,

  •
  engage in transactions with affiliates, or

  •
  sell or purchase property and equipment and take certain other actions with respect to the business.

        In addition, the senior credit facility contains covenants that require us to maintain a specified maximum leverage ratio and senior debt ratio and a minimum fixed charge ratio and interest coverage ratio. These ratios are measured quarterly on the basis of Bank EBITDA. Bank EBITDA as originally defined in the senior credit facility excludes interest expense, income tax expense and depreciation and amortization, as well as items such as expenses related to restructuring expenses and other non-cash items. On October 20, 2004, we entered into an amendment to the senior credit facility. Pursuant to the amendment, fees related to our parent's withdrawn offering of income deposit securities of up to a maximum of $4.5 million are excludable from our Bank EBITDA calculation and we are allowed to pay dividends to our parent in an aggregate amount not to exceed $4.5 million for the payment of such fees and expenses. In addition, the existing limit on restructuring costs excludable from our Bank EBITDA calculation was increased by $2.0 million. On March 11, 2005, we again amended our senior credit facility. Pursuant to this amendment, our existing financial condition covenant ratios were revised and an additional financial condition covenant ratio, consolidated senior leverage ratio, was added. In addition, charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness, up to a maximum of $5.0 million since September 30, 2004, and transaction fees related to the execution of this amendment are excludable from our Bank EBITDA calculation and the existing limit on restructuring costs excludable from our Bank EBITDA calculation has been increased by $4.0 million. Fees of approximately $0.9 million were incurred in the first quarter of 2005 to execute this amendment. These fees are classified as deferred financing fees and will be amortized over the remaining life of the related debt. For the four fiscal quarters ended June 30, 2005, Bank EBITDA was $82.3 million. We were in compliance with our obligations under the senior credit facility, as amended, at June 30, 2005.

        In June 2001, we entered into an interest rate swap which fixes the underlying interest rate on $155.0 million of our term loans at 5.63% per annum for a period of six years. This interest rate swap amortizes with the term loan and expires on March 31, 2007.

        In June 2000, we entered into no-cost interest rate collars which lock the underlying interest rate on $80.0 million of our term loans between 6.00% and 8.50% per annum for three years. In June 2001, we extended the terms of the no-cost interest rate collars for three additional years. The no-cost interest rate collars lock the underlying interest rate on $40.0 million of the term loan principal balance between 6.10% and 8.50% per annum and $40.0 million of the term loan principal balance between 6.00% and 8.50% per annum. Both no-cost interest rate collars expire on June 30, 2006.

        The effective cash interest rate on all borrowings under the senior credit facility, taking into account the interest rate swap and no-cost interest rate collars, was approximately 8% as of June 30, 2005.

        Obligations under our derivative instruments are secured by substantially all of our and certain of our subsidiaries' assets. We periodically review our derivative instruments in relation to anticipated debt payments and may enter into new derivative instruments or terminate existing instruments accordingly.

        Our ability to make scheduled payments of principal of, or to pay the interest on, or to refinance our indebtedness, including the senior subordinated notes and our senior credit facility, or to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors beyond our control.

  Contractual Obligations and Commercial Commitments

        The following table summarizes future payments for our contractual obligations at December 31, 2004. (totals may not foot due to rounding)

Contractual Obligations
At December 31, 2004

	Payments due by Period
Contractual Obligations	Less than 1 year	Year 2-3	Year 4-5	After 5 years	Total
	(in millions)
Long-Term Debt	$10.0	$23.5	$22.8	$383.6	$439.9
Total Fixed Interest(1)	34.1	65.0	62.0	87.8	248.8
Capital Lease Obligations	0.2	0.1	—	—	0.3
Operating Leases	2.6	4.0	3.3	0.7	10.6
Purchase Obligations	32.4	19.0	9.6	—	61.0
Other Long-Term Liabilities(2)	1.2	3.8	2.0	1.0	8.0

Total Contractual Cash Obligations	$80.5	$115.4	$99.6	$473.1	$768.6

For additional information, see Notes 6 and 10 to our audited consolidated financial statements included elsewhere in this prospectus.

(1)
A majority of our debt bears interest at a fixed rate. Interest rate exposure results from our floating rate borrowings. The interest rate risk on nearly all of our outstanding debt with variable interest rates has been managed by entering into swap and collar agreements. As a result, interest rate changes have not had a significant effect on our earnings or cash flows or the fair value of our interest rate derivatives. A 1.0% increase in interest rates would not impact cash interest expense significantly, but would result in a fair value mark to market on our interest rate derivatives of a favorable $2.1 million. A 1.0% decline in rates would not impact cash interest expense significantly, but would result in a fair value mark to market on our interest rate derivatives of an unfavorable $2.1 million.

(2)
Consists of payments in the amount of $0.6 million owed to Mr. Veber in connection with the termination of his employment as our Chief Executive Officer, and deferred compensation and certain other payments in an aggregate amount of $7.4 million owed to Mr. Donald in connection with the termination of his employment as our Chief Executive Officer. As described under "Management—Employment Contracts, Termination of Employment and Change-in-Control Arrangements," a portion of the payments to Mr. Donald are offset by a note from Mr. Donald due to the Company.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Operations

        With approximately 64% of our consolidated total net sales generated by our subsidiaries outside of the United States in the six months ended June 30, 2005, our ability to obtain funds necessary to meet our obligations is subject to applicable laws, foreign taxes and intercompany pricing laws, including those relating to the flow of funds between our foreign affiliates pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Currently, we receive a vast majority of funds from our foreign affiliates through our Swiss subsidiary in the form of payments pursuant to a promissory note. Once the note is repaid in full, which may occur as early as 2006, we will receive funds from this subsidiary, as well as other foreign affiliates, in the form of a dividend or other type of payment. Such payments will be subject to any applicable laws or restrictions. Regulators in the United States and other foreign countries where we operate may closely monitor our corporate structure and how we effect intercompany fund transfers.

        Net sales outside of the United States aggregated 59% and 64% of our total net sales for the six months ended June 30, 2004 and June 30, 2005, respectively. In addition, as of June 30, 2005, foreign affiliates comprised approximately 47% of our consolidated total assets. Accordingly, we have experienced and continue to be exposed to foreign exchange risk. See "—Foreign Currency and Interest Rate Risks."

  Foreign Currency and Interest Rate Risks

        Inherent in our operations are certain risks related to changes in foreign currency exchange rates and interest rates. We bear foreign exchange risk because a majority of our financing was obtained in U.S. dollars although a significant portion of our revenues are earned in the various currencies of our foreign subsidiaries' operations. Under our senior credit facility, a portion of our financing is obtained in euro. This euro-denominated loan decreases our transactional exposure to euro exchange fluctuations until the euro principal and interest are repaid. Any decrease in sales and earnings from euro denominated countries that results from the euro weakening against the U.S. dollar is currently more than offset by the decrease in our euro denominated debt obligations (i.e., foreign currency transaction gain) and interest expense that also results from such a decrease in exchange rate. Likewise, any increase in sales and earnings from the euro denominated countries that results from a strengthening euro against the U.S. dollar partially offsets the increase in our euro denominated debt obligations (i.e., foreign currency transaction loss) and interest expense that results from such an exchange rate increase.

        A majority of our debt bears interest at a fixed rate. Interest rate exposure results from our floating rate borrowings. The interest rate risk on nearly all of our outstanding debt with variable interest rates has been managed by entering into swap and collar agreements. As a result, interest rate changes have not had a significant effect on our earnings or cash flows or the fair value of our interest rate derivatives. A 1.0% per annum increase in interest rates would not impact cash interest expense significantly, but would result in a fair value mark to market on our interest rate derivatives of a favorable $2.1 million. A 1.0% per annum decline in interest rates would not impact cash interest expense significantly, but would result in a fair value mark to market on our interest rate derivatives of an unfavorable $2.1 million. Any fair value mark to market of our interest rate derivatives would impact our balance sheet and statements of operations.

        In the normal course of business, we identify risks relating to foreign currency exchange rates and interest rates and mitigate their financial impact through our corporate policies and hedging activities. Our hedging activities include the use of derivative financial instruments. We use derivatives only where there is an underlying exposure and do not use them for trading or speculative purposes. The counter parties to the hedging activities are highly rated financial institutions.

        As of June 30, 2005, the portion of accumulated other comprehensive loss related to derivatives is $1.5 million, which is expected to be recorded in the income statement over the next six months.

        The table below provides information about our current derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows related to the senior credit facility, with the euro-denominated debt converted at an estimated future rate of 1.3 U.S. dollars per euro. For interest rate swaps and collars, the table presents notional amounts. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The fair values of interest rate swaps and collars are based on third party valuations.

	Total Debt	$155M Swap	$80M Collars	Total Hedged
	(in millions, except percentages)
Swap Rate %		5.63%
Collar Cap % ($80M)			8.50%
Collar Floor % ($40M)			6.09%
Collar Floor % ($40M)			6.00%
2004	$214.9	$112.6	$80.0	$192.6
2005	204.7	62.8	80.0	142.8
2006	193.9	11.9		11.9
2007	181.0	—	—	—
Fair Value (pre-tax) at June 30, 2005		(1.6)	(0.8)	(2.3)

        Based on our current portfolio of interest rate swaps and collars, we do not believe we have material interest rate risk.

  Inflation Risk

        Inflation is not expected to have a material impact on our business, financial condition or results of operations. In markets outside the United States in countries with higher inflation, we generally have been able to offset the impact of inflation through a combination of cost-cutting measures and price increases.

Recently Issued Accounting Standards

        See Note 2 to our audited consolidated financial statements found elsewhere in this prospectus for a discussion of recently adopted and issued accounting standards.

Change in Accountants

        On February 12, 2005, PricewaterhouseCoopers LLP ("PwC") declined to stand for re-election as our independent registered public accounting firm following the completion of procedures related to our financial statements for the year ended December 31, 2004, which occurred on April 25, 2005.

        For the fiscal years ended December 31, 2003 and 2004, PwC's reports on our financial statements contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2003 and 2004, and through April 25, 2005, (i) there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except as discussed below.

        In a letter to us dated August 27, 2003 related to PwC's audit of our financial statements for the year ended December 31 2002, PwC identified certain matters involving our system of internal control and its operation that PwC considered to be "reportable conditions" as defined in AU 325, Communication of Internal Control Related Matters Noted In An Audit. We did not perform a comprehensive reconciliation, analysis and review of the following accounts in a timely manner. As a result, we made material adjustments to the financial statements that were not initially identified by our internal control over financial reporting.

                i.  Income taxes

               ii.  Accounting for debt extinguishments

              iii.  Fixed assets

        In response to these matters, we promptly embarked on a comprehensive plan to implement additional controls and procedures to remediate the matters raised by PwC, including organizational changes, financial reporting system enhancements and process improvements.

        In a letter to us dated September 24, 2004 related to PwC's audit of our financial statements for the year ended December 31, 2003 and through discussions with management and the audit committee of our board of directors on April 14, 2005 related to PwC's audit of our financial statements for the year ended December 31, 2004, PwC identified certain matters involving our system of internal control and its operation that PwC considers to be material weaknesses as defined in the Public Company Accounting Oversight Board's, or PCAOB's, Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements (the PCAOB's final standard will apply to our audit for the year ended December 31, 2006). The matters noted by PwC are summarized as follows:

  a)
  We did not have proper documentation related to the effectiveness calculation of a derivative instrument causing the instrument to not qualify for hedge accounting in accordance with Statement of Financial Accounting Standard 133 Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). As a result, we made a material adjustment to the financial statements that was not initially identified by our internal control over financial reporting.

  b)
  We did not perform a comprehensive reconciliation, analysis and review of the following accounts in a timely manner. As a result, we made material adjustments to the financial statements that were not initially identified by our internal control over financial reporting.

                i.  Income taxes

               ii.  Inventory

              iii.  Fixed assets

              iv.  Trade promotions

        We have reviewed the matters identified by PwC in both the September 24, 2004 letter and discussions through April 14, 2005. We have already taken substantial actions to address the issues identified by PwC. This process is ongoing and includes, without limitation, the following:

  a)
  We currently use FAS 133 accounting for our interest rate derivative instruments. We have initiated a training program to educate our accounting and finance personnel on the requirements of FAS 133. In addition, we have identified professional resources to assist in the future with questions relating to the implementation of FAS 133 accounting.

  b)
  We have improved our control over fixed assets and inventory by initiating procedures to ensure that key accounts are reconciled and reviewed on a monthly basis and obsolete inventory is identified and properly reflected in the financial statements.

  c)
  We have retained an outside adviser to assist with our taxes on a regular basis as well as to assist with training our finance personnel on tax accounting matters.

  d)
  We have increased the accuracy and timeliness of information we receive from our customers in order to improve management's estimates relating to trade marketing accruals.

        In addition, we have made significant progress in documenting, testing and remediating our system of internal controls in preparation for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, with which we must be in compliance by December 31, 2006. We have hired an internal audit department, continue to evaluate the effectiveness of our internal controls and procedures on an ongoing basis, and will implement actions to enhance our resources and training in the area of financial reporting and disclosure responsibilities in light of this deadline.

        PwC makes no comment whatsoever on the current status of the matters identified by it relating to our internal accounting controls or with respect to any remedial actions related to such matters.

        We have authorized PwC to respond fully to the inquiries of any successor independent accountant concerning any of the matters discussed above. We have provided PwC with a copy of the "Change in Accountants" disclosure above and requested PwC to furnish a letter to the SEC stating whether or not it agrees with the statements made in the "Change in Accountants" disclosure above. A copy of such letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

        On May 4, 2005, the audit committee of our board of directors approved the selection of, and authorized our company to engage, BDO Seidman, LLP as our independent registered public accounting firm to audit our financial statements. We engaged BDO Seidman, LLP to act in that capacity effective as of April 25, 2005.

INDUSTRY OVERVIEW

        We estimate that the global retail market for low calorie tabletop sweeteners is approximately $1.4 billion as of December 31, 2004. Low calorie sweeteners are found as ingredients in thousands of food and beverage products, and are also sold as a tabletop sweetener to individual consumers or to restaurants in single-serving packets for patrons to add to food and beverages.

        From 1990 to 2000, the demand for low calorie tabletop sweetener products grew two to three times faster than the demand for caloric sweeteners by volume in the tabletop sweetener category. According to LMC, global demand for low calorie tabletop sweeteners grew at a CAGR of 3% between 1990 and 2000 to 952,000 tons of sugar equivalent, but it only represented 2% of total tabletop sweetener demand. As a result, we believe there is substantial room for further growth in the low calorie tabletop sweetener industry. According to company estimates based primarily on ACNielsen data, the global retail volume of low calorie tabletop sweeteners increased at a CAGR of approximately 8% during the years 2000 - 2004. During the same period, global low calorie tabletop sweetener retail sales increased at a CAGR of 9%.

Global Growth of Low Calorie Tabletop Sweetener Category

        The following graphs provide information on the estimated size and growth of the low calorie tabletop sweetener category worldwide.

Source: Management estimates, ACNielsen and IRI.

        We believe the strong growth characteristics of worldwide low calorie tabletop sweetener usage are a result of three main factors: an increased health consciousness among consumers, favorable demographics for the industry and an increase in the incidence of diabetes and glucose intolerance.

  •
  Increased Health Consciousness.  We believe there is a general trend towards healthier eating habits among the population in developed nations, especially low calorie alternatives to sugar or caloric sweeteners. As fitness and exercise become a regular regimen for more people, there is a heightened consumer awareness of nutrition and healthful foods. Health professionals increasingly are emphasizing the benefits of lower calorie diets. We believe as more people look for healthy alternatives to sugar, they will gravitate to low calorie products, such as our branded sweeteners.

  •
  Favorable Industry Demographics.  In general, as people age, they become concerned with weight gain and become more glucose-intolerant, resulting in the need for some form of sugar substitute. There has been a significant increase in the U.S. population of individuals older than

    50; we believe this age group accounts for a significant portion of the purchases of low calorie tabletop sweeteners. According to the U.S. Census Bureau, this segment of the population is expected to increase by 25% from 2001 through 2010. Furthermore, according to the American Diabetes Association, in the United States, approximately 18% of the 60 and over age group have diabetes, compared to 9% of the 20 and over age group. The growing population of Americans over age 65, the primary users of our product, highlights the growth potential of the industry. We believe these trends are observed in other parts of the world as well, particularly in Western Europe.

  •
  Increased Incidence of Diabetes.  There has been a steady increase of diabetics and persons with glucose intolerance throughout the world, with significant growth projected in developing nations. According to the American Diabetes Association, the diabetic population in the United States is approximately 18 million and is expected to grow annually by 1.3 million people. As the number of diabetics and persons with glucose intolerance increases, we believe the demand for our products will also increase.

Low Calorie Sweetening Ingredients

        The U.S. Food and Drug Administration has approved five low calorie sweetening ingredients (saccharin, aspartame, neotame, acesulfame potassium (commonly referred to as Ace-K) and sucralose) and is currently reviewing two additional sweeteners for consumer use (cyclamate and alitame). The most recent entry is neotame, which was discovered in the early 1990s and approved by the FDA in July 2002, but which has not been used as the base of a widely available commercial low calorie tabletop sweetener. To our knowledge, there are no other active commercial programs to introduce a new sweetener in the marketplace. We estimate that aspartame and saccharin together comprise a majority of the sweetening ingredient usage in the global low calorie tabletop sweetener category, while Ace-K and sucralose account for the remainder. Historically, tabletop sweetener products containing aspartame have generally been priced at a premium to similar products containing saccharin. Over time, the different taste profiles of aspartame and saccharin have resulted in high consumer brand loyalty. The following table provides a brief comparison of different low calorie tabletop sweeteners currently prevalent in their use:

Ingredient
	Saccharin	Aspartame	Sucralose
Discovery	1879	1965	1976
Launch	1879	1979	1991
Sweetness vs. sugar	300X	200X	600X
Formats	Packets, tablets, & granulated	Packets, tablets, & granulated	Packets & granulated
Breakdown	Not metabolized	Metabolized like food	Not metabolized
Calories/TSP	2	2	2
FDA	Safe to use	Safe to use	Safe to use
Used in cooking	Yes	Yes	Yes
Primary Tabletop Brands	Sweet 'N Low®; SweetMate®	Equal®; NutraSweet®; NatraTaste®; Canderel®	Splenda®
Taste	Bitter aftertaste for some consumers	Clean taste	Clean taste

Source: Management estimates, Calorie Control Council and International Sweeteners Association.

Competition

        We believe there are significant barriers to entry into the low calorie tabletop sweetener market, including the lengthy regulatory approval process for the basic sweetening ingredient and significant investment in research and development. Furthermore, the low calorie tabletop sweetener market is already well-served at a variety of price points by a number of well-established competitors. Any potential new entrants using existing sweetening ingredients would have to overcome a highly loyal consumer base, established relationships with worldwide trade and distribution networks, the expense of brand building and lack of product differentiation.

        We are a leader in the global low calorie tabletop sweetener category with an estimated worldwide retail dollar market share of approximately 26% in 2004. According to management estimates based primarily on ACNielsen and IRI data, our primary competitors are Cumberland Packing Co., Johnson & Johnson, Ajinomoto, Sara Lee Corporation and Hermes Sweeteners Ltd. Our strongest competitor is Johnson & Johnson, whose Splenda® brand gained approximately 5% of dollar share in North America in 2004. Although Splenda® is available in the UK, Mexico and Australia, dollar share gains in those markets in 2004 were minimal. On a global basis, we believe that market shares among major competitors have remained relatively constant over the recent past. The remainder of the business remains fragmented through numerous local brands.

2004 Retail Dollar Market Share—Global Low Calorie Tabletop Sweetener Market

        The following chart illustrates the estimated market position of competitors in the global low calorie tabletop sweetener market.

Estimated Total Market Size: $1.4 Billion

Source: Management estimates, ACNielsen and IRI.

Regional Overview

        In our view, the worldwide low calorie tabletop sweetener market can be divided into four main regions. The following table provides information about the markets in which we compete.

Low Calorie Tabletop Sweetener Market—Regional Breakdown

Region	2004 market size	Merisant dollar market share	Merisant brands	Major competitors
	($ in millions)
North America	$668.4	22%	Equal®, NutraSweet®	Sweet 'N Low®, Splenda®, NatraTaste®
EAME	383.6	36%	Canderel®, Mivida™, Misura®, Punto™, NutraSweet®, Sweetex™	Natreen®, Hermesetas®, Private Label
Latin America	218.5	25%	Canderel®, Sucaryl™, Equal®, Chuker™, Semblé™, Rider Sweet™, SAME®, SweetMate®, Sabro™, NoSucar™, EqualSweet™	Sweet 'N Low®, Lilly™, Azucar BC™, Sucrel™, Splenda®, Fin™, Vepe™, Zero Cal™, Hileret™, Si Diet™, Naturalist™, Park Davis™, Boom Diet™, Menocal™, Aldy™, Sukia™, Cristaalosa™
Asia/Pacific	165.2	18%	Equal®, NutraSweet®	Sugarine™, Hermesetas®, Splenda®
Total sales	$1,435.7	26%

Source: Management estimates, ACNielsen and IRI.

  North America

        We estimate the North American low calorie tabletop sweetener retail market to be $668.4 million in 2004, the largest in the world. In 2004, we estimate that the category grew by 12%, and is continuing to experience growth. The U.S. market is dominated by three brands: Equal®, Sweet 'N Low® and Splenda®. Other brands include NatraTaste® (a low-price brand aspartame product introduced in 1994) and private labels. We estimate that, in the United States, aspartame accounts for approximately one-fourth of low calorie tabletop sweetener retail sales, while saccharin, sucralose and Ace-K account for a vast majority of the rest. Among the aspartame-based brands, Equal® is the premium-priced brand, while NutraSweet®, NatraTaste® and other private label brands are low-priced brands. Splenda® is priced similar to Equal®, while Sweet 'N Low® and other saccharin-based brands are priced at significantly lower prices.

  EAME

        We estimate EAME to be the second largest market worldwide for low calorie tabletop sweeteners and Western Europe currently accounts for the majority of the low calorie tabletop sweetener sales in this region with total retail sales of $383.6 million in 2004. France (25%), the United Kingdom (21%), Germany (12%) and Italy (12%) are the largest markets in the region, which is more fragmented than the North American region. A majority of low calorie tabletop sweeteners sold in France are aspartame-based; saccharin is more prevalent in Germany and Spain, and consumption in Italy and the United Kingdom is more balanced between the two products. Our brand Canderel® has leading dollar market shares in France (61%) and the United Kingdom (32%), and our brands in Italy also have high dollar market shares (26%). Natreen®, a saccharin-based product, has the leading dollar market share in Germany, the Netherlands and Spain.

  Latin America

        Accounting for an estimated 15% of the worldwide low calorie tabletop sweetener market with retail sales of $218.5 million in 2004, the Latin American region has experienced growth in key markets over the last four years, with Brazil experiencing the strongest growth. The Latin American low calorie tabletop sweetener market includes a variety of sweetening ingredients, including saccharin, aspartame, sucralose and stevia, as well as several forms, primarily sachets, liquids and tablets. Consistent with other regions, aspartame holds a premium price over saccharin and other sweeteners, other than sucralose.

        There are many competitors in the region and no single brand has a clear market share lead. Many of our competitors' businesses are country-specific. We are one of the few companies that operates in more than one country in the region and we have the leading market position across the entire region.

  Asia Pacific

        Aspartame is more prevalent than any other low calorie tabletop sweetener in this region. Of the region's estimated overall retail sales of $165.2 million in 2004, approximately $99.1 million was attributable to Japan, where we do not have a presence. Australia and New Zealand represent the next largest markets, together accounting for an estimated $30.7 million of the region's overall retail sales in 2004. Our sales in the Asia/Pacific region are primarily in Australia and New Zealand, which contributed 50% of our retail sales in the region in 2003.

        The remainder of the Asia/Pacific low calorie tabletop sweetener market remains relatively underdeveloped; however, growth opportunities exist as the market in the region develops. Due to increases in diabetes, health awareness and affluence, significant growth opportunities exist in this region through increased usage and penetration in Australia, New Zealand and India, category expansion in South East Asia and geographic expansion into Japan.

        In the Australia and New Zealand markets, Equal® is the leading brand with estimated dollar market share of 46% and 55%, respectively. In Australia, Equal® competes with the Hermesetas®, Sugarine™ and Splenda® brands. We believe we have the leading dollar market share throughout most of Asia excluding Japan, including Philippines, Singapore, Malaysia, Hong Kong and Thailand.

BUSINESS

Overview

        We are a worldwide leader in the marketing of low calorie tabletop sweeteners, with an estimated 26% dollar share as of December 31, 2004 of a growing global retail market which we estimate at $1.4 billion. We believe that we have the leading dollar market share as of December 31, 2004 in 11 of the top 20 countries for low calorie tabletop sweetener sales. Our brands, including our premium-priced brands Equal® and Canderel®, are sold in over 85 countries and are among the most recognized low calorie tabletop sweetener products in the world, with brand awareness estimated above 80% in each of their respective key markets. The strength of our leading brands is evidenced by price premiums relative to most of our competitors. We have a global infrastructure, including manufacturing operations whose principal activity is to blend and package our products.

        For the year ended December 31, 2004, we generated net sales of $347.7 million and a net loss of $5.2 million. We generated income before income taxes of $2.0 million for the year ended December 31, 2004. For the six months ended June 30, 2005, we generated net sales of $155.1 million and a net loss of $3.0 million. We generated income before income taxes of $0.9 million for the six months ended June 30, 2005.

        Our strong margins and low capital expenditures help us generate significant cash flows. Cash flow from operating activities was $44.5 million and $64.6 million for the years ended December 31, 2004 and 2003, respectively, and $21.1 million for the six months ended June 30, 2004. For the six months ended June 30, 2005, cash used in operating activities was $1.0 million. Bank EBITDA was $87.3 million and $110.2 million for the years ended December 31, 2004 and 2003, respectively, and $33.0 million and $38.0 million for the six months ended June 30, 2005 and 2004, respectively. For a reconciliation of Bank EBITDA to cash flow from operating activities, see page 27 of this prospectus. Prior to our refinancing in July 2003, we had repaid approximately $149.4 million, or 34%, of the debt we incurred in connection with our formation as a stand-alone company in March 2000. As of June 30, 2005, we have repaid approximately $73.9 million, or 15%, of the debt incurred in connection with the refinancing.

        Our typical customer tends to be female, over 35 years of age and either a member of a diabetic household or a dieter. Our core customer base is growing as a result of an increased level of health consciousness and product awareness among consumers, as well as an aging population and an increased number of diabetics and persons who are glucose intolerant. We believe that these demographic trends have been primarily responsible for growth in the low calorie tabletop sweetener industry. We estimate that total sales of low calorie tabletop sweeteners have grown by 7% from 2003 to 2004. This growth has been accompanied by increased competition within the industry. According to LMC International Ltd, or LMC, global demand for low calorie tabletop sweeteners grew at a CAGR of 3% between 1990 and 2000 to 952,000 tons of sugar equivalent, but it only represented 2% of total tabletop sweetener demand. As a result, we believe there is substantial room for further growth in the low calorie tabletop sweetener industry.

        We sell through multiple channels of distribution, including grocery and pharmacy retailers, food service distributors, mass merchandisers and club/warehouse retailers. We use distributors and brokers to distribute our products throughout the world and sell our products directly to selected customers in our largest markets. In 2004, $74.7 million, or 21% of our net sales, were made to Heinz, our primary distributor to the grocery and food service customers in the United States. Other than Heinz, no customer, including those serviced by Heinz, accounted for greater than 10% of our total net sales in 2004. We enjoy good relationships with our customers, who include well-known mass merchandisers such as Wal-Mart, Sam's and Costco, restaurant chains such as McDonald's and Starbucks and grocery chains such as Kroger and Carrefour.

        The key ingredient in a majority of our products, including Equal® and Canderel®, is aspartame, although we also offer tabletop products sweetened with saccharin and other blended low calorie tabletop sweeteners. We currently obtain a majority of our aspartame from the same third party manufacturer that supplies it as a sweetening ingredient to many leading low calorie food and beverage manufacturers. We believe aspartame is one of the most thoroughly tested low calorie tabletop sweeteners, and has gained widespread acceptance among consumers.

        Our global business model results from 25 years of experience in the low calorie tabletop sweetener industry, first as a division of Searle and later Monsanto, and currently as a stand-alone company. Our global infrastructure includes manufacturing operations in the United States and Argentina and facilities in Europe that are operated by third parties. We are the only competitor in the low calorie tabletop sweetener market with global infrastructure and presence, which provides us with a competitive advantage over companies that compete in regional markets. The low calorie tabletop sweetener market remains fragmented, and most of our competitors focus on distinct markets and products. Our global scale allows us to work with leading suppliers in local markets and to develop local distribution channels. We will continue to look for opportunities to leverage our global presence and enhance global efficiencies in our business.

Our Strengths

        We believe that our strengths include:

  •
  Leading global market position. We are a leading global marketer of low calorie tabletop sweeteners, with an estimated 26% dollar share of the global retail market in 2004. We estimate that, as of December 31, 2004, we had a 22% dollar share in North America, a 36% dollar share in EAME, and a 25% dollar share in Latin America. Within the Asia/Pacific region, we believe we have maintained a 48% dollar share of the Australia/New Zealand market as of December 31, 2004 and believe that we have established leading positions in several other markets within that region. Given our significant market share in most of our markets, we are well positioned to take advantage of overall industry growth in each of those markets.

  •
  Strong brand equity and brand portfolio. Over the past 25 years, our brands have benefited from significant investments in consistent quality production and brand awareness. As a result, Equal® enjoys consumer loyalty of over 50% in the United States as of December 2004. This brand equity is elastic and we believe it will allow us to expand by developing new products and new uses for our existing products, such as Equal® Sugar Lite™, a unique blend of sugar and low calorie sweeteners designed for cooking and baking; Equal Spoonful®, a zero calorie product that measures like sugar to make it easier to use in recipes designed for Equal®; Same® with Sugar, a zero calorie tabletop sweetener that is a blend of sugar and low calorie sweetener launched in Puerto Rico; and Canderel® branded chocolates, which we have successfully launched throughout Europe and the Middle East. Our worldwide brand recognition and leadership position in the industry facilitate geographic expansion.

  •
  Unmatched global scale. We are the only global competitor in the marketplace that is focused primarily on the low calorie tabletop sweetener business. We have the focus, resources and consumer insights to quickly and effectively develop new products, market our brands and serve our global customers. Our global scope allows us to selectively invest in markets with the highest potential for growth and the highest returns. We continue to seek efficiencies and optimize our resource allocation to take advantage of our global scale. Our leading competitive position in the low calorie tabletop sweetener market, which results from our brand equity, global scope and customer relationships, would be difficult and costly for competitors to replicate.

  •
  Strong cash flow characteristics.  Supported by a unique combination of strong brand equity, high consumer loyalty, attractive margins and low capital expenditures, we have consistently produced strong cash flows, regardless of economic conditions, which have allowed us to pay down substantial debt. Our net sales have grown from an estimated $341.2 million in 2000 to $347.7 million in 2004. Prior to our refinancing in July 2003, we had repaid approximately $149.4 million, or 34%, of the debt we incurred in connection with our formation as a stand-alone company in March 2000. As of June 30, 2005, we have repaid approximately $73.9 million, or 15%, of the debt incurred in connection with the refinancing.

  •
  Experienced and motivated management team.  Our senior management team has extensive experience in global brand management and the consumer products industry in markets around the world. Our Chief Executive Officer, Paul Block, has a proven track record in the industry. Our employees have a financial incentive in the success of the business.

Our Business Strategy

        Our business strategy since our inception has been to enhance and develop world-class brands that drive cash flow and create value. By capitalizing on the strength of our existing brand portfolio and global infrastructure, we believe we will achieve steady revenue growth and strong cash flows through identifiable near-term initiatives, including:

  •
  Expand our sales by promoting new usage among our existing consumers. Our core consumer group, consisting primarily of health-conscious consumers and diabetics, has been responsible for our historical growth and momentum. We intend to build on this group's loyalty and grow further by encouraging new and more frequent uses of our brands. We intend to increase usage through various value-focused promotional and in-store activities with retail partners and distributors and promote new uses by introducing innovative products, packaging and recipes designed especially for Equal® and Canderel®. Our active communication with our core consumers such as diabetics through our extensive consumer database and newsletters has been one of the key factors behind our consumer loyalty. Our market research indicates that in the United States approximately 42% of the users of Equal® are diabetics; similarly, approximately 52% of the volume of Equal® sold is consumed by diabetics. We estimate that diabetic consumers also represent a significant portion of our volume in most of our other markets.

  •
  Expand the Equal® and Canderel® brand positioning to attract new users into our franchise.  We seek to attract consumers who currently do not use low calorie tabletop sweeteners by convincing them that our brands can be used in their everyday lives as part of a healthier lifestyle. Market research indicates that Equal® is used by approximately 6% of all households in the United States and that approximately two-thirds of Americans want to reduce their sugar usage and only one-third are currently participating in the category. Our initiative to attract new users focuses on the great taste, usefulness and quality of our product through an integrated marketing campaign, including print, television, other media and sampling. While the household penetration of our brands varies from country to country, we see opportunities to attract new users in all of our major markets.

  •
  Gain market share among current core users of low calorie tabletop sweeteners.  In North America, our market research indicates that there are approximately 7 million households in the United States that currently use low-calorie sweeteners who would consider conversion to our Equal® brand. We plan to pursue competitive brand users through focused promotion aimed at encouraging Equal® brand trial and conversion. Both inside and outside of North America, we will pursue share gain primarily through new product development and innovation.

  •
  Continue to improve efficiencies and margins throughout our operations.  We have successfully achieved significant improvements in our working capital management and lowered our costs of operations. As a result, we have maintained strong gross margins and cash flow. Beginning in 2001, we began consolidating vendors, increasing plant productivity and optimizing global sourcing of materials and business models. In addition, we renegotiated our agreement for the 2004 and a significant portion of the 2005 supply of our primary raw material, aspartame. Our operating model has enabled us to maintain strong cash flow and accelerate the repayment of debt. We will continue to examine cost reduction and working capital management strategies in an effort to enhance efficiencies and maximize cash flow. In addition, our headcount reduction actions, begun in June 2002, resulted in estimated cumulative payroll savings of approximately $19.3 million, excluding severance costs, for the year ended December 31, 2004. We will continue to focus aggressively on our top four markets, which collectively accounted for over 70% of EBITDA in 2004, and we will look to change our go-to-market business model in our other markets to optimize return by reducing inefficient overhead.

  •
  Execute aggressive marketing plans in our key markets to enhance our brands. By continuing to evolve our current brands and by rapidly expanding our product lines, we believe we can solidify and enhance our position as a leader in our four key markets: the United States, France, the UK and Mexico, which represented a large majority of our total EBITDA for 2004. We intend to use efficiencies gained in non-key markets to increase our consumer marketing spending which will enable us to significantly increase our share of voice with consumers. Specifically, we are looking to invigorate our market positions in the United States and the UK, and build on our leadership positions in France and Mexico.

        We believe that we have additional opportunities to achieve sustainable long-term growth by capitalizing on positive consumer macro-trends, which include the increasing health consciousness of consumers, the aging of the population, and the increasing incidence of diabetes, through the following initiatives:

  •
  Continue brand-repositioning efforts to capture category growth. We intend to continue to reposition our brands in our key markets in 2005 to appeal to a broader consumer base, in order to take advantage of the favorable consumer trends that are occurring. We will continue with our increased marketing spending discussed earlier for this campaign which we believe will accelerate the growth of our Equal® and Canderel® franchises over the long-term. In the United States, we intend to re-focus Equal® to build on the intrinsic brand values that have made the brand a success to date and expand the franchise with relevant and compelling new products. In Europe, our marketing plans are centered on the continued development of Canderel® in the UK and France, which we also plan to achieve by introducing relevant and compelling new products.

  •
  Increase the pace of innovation to bring new products and brand extensions to the market. We will continue to focus resources on the research and development and launch of new products and brand extensions, both internally and with strategic alliance partners, in an effort to grow the category in our key markets. In 2003, we introduced Canderel® branded chocolates in Europe and Equal Spoonful® in North America, each of which was well received by the marketplace. By continuing to expand our Canderel® chocolate line in other markets such as Mexico and South Africa, and introducing further new products in Europe, in addition to brand extensions, we believe we will continue to expand the category and strengthen our market share. In France, we relaunched our Canderel® brand with an improved formulation of a blend of low calorie sweeteners.

Our Brands

        Our two largest brands, Equal® and Canderel®, are among the most recognized low calorie tabletop sweetener products in the world, with brand awareness estimated above 80% in their respective key market areas in 2004. Our consumer research also indicates that our brands such as Equal® enjoy significant loyalty. Equal® is our premium-priced brand in North America and Asia/Pacific and

Canderel® is our premium-priced brand in EAME and Mexico. Our remaining brands are primarily targeted to specific countries or markets. Our global brand positioning is described in the table below:

Brand	Key Markets	Price Point
Equal®	United States, Puerto Rico, Australia/New Zealand, Canada	Premium
Canderel®	France, United Kingdom, Belgium, Netherlands, South Africa, Mexico	Premium
NutraSweet®	United States	Mid-Priced
EqualSweet®	Argentina Mexico	Premium Mid-Priced
Misura®/Mivida™	Italy	Premium
Sucaryl™	Argentina	Value
Chuker™	Argentina	Value

        Our trademark portfolio is of material importance to our business, and we have invested substantially in the promotion and development of our trademarked brands. Other than NutraSweet®, our company owns the trademarks that we use in the United States, including Equal®. Merisant Company 2 Sarl, one of our Swiss subsidiaries, holds our foreign trademark registrations, including Canderel®, Misura®, Mivida™, Sucaryl™ and Chuker™. NutraSweet has granted to us and our affiliates worldwide licenses to use the NutraSweet® trademark in connection with the sale of tabletop sweetener products that contain aspartame sourced pursuant to our supply agreement with NutraSweet. The licenses are in effect during the term of the our supply agreement with NutraSweet and thereafter, subject to certain minimum purchase obligations. NutraSweet has the option to terminate the licenses upon six months' notice if we do not purchase at least 200 metric tons of aspartame from it in the calendar year then expired.

Distribution Channels

        We supply our products to our consumers through multiple distribution channels that include grocery and pharmacy retailers, as well as mass merchandisers, club/warehouse retailers and food service. Our distribution channels are well established and give us the flexibility to service our consumers and optimize our profitability. We use distributors and brokers to distribute our products throughout the world and sell our products directly to selected customers in our largest markets. Our largest distributor is Heinz, which accounted for $74.7 million of net sales in 2004 pursuant to exclusive distribution agreements for the U.S. retail and food service channels. Other than Heinz, no customer, including those serviced by Heinz, accounted for greater than 10% of our total net sales in 2004. We enjoy strong relationships with our customers, who include well-known mass merchandisers such as Wal-Mart, Sam's and Costco; restaurant chains such as McDonald's and Starbucks; and grocery chains such as Kroger and Carrefour. Our customers are frequently our partners in trade marketing programs.

Regional Overview

        Our global infrastructure allows us to manage a number of brands in over 85 countries, organized into the following four major regions: (i) North America; (ii) EAME; (iii) Latin America and

(iv) Asia/Pacific. The following graph provides the regional breakdown of our net sales and Operating EBITDA for the year ended December 31, 2004:

Year Ended December 31, 2004 Net Sales $347.7 million	Year Ended December 31, 2004 Operating EBITDA $109.4 million(1)

(1)
Before corporate expenses of $22.1 million.

  North America

        Our North American region, comprised of the U.S. and Canadian markets, is our largest sales region and accounted for 42% ($146.0 million) of our total net sales and 48% ($52.9 million) of Operating EBITDA in 2004. The majority of our North American net sales are derived from Equal®. We also offer medium- and low-priced brands, NutraSweet® (aspartame) and SweetMate® (saccharin), as part of our portfolio strategy designed to offer U.S. consumers various price options and to better address lower-priced competition, therefore supporting Equal®'s premier pricing position. Since 1997, when we introduced the lower-priced brands, we have increased our market share, primarily from private label competitors with minimal cannibalization of Equal®'s market share. In North America, our products are sold primarily in powder forms, in packets and in jars.

        Brands.    We primarily market two brands in North America: Equal® and NutraSweet®. Equal® represented approximately 90% of our regional sales. In addition, Equal® enjoyed consumer loyalty of 57% in the United States in 2004. NutraSweet® represented less than 5% of regional sales before consumer incentive expenses in 2004, and SweetMate® and other products represented the remainder. Equal® was launched in the United States in 1982, providing a significant taste benefit because it tastes like sugar and has no unpleasant aftertaste, unlike then-current products in a saccharin-driven category. It has been a leading low calorie tabletop sweetener in the region for several years despite its premium price. Equal® has been able to maintain a premium pricing strategy due to its strong brand equity, strong product performance and marketing initiatives. We have continued to drive category innovation through the introduction of multiple product forms and packaging.

        Marketing.    With a 94% brand awareness level according to TNS, Equal® has established strong brand equity. Part of Equal®'s continued brand strength is a reflection of a shift in marketing strategy toward building equity with core consumer groups. During 2001 and before, our products were marketed by focusing on one-on-one communication and relationship marketing as the primary means of increasing core consumer penetration and loyalty. In 2002, we initiated an integrated marketing campaign aimed at maintaining loyalty and increasing usage among current Equal® users, bringing new users into our franchise and increasing penetration in the food service channel. We are also building on established relationships with the American Diabetes Association and other organizations by visiting clinics for diabetics to help educate consumers about diabetes and the role diet plays in controlling the disease. The essence of our current Equal® marketing strategy is to shift the brand perception from its "diet" image into a mainstream everyday product.

        We intend to accomplish this strategy by convincing consumers that our brands can be used in their everyday lives as part of a healthier lifestyle. In 2005, we will contemporize the Equal® packaging graphics on our cartons and sachets. This will be the first major packaging redesign in ten years.

        Distribution.    We have developed a multi-channel distribution and selling strategy in North America that enables us to focus on our key retail customers while maintaining broad customer support of our brands throughout all outlets. These channels include:

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  U.S. food (grocery and pharmacy) retail, which represented 34% of regional sales before consumer incentive and slotting expenses in 2004;

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  U.S. food service distributors wholesale, which represented 34% of regional sales before consumer incentive expenses in 2004;

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  U.S. club/warehouse retail, which represented 19% of regional sales before consumer incentive and slotting expenses in 2004;

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  U.S. mass merchandisers retail, which represented 8% of regional sales before consumer incentive and slotting expenses in 2004;

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  U.S. other direct, which represented 2% of regional sales before consumer incentive expenses in 2004; and

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  Canada & other, which represented 3% of regional sales before consumer incentive expenses in 2004.

        This U.S. distribution strategy involves four selling methods:

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  Direct sales to large mass merchandisers, club/warehouse retailers and food service companies. Key customers include Kmart, Wal-Mart, Sam's Club, BJ's, Costco and McDonald's. These customers represented approximately 33% of our regional sales before consumer incentive and slotting expenses in 2004.

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  Sales through our sole U.S. distributor, Heinz, to retail grocery stores, food wholesalers and food service distributors and operators. Key customers served by Heinz include Safeway, Kroger, Publix, Super Valu, Alliant Food Service, Starbucks and Sysco. Heinz handles the order processing, warehousing, trade marketing and distribution of the product. Heinz takes title to the product and an item is booked as a sale when received by Heinz. Heinz distributed approximately 53% of our regional sales before consumer incentive and slotting expenses in 2004.

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  Sales through non-food brokers to provide national coverage of pharmacies, smaller mass merchandisers and deep discount stores such as Dollar General, representing approximately 8% of our regional sales before consumer incentive and slotting expenses in 2004.

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  A broker network to provide product to office coffee service operators and distributors, representing approximately 6% of our regional sales before consumer incentive expenses in 2004.

  EAME

        Consisting of the relatively mature markets in Western Europe and the growing markets in Eastern Europe, South Africa, and the Middle East, the EAME region accounted for 38% ($134.0 million) of our total net sales and 38% ($41.8 million) of Operating EBITDA in 2004. In this region, our products are primarily sold in tablet and powder form. Of our $135.5 million of regional sales in 2004, excluding foreign currency hedging costs, France represented 37%, the UK and Ireland represented 19%, South Africa represented 9%, Belgium represented 8%, Italy represented 7% and all other markets within the region represented 20%.

        Brands.    Canderel® became the world's first aspartame-based product when it was introduced to the French market in 1979 and is now the only significant pan-European brand on the market. Canderel® accounted for the majority of EAME's 2004 net sales. Canderel® is marketed in a variety of different product forms, of which the tablet form is the most popular. While packaging units vary by country, the product is typically sold in packages containing 100 or 300 counts or refills of 500 tablets. Canderel® is also produced as a powder. The Canderel® marketing strategy has enabled us to command a premium price over our competitors.

        As the following chart indicates, in addition to Canderel®, we manage a number of other brands within the EAME region as part of our portfolio brand strategy.

Brand	Market	Pricing Position	Sweetener Ingredient
Misura®, Mivida™	Italy	Premium	Aspartame, Saccharin/Fructose
Sweetex™	Poland	Premium	Aspartame
Punto™	Italy	Value	Aspartame, Fructose, Ace-K/sugar
Equal®	South Africa	Value	Aspartame
NutraSweet®	Hungary	Value	Aspartame

        Marketing.    Canderel® has been the pan-European brand leader of the low calorie tabletop sweetener market, holding the #1 position in France and the United Kingdom. To differentiate ourselves from the competition and to reach new consumer segments, we have regularly developed new product offerings of Canderel®, including the half dose tablet and a 100 gram granulated powder box introduced in 1990, the 500 tablet refill launched in 1992, and "credit-card' like dispensers which were introduced in 1998. We have also improved product packaging with the complete redesign of our key products in 1994 and 1998. In 2004, we relaunched Canderel® in Europe with a new formulation made with a blend of intense, low calorie sweeteners and an aroma. The new formulation has a taste close to sugar and the powder form is suitable for baking and cooking. This new formulation will also be launched in stick packaging in all European markets in 2005.

        We have developed the Canderel® brand imagery via the regional use of the "sunburst" logo throughout Europe since 1990. This logo has contributed to a distinct personality for the brand, which has been consistently advertised and promoted across European markets for years. In 2002, we initiated a new pan-European marketing campaign built around packaging and formulation innovations as well as enhancements of our brand imagery. Our pan-European campaign for the Canderel® brand is supported by a new packaging design and a new container shape. By modernizing the image of the brand we intend to improve usage and re-establish the brand by demonstrating its benefits to a broad range of consumers.

        In markets where Canderel® has established strong brand equity, we have introduced products in categories other than tabletop sweeteners under the umbrella Canderel® brand. These products include chocolate products sold in France, Portugal, Belgium, Hungary and South Africa. These additional products have created business opportunities and further strengthened the brand position through cost-effective umbrella advertising and promotion.

        Distribution.    In the EAME region, approximately half of net sales are managed through direct sales, and the remaining sales are through a network of distributors and brokers.

        Overall, the European retail market is more concentrated than the U.S. retail market, with a small number of large operators accounting for the majority of the sector. We estimate that in 2004, our top ten customers in Europe, including Carrefour and ASDA, a subsidiary of Wal-Mart, represented approximately 49% of our net sales in the region.

  Latin America

        Our Latin American region, comprising 27 countries from Mexico to Argentina, accounted for 13% ($43.7 million) of total net sales and 12% ($12.9 million) of Operating EBITDA in 2004.

        Of our Latin American regional sales, Mexico accounted for 47%, Argentina accounted for 15%, the Caribbean region accounted for 12%, Central America accounted for 7%, Colombia and Venezuela each accounted for 6% and all other Latin American countries accounted for 7% in 2004. The majority of our products sold in Latin America are in the form of liquid and powder, and the majority of our packaging is in bottles (liquid) and sachets (powder). Sachets carry premium prices and correspondingly higher margins.

        Brands.    We manage 15 brands in the region. Canderel® is our largest brand in the region and is sold exclusively in Mexico where it has achieved over 90% brand awareness. Equal® is our second largest brand in the region. EqualSweet® is sold primarily in Argentina and Mexico and is our third largest brand in Latin America. In addition to the introduction of our core brands in Latin America, we have acquired established regional brands to fill out our portfolio. In 1998, Monsanto acquired the Sucaryl™ brand, which is one of the region's largest brands. Sucaryl™ is sold as a saccharin and saccharin/cyclamate blend in liquid and tablet form and distributed in virtually all Latin American countries, with the majority of its sales in Argentina. In 2003, we acquired the NoSucar™ brand in Central America, which is the largest brand in Costa Rica, and we launched Same® with Sugar in Puerto Rico.

        We control eight additional brands in the region. These brands are generally country-specific and have enabled us to strengthen our position in key markets, including Argentina, Chile, Colombia, Puerto Rico and the Caribbean.

        Marketing.    Our marketing strategy in Latin America is aimed at expanding the low calorie tabletop sweetener category, both in volume and profitability. The majority of volume expansion will be achieved by continuing to attract new users into the category. The current strategy focuses on positioning our brands as being part of a healthy lifestyle. This positioning is in line with the younger demographics of Latin America versus the United States and Europe. Our regional strategy is focused around:

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  our top three markets: Mexico, Puerto Rico and Argentina;

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  the introduction of new and improved formulations (improved taste) combined with sampling efforts and mass media (for example, our launch in Puerto Rico at the end of 2003 of Same® with Sugar, a zero calorie product that is a blend of sugar and low calorie sweetener, and the recent launch of Canderel® Nature in Mexico);

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  the positioning of our major brands as part of a healthy and modern lifestyle; and

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  bringing consumers over time from low-priced to premium-priced brands.

        We will continue to strengthen brand equity by investing in the most cost-effective and proven programs that increase consumer demand at point of sale, such as tasting programs, demonstrators and one-to-one communication with consumers, secondary displays and on-pack promotions with host leading brands. As in other regions, we customize our marketing programs in the Latin American region depending upon country specific market conditions.

        Distribution.    We have a strong network of approximately 45 distributors throughout the region, through which nearly all of our sales are made. These distributors sell through all major channels in the region to direct accounts and wholesalers.

  Asia/Pacific

        Our Asia/Pacific region, comprised of Australia/New Zealand and Asia, achieved net sales of $24.0 million in 2004, accounting for 7% of our total net sales and 2% ($1.8 million) of Operating EBITDA for the year. Our sales are primarily in Australia/New Zealand (64% of regional sales in 2004). In the Asia/Pacific region, the product is distributed primarily in tablet form, followed by powder in jars and sachets.

        Brands.    Net sales in the Asia/Pacific region are generated almost entirely through the sales of two brands, Equal® and NutraSweet®, with Equal® accounting for the majority of sales in the region. Equal® is positioned as a premium-priced brand within the region, and NutraSweet® is positioned as a value brand.

        Marketing.    Our sales in the Asia/Pacific region are driven by our strong presence in Australia and New Zealand. We continue to focus our resources on three key growth drivers:

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  increasing existing customer loyalty by implementing a pipeline of product and packaging innovations, providing convenience and differentiation;

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  bringing new users, targeting younger demographics, to our franchise by repositioning Equal® in Australia/New Zealand as part of a healthy lifestyle and continuing to build the Equal® franchise in other markets, specifically Thailand, Indonesia and Singapore; and

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  progressively shifting the Equal® brand from the diabetic "need to use" segment to the "choose to use" segments.

        Distribution.    Outside of Australia and New Zealand, our brands have traditionally been marketed in the region as "Need to Use" pharmaceuticals for health problems and have largely been sold through the pharmacy channel. We operate through master distributors across the Asian continent in the grocery, pharmacy and food service channels. Australian sales are currently managed through a direct sales organization of approximately 20 people that promote our brands. In New Zealand, we use a distributor/broker partner due to the small size of the market.

Public Acceptance

        Aspartame, our primary ingredient, is one of the most thoroughly tested and studied food additives/ingredients the FDA has ever approved, with more than 200 toxicological and clinical studies confirming its safety. Aspartame received regulatory approval 16 years after its discovery, following extensive scientific review. It is also approved by the World Health Organization and regulatory agencies of more than 100 other countries. In addition, the product is supported by major health organizations including the American Diabetes Association, the American Dietetic Association and the Juvenile Diabetes Research Foundation.

        Phenylketonuria, or PKU, is the only confirmed aspartame-related health concern. PKU is a rare inherited disease, affecting approximately one in 10,000 to 15,000 people, in which individuals cannot properly metabolize the amino acid phenylalanine. The amount of phenylalanine found in aspartame is much smaller than that in other common foods eaten every day, such as meats, milk and other protein-rich foods; however, individuals with PKU must consider aspartame as an additional source of phenylalanine. Thus the United States and most countries around the world require that all products containing aspartame contain disclosure so that consumers with this condition will be aware of the presence of the substance and be able to avoid or restrict it.

        Public relations.    We have developed long-standing relationships with key medical and nutritional organizations to encourage consumers to use our products as part of a healthy lifestyle. Key relationships include: American Diabetes Association; American Association of Diabetes Educators; international diabetic associations in France, the United Kingdom, Puerto Rico, Australia/New Zealand; Multiple Sclerosis Foundation; Council on Scientific Affairs of the American Medical Association; American Dietetic Association; Calorie Control Council; International Sweetener Association, Juvenile Diabetes Research Foundation; Pediatric Association in Mexico; and International Food Information Council. By maintaining these important industry relationships and disseminating educational information to consumers in a timely manner, we believe that we will be able to effectively respond to any potential misinformation.

Suppliers and Raw Materials

        The primary raw materials that we use in our manufacturing process are aspartame, Unidex® (a blending agent), paper and carton. Aspartame is the biggest component of our raw material cost. Currently, we are committed to a minimum purchase requirement at a fixed price for aspartame, our primary raw ingredient, from NutraSweet under an aspartame supply agreement that expires on December 31, 2005. Contractual restrictions prevent use of this aspartame in some foreign countries, and therefore it is used primarily in the U.S. and in other markets sourced from our U.S. manufacturing facility. The remaining minimum purchase requirement significantly exceeds our projected usage for these markets in 2005. Nevertheless, we also purchase aspartame from other suppliers for use in our European markets and in other markets sourced from our European manufacturing facilities. In the future, the price of aspartame could fluctuate.

        In connection with our supply relationship with NutraSweet, we and our affiliates have worldwide, royalty-free, exclusive licenses to use the NutraSweet® trademark in the tabletop sweetener category. The licenses are in effect during the term of the aspartame supply agreement and thereafter, subject to certain minimum purchase obligations. NutraSweet has the option to terminate the licenses upon six months' notice if we do not purchase at least 200 metric tons of aspartame from it in the calendar year then expired.

        According to management's most recent estimates in 2005, the current aspartame market totals approximately 16,200 metric tons per year with a capacity of 16,500 to 17,000 metric tons per year. NutraSweet is the world's largest aspartame producer, supplying a significant portion of the market. We believe we are one of the top five users of aspartame in the world and one of NutraSweet's largest customers. Prior to 1992, NutraSweet manufactured aspartame in the United States under patent protection. In 1992, the patent on aspartame expired, paving the way for additional aspartame producers and private label brands. Aspartame prices have declined significantly since the patent expired. There are currently several major manufacturers of aspartame globally. The second and third largest suppliers are Ajinomoto Co. Inc. and Holland Sweetener Company, respectively. Additional aspartame suppliers include Wujin Niutang, Zhejiang Haosen Pharmaceutical Co., Ltd., Shaoxing Yamei Biochemical Industry Co., Ltd., and VitaSweet Co., Ltd., which are China based aspartame producers.

Facilities

        We are engaged in two primary manufacturing processes, one for the powder product and one for tablet. We do not manufacture aspartame or any other ingredient used in these processes. The powder process primarily involves dry-blending ingredients in a tumble mixer or plow blender. The tablet operation consists of loading product ingredients into a tumble mixer for blending. The blended ingredients are then transferred to a dry roller compactor, compressed, and screened to obtain a uniform particle size. The last ingredient is added and the batch is blended a second time. The material is then transferred to the tablet press where the specified tablet size and weight are produced, after which the tablets are placed in small drums for transfer to the high-speed packaging line.

        We are also engaged in a number of different packaging processes for the powder and tablets. Once the powder is mixed, it is filled into sachets or jars on high-speed filling lines and then packaged in varying carton sizes, depending on markets and channels. The tablets are filled through high-speed filling lines into appropriate dispensers of varying sizes and packaged in varying carton sizes, depending on market and channels.

        We produce the majority of our products at five production facilities throughout the world, two of which we currently operate:

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  Manteno, Illinois. The business has operated the Manteno facility since 1990. The Manteno site was selected for its proximity to key raw material and component suppliers, significant advantages for finished goods' distribution, and lower conversion costs per case.

  Since 1993, annual volumes produced in this plant have grown by 37%. The main drivers of this growth expansion were increased demand in the mass merchandising, club/warehouse and food service business. In 1995, the Manteno plant was expanded to install granulated powder packaging (jars) capabilities.

  Today, the Manteno facility operates with approximately 140 non-union employees. The plant has substantial capacity to accommodate future growth for the business. The available capacity has been driven by significant improvements in machine efficiencies. The plant's products are sold primarily in the United States, Canada, Mexico and Caribbean markets.

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  Zarate, Argentina. The Latin American operation began in 1996 in Zarate, Argentina. There are approximately 62 non-union employees at the site dedicated to the production of our products. The plant produces products for the bulk of the Latin America region. It is the only facility that has a liquid line.

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  Bergisch and Stendal, Germany. Since 1999, we have contracted with Kruger GmbH & Co. to manufacture our products for sale in Europe and South Africa. Kruger has production lines in its plants in Bergisch and Stendal, Germany which are exclusively dedicated to our products. We own the equipment used by Kruger to manufacture our products.

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  Fairfield, Australia. In July 2004, we sold our manufacturing facility in Fairfield, Australia to a company controlled by managers of the facility. In connection with the sale, we entered into a contract with the buyer to manufacture our products for sale in a number of countries in the Asia/Pacific region, including Australia, New Zealand, Malaysia, Indonesia, the Philippines, Thailand, Singapore, China and Taiwan.

        Our focus on safety continues to be very high and is reflected by the certifications awarded to each of our company-owned manufacturing sites:

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  Manteno, Illinois. We were one of 178 U.S.-based companies and one of 36 food sites to receive the Voluntary Protection Program, or VPP, Star in 2001 and recertified in 2002. In 2003, we were a recipient of the Illinois Safety Council Safety Award.

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  Zarate, Argentina. We were one of 8 companies in Argentina, and the only company in Food, to receive the OHSAS 18001 designation in 2001. We recertified in OHSAS 18000 in 2004 and became ISO 9000:2000 certified in 2004.

Offices

        Our executive and administrative office, located in Chicago, Illinois, has approximately 26,300 rentable square feet. The lease for this office will expire on April 30, 2011. We do not believe that we will have difficulty renewing our current leases or finding alternative space in the event we are unable to renew any of our leases on a basis we find satisfactory. We consider our offices suitable and adequate for the conduct of our business.

Our History

        The main sweetening ingredient in our leading tabletop brands, aspartame, was discovered in 1965 by Dr. James Schlatter while doing research at Searle on amino acids. The newly discovered sweetening ingredient underwent many years of testing before being approved for consumer use for the first time in 1979 in France, where the product was marketed as "Canderel®." By the early 1980s, Canderel® was being marketed in much of Europe. In 1981, the U.S. Food and Drug Administration approved the tabletop use of aspartame. The following year, Equal® was launched in the United States. In 1985, Monsanto entered the sweetener market through its acquisition of Searle. Subsequently, in mid-1999, Monsanto made the strategic decision to divest these assets, which were being operated as a portion of Monsanto's nutrition and consumer sector, in order to focus on its core businesses as a life sciences company and delever its balance sheet. The sweetener ingredients assets, which were sold to an investor group led by J.W. Childs & Co. and renamed The NutraSweet Company, manufactured and supplied aspartame to food and beverage companies as a sweetening ingredient. An investor group led by an affiliate of Pegasus Capital Advisors, L.P. formed Merisant Company, which, on March 17, 2000, purchased from Monsanto the assets that Monsanto had used in the packaging and distribution of low calorie tabletop sweeteners (primarily aspartame- and saccharin-based).

Environmental and Legal

        Our operations are subject to federal, state, local and foreign laws and regulations relating to environmental protection, including regulation of discharges onto land and into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property, or which migrate from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any material environmental conditions that require remediation under federal, state, local or foreign law on our properties, a comprehensive environmental review of our properties or operations has not been conducted since 1999 and no assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

        Management believes that we are in material compliance with all other applicable laws and regulations, including workplace safety regulations. From time to time, we are involved in litigation concerning our business operations.

        On May 6, 2004, Merisant Manufacturing Australia Pty. Ltd. was served with a complaint in the District Court of Western Australia by an individual alleging that she suffered adverse symptoms after consuming Travacalm brand of motion sickness prevention drug manufactured in 2001 for a pharmaceutical client under a contract manufacturing agreement. Although we recently sold our entire interest in Merisant Manufacturing Australia Pty. Ltd., pursuant to the sale agreement, we have retained liability for this action. We have filed an answer denying the plaintiff's allegations.

        In October 2004, we requested the National Advertising Division of the Council of Better Business Bureaus, referred to as the NAD, to review advertising by McNeil for its Splenda® brand tabletop sweetener. We believed such advertising to be false and misleading. McNeil refused to participate in such industry self-regulating forum and filed a complaint in the United States District Court for the District of Puerto Rico requesting the court to declare its advertising truthful and not misleading. Because of the filing by McNeil in Puerto Rico, the NAD elected not to review the matter. On November 26, 2004, we filed a complaint against McNeil in the United States District Court for the

Eastern District of Pennsylvania alleging the same issues as were addressed to the NAD. On January 13, 2005, McNeil voluntarily dismissed its action in Puerto Rico. On March 23, 2005, McNeil filed a motion to amend its answer to our complaint in the Pennsylvania action. McNeil sought to amend its answer to add a counterclaim against us alleging that our Equal® Sugar Lite™ packaging and advertising are misleading in that, according to McNeil, on a volumetric basis, Equal® Sugar Lite™ does not deliver half the calories of a cup of sugar. On April 18, 2005, the court granted McNeil's motion to amend. Our own investigation has confirmed that when measured by weight, in accordance with the formulation for Equal® Sugar Lite™, measurements for Equal® Sugar Lite™ are correct under the FDA compliance standards, which is generally a measurement by weight. We further determined that certain measurements may be volumetrically inaccurate. The manufacturing and packaging process for Equal® Sugar Lite™ has been adjusted to ensure volumetric accuracy, while remaining accurate in accordance with FDA compliance standards based on weight. For the year ended December 31, 2004, gross profit was reduced by $3,208 to increase the allowances against accounts receivable and establish inventory reserves associated with this issue. For the three month period ended March 31, 2005, no further adjustments have been recorded.

        Management believes that the litigation in which we are currently involved is not reasonably likely to be material to our financial condition or the results of our operations.

Employees

        We and our subsidiaries have a total of approximately 560 employees as of August 1, 2005, none of whom are covered by union contracts.

MANAGEMENT

        The following table sets forth the names, ages and titles of the members of our board of directors and executive officers as of August 16, 2005. Each of our directors holds office until the next annual meeting of our stockholders or until his successor has been elected and qualified.

Name	Age	Position
Arnold W. Donald	50	Director
Robert E. Albus	58	Director
Alec Machiels	32	Director
Adam Stagliano	49	Director
Paul R. Block	48	Director, President and Chief Executive Officer
Anthony J. Nocchiero	54	Chief Financial Officer and Vice President, Finance
Jonathan W. Cole	41	Vice President, General Counsel and Secretary
Anne C. Linsdau-Hoeppner	51	Executive Vice President, Global Human Resources and Communications
Dana M. Voris	40	Vice President, Corporate Controller and Treasurer

Our Board of Directors and Executive Officers

        Arnold W. Donald has served as a director of Merisant since April 2000. He served as Chairman of our board of directors from April 2000 through June 2005. From March 2000 to April 2003, Mr. Donald served as Chief Executive Officer of Merisant. Prior to 2000, Mr. Donald was a senior executive of Monsanto Company in St. Louis, Missouri. Mr. Donald joined Monsanto in industrial chemical sales in 1977 and held increasingly senior roles in his 20 plus years with that company. Mr. Donald currently serves on the boards of Washington University, Carleton College, Crown Cork & Seal Company, Inc., The Scotts Company, Carnival Corporation, Oil-Dri Corporation, The Laclede Group, Inc. and Russell Corporation. Mr. Donald also is serving a second term on the President's Export Council, appointed initially by President Clinton and then re-appointed by President Bush.

        Robert E. Albus has served as a director of Merisant since May 2004. Mr. Albus has been President of Premier Business Development since 2000 and Managing Partner of ChemPro LLC, a technology development company, since he founded the company in 1998. Mr. Albus served as President and Chief Executive Officer of Home-Link Services from 2002 to 2003. Prior to joining Home-Link Services, Mr. Albus was President of the Toiletry Division of Advance Polymer Systems, Inc., where he was employed from 1997 to 2000. Prior to that, Mr. Albus served as Director of Marketing of Combe, Inc. (U.S.); General Manager of Combe, Inc. (Canada); Vice President of Business Development of the W.B. Saunders Division of CBS; and a Product Director of Johnson & Johnson.

        Alec Machiels has served as a director of Merisant since April 2005. Mr. Machiels serves as a Vice President of Pegasus Capital Advisors, L.P. Prior to joining Pegasus in August 2002, Mr. Machiels served as a consultant for Radius Ventures, a biotechnology consulting firm, from 2001 to 2002. From 1996 through 1999, Mr. Machiels served as a financial analyst for Goldman Sachs International and Goldman, Sachs & Co. Mr. Machiels received a Masters in Business Administration from Harvard Business School in June 2001.

        Adam Stagliano has served as a director of Merisant since June 2005. Mr. Stagliano has led the management team as President and Chief Strategic Officer of brandarchitectureinternational, a multi-disciplinary branding company, since its launch in 2001. Prior to joing brandarchitectureinternational, Mr. Stagliano served as President and Planning Director of Weiss Stagliano Partners. Before starting Weiss Stagliano Partners in 1989, Mr. Stagliano was Executive Vice President and Planning Director at

Doyle Graf Mable, where he led strategic planning efforts for several "blue chip" accounts. Mr. Stagliano has served as a founding board member and former Chairman of the Accounting Planning Group/U.S., a founding board member and former Chairman of the AAAA Account Planning Committee, a board member of the Advertising Research Federation and a founding board member of The Philadelphia Chamber Orchestra.

        Paul R. Block has served as a director of Merisant since December 2004, as President and Chief Executive Officer of Merisant since November 2004 and was the President and Chief Operating Officer from September 2004 to November 2004. Prior to joining Merisant, from 2002 to 2004, Mr. Block was President and Chief Executive Officer of Sara Lee Coffee and Tea Consumer Brand, a manufacturing coffee company serving the retail marketplace with brands like Chock full o'Nuts and Hills Brothers. From 1999 to 2002, Mr. Block served as Chief Marketing Officer and, subsequently, Executive Vice President General Manager of Allied Domecq Spirits USA. Prior to this, Mr. Block held general management and marketing positions at Groupe Danone and Guinness Import Company. Mr. Block currently serves on the board of directors of ClearSource Inc., a bottled water producer.

        Anthony J. Nocchiero has served as Chief Financial Officer and Vice President Finance of Merisant since July 2005. Prior to joining Merisant, from 2001 to 2005, Mr. Nocchiero was self employed as a private consultant. From 1991 to 2000, Mr. Nocchiero served as Vice President and Chief Financial Officer for BP Amoco's Chemical Sector, a $10 billion global chemicals business. Prior to that, Mr. Nocchiero was Vice President and Controller of Amoco Corporation, managing the financial reporting and performance management system of a $36 billion business. Mr. Nocchiero currently serves on the board of directors of Vysis Corporation and The Chicagoland Chamber of Commerce.

        Jonathan W. Cole has served as Vice President, General Counsel and Secretary of Merisant since April 2005. Prior to joining Merisant, Mr. Cole was counsel in the New York offices of Akin Gump Strauss Hauer & Feld LLP from October 1999 to April 2005. From September 1993 to October 1999, Mr. Cole was an associate in the New York offices of Thelen Reid & Priest LLP.

        Anne C. Linsdau-Hoeppner has served as Executive Vice President, Global Human Resources and Communications of Merisant since August 2004. Prior to joining Merisant, from 2001 to 2004, Ms. Linsdau-Hoeppner was the Senior Vice President Human Resources for Spiegel Group, Inc., a global group consisting of Eddie Bauer, Spiegel Catalogue, Newport News and First Consumers National Bank. From 1997 to 2001, Ms. Linsdau-Hoeppner was the Vice President Human Resources at Fortune Brands, Inc., a global consumer products company with leading brand name operating companies including ACCO, FootJoy, Jim Beam, Moen, Masterlock and Titleist. Prior to that, Ms. Linsdau-Hoeppner held senior human resources positions at R. R. Donnelley & Sons Co., BE&K, Inc. and Allied Signal, Inc.

        Dana M. Voris has served as Vice President Finance and Corporate Controller for Merisant since the beginning of 2002 and joined Merisant as a Finance Director shortly after its divestiture from Monsanto in 2000. Prior to joining Merisant, Ms. Voris served as the Chief Financial Officer of the Nutrition and Consumer Products Sector of Monsanto where she focused on multiple divestitures, including the divestiture of the Merisant business. Ms. Voris began her career at Monsanto in 1989 and progressed through a variety of positions of increasing responsibility including Director of Financial Planning and Analysis, supporting the chief executive officer of the Nutrition and Consumer Products sector, Operations Analysis Director, supporting the Sector Vice President of Manufacturing and Supply Chain Operations and Plant Controller and Administrative Services Manager of NutraSweet's former University Park, Illinois manufacturing plant. Prior to joining Monsanto, Ms. Voris was an auditor at PricewaterhouseCoopers LLP.

Board of Directors

        Our board of directors is comprised of five directors—Arnold W. Donald, Robert E. Albus, Adam Stagliano, Paul R. Block and Alec Machiels. We currently have three vacancies on our board of directors. Two of our directors are current or former employees of our company. Two of our remaining three directors have other relationships with Tabletop Holdings, LLC, the controlling shareholder of our parent, Merisant Worldwide, Inc. See "Related Party Transactions."

        Audit Committee.    The audit committee recommends the firm to be appointed as independent registered public accounting firm to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent registered public accounting firm, reviews with management and the independent registered public accounting firm our year-end operating results, considers the adequacy of the internal accounting procedures and approves all audit and non-audit services to be provided by the independent registered public accounting firm. The audit committee presently consists of Messrs. Albus and Machiels. The audit committee operates under a written charter adopted by the board of directors.

        Compensation Committee.    The compensation committee, which presently consists of Messrs. Albus and Machiels, reviews and recommends the compensation arrangements for all executive officers and directors and administers and takes such other action as may be required in connection with certain compensation and incentive plans of Merisant. The compensation committee operates under a written charter adopted by the board of directors.

Indemnification of Directors and Officers

        Our parent has entered into separate indemnification agreements with each of our directors and certain of our executive officers. These indemnification agreements may require our parent, among other things, to indemnify our directors and executive officers for related expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our or any of our subsidiaries' directors or executive officers. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. Our parent also maintains directors' and officers' liability insurance. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

        The following summary compensation table sets forth certain information concerning compensation awarded to, earned by, or paid to Etienne Veber, who served as our President from April 2003 to August 2004 and Chief Executive Officer from April 2003 through November 2004, Paul R. Block, who has served as our President and Chief Executive Officer since November 2004, and each of our other four most highly compensated executive officers, who we refer to as the named executive officers, for the years ended December 31, 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying SARs (#)	All Other Compensation ($)(1)
Paul R. Block President and Chief Executive Officer	2004 2003 2002	$92,803 — —	$350,000 — —	$	— — —	— — —	$	— — —
Etienne Veber Former President, Chief Executive Officer and Chief Operating Officer(2)	2004 2003 2002	351,742 290,625 253,750	— 150,000 50,000		— — —	— — —		61,842 9,348 13,317
John Sheptor Former Executive Vice President, Global Operations(3)	2004 2003 2002	220,000 200,000 198,750	330,000 84,000 —		— — —	— — —		7,788 6,958 7,900
Donald J. Hotz Former Vice President, Finance and Chief Financial Officer(4)	2004 2003 2002	208,000 65,540 —	15,750 50,000 —		— — —	— — —		— — —
Warren Grayson Former Vice President, General Counsel and Secretary(5)	2004 2003 2002	202,513 — —	14,116 — —		— — —	— — —		— — —
Anne Linsdau-Hoeppner Executive Vice President, Global Human Resources and Communications(6)	2004 2003 2002	82,031 — —	45,000 — —		— — —	— — —		— — —

(1)
Amounts shown in this column represent our contributions under our 401(k) Plan and Non-Qualified Retirement Plan.

(2)
Mr. Veber resigned as an officer of Merisant effective as of November 5, 2004.

(3)
Mr. Sheptor resigned as an officer of Merisant effective as of December 31, 2004.

(4)
Mr. Hotz joined Merisant in August 2003 and resigned as an officer of Merisant effective as of May 31, 2005.

(5)
Mr. Grayson joined Merisant in January 2004 and resigned as an officer of Merisant as of May 31, 2005.

(6)
Ms. Linsdau-Hoeppner joined Merisant in August 2004.

Employee Benefits

        Stock Appreciation Rights Plan.    Certain current and former members of management participate in the Stock Appreciation Rights Plan of Merisant Worldwide, which we refer to as the SAR Plan. Unless otherwise provided in an individual's grant agreement relating to a stock appreciation right, or SAR, each SAR granted vests with respect to one-third of the shares subject to the SAR on each of the second, third and fourth anniversaries of the grant date. In general, vesting is conditioned upon continued employment of the SAR holder, although vesting is accelerated under certain circumstances (e.g., full vesting upon a termination of employment due to disability or death, and pro rata vesting upon a termination of a holder's employment without cause). Each SAR will immediately vest upon a change in control of Merisant Worldwide or other distribution event. Vested SARs are not exercisable by the holders thereof and payments are only made with respect to the SARs upon the sale of all of the common stock of Merisant Worldwide or other distribution event. We are not able to determine the aggregate value of the SARs because the equity of Merisant Worldwide is privately held and there is no public market for the underlying securities.

        There were no SARs granted in the last fiscal year to any of the named executive officers.

        The following table sets forth information for each of the named executive officers with regard to the number of securities underlying SARs held at December 31, 2004.

Number of Securities Underlying SARs at December 31, 2004 (#)
Name
	Vested	Unvested
Etienne Veber(1)	35,775	—
Paul R. Block	—	—
Warren B. Grayson(2)	—	—
Donald J. Hotz(3)	—	—
Anne C. Linsdau-Hoeppner	—	—
John Sheptor(4)	17,183	—

(1)
Mr. Veber resigned as an officer of Merisant effective as of November 5, 2004. Pursuant to the terms of Mr. Veber's separation and release agreement, Mr. Veber was vested in 35,775 SARs. All such SARs remain subject to the terms and conditions set forth in the SAR Plan.

(2)
Mr. Grayson resigned as an officer of Merisant effective as of May 31, 2005.

(3)
Mr. Hotz resigned as an officer of Merisant effective as of May 31, 2005.

(4)
Mr. Sheptor resigned as an officer of Merisant effective as of December 31, 2004. At the time of his resignation, Mr. Sheptor was vested in 17,183 SARs. All such SARs remain subject to the terms and conditions set forth in the SAR Plan.

        Long-Term Incentive Plan.    All employees who have been employed by Merisant for a minimum of twelve months during the plan period (except for certain members of management) are eligible to participate in the Merisant 2003-2005 Long-Term Incentive Plan, which we refer to as the LTIP. Under the LTIP, employees are provided incentives to exceed cumulative financial performance goals over the three years of the plan. If Merisant achieves the cumulative target by the end of 2005, the LTIP will fund at a level approximating a one-year, 100% annual incentive payout in effect as of a certain date for all eligible employees. If the cumulative target is exceeded, a portion of every dollar in excess of the target will be added to the LTIP's total funding. Funding of the LTIP is independent of and in no way guarantees an employee's individual payout. Payouts under the LTIP will be determined by each employee's individual annual incentive opportunity, performance assessments during the plan period and length of employment during the plan period. There is no acceleration of the LTIP in the event of a sale of the business or other change of control. There have been no awards made under our LTIP and we do not expect that the LTIP will be funded.

        Employees' Savings and Retirement Plan.    All employees of Merisant US, Inc. who are at least 21 years of age are eligible to participate in the Merisant US, Inc. Employees' Savings and Retirement Plan, which we refer to as the 401(k) Plan, except employees covered by a collective bargaining agreement, leased employees, nonresident aliens who do not receive any earned income from our company which constituted U.S. source income, and individuals who perform services under an agreement that classifies them as independent contractors. The 401(k) Plan is intended to be qualified under the Internal Revenue Code of 1986, as amended. The 401(k) Plan permits participants to make pre-tax contributions of up to 16% of compensation, subject to limits established by the Internal Revenue Service, and participants who are age 50 or older are permitted to make additional catch-up contributions.

        We make matching contributions for participants who have completed at least one year of service in an amount equal to 100% of the first 3% of a participant's contribution and 50% of the next 2% of a participant's contribution. We are also authorized to make discretionary profit sharing contributions under the 401(k) Plan for participants who have completed at least one year of service and have made profit sharing contributions as follows: 3% of employee compensation in 2000; 2% of employee compensation in 2001; 0% in 2002, 2003 and 2004.

        Participants are always 100% fully vested in their own contributions and in our company's matching contributions. With respect to discretionary profit sharing contributions, if any, participants become 20% vested after one year of service and an additional 20% each year thereafter.

        The 401(k) Plan may be terminated at any time.

        Employees' Non-Qualified Savings and Retirement Plan.    The Merisant US, Inc. Employees' Non-Qualified Savings and Retirement Plan, which we refer to as the Non-Qualified Retirement Plan, is a non-qualified and unfunded retirement plan designed to supplement Merisant's 401(k) Plan for a select group of management and highly compensated employees whose participation in the 401(k) Plan is limited by the Internal Revenue Code. For each plan year beginning on or after January 1, 2002, each participant may elect to defer up to 16% of compensation. For the plan year ending December 31, 2001, the deferral percentage could not exceed 64%. In addition, in its discretion, Merisant US may make a profit sharing contribution on behalf of each employee who completes at least 1,000 hours of service during a plan year and is employed on the last day of the plan year. Participants become 20% vested in discretionary profit sharing contributions, if any, after one year of service and an additional 20% each year thereafter. Contributions that are made under the Non-Qualified Retirement Plan are held in a grantor trust separate and apart from the company's general assets. Any assets held by the trust will be subject to the claims of the company's general creditors in the event of insolvency. The Non-Qualified Retirement Plan may be terminated at any time.

        2004 Annual Incentive Plan.    Our executive officers are eligible to participate in the Merisant Worldwide, Inc. 2004 Annual Incentive Plan, which we refer to as the Annual Incentive Plan. This plan is intended to provide incentive and financial rewards to our executive officers who, because of the extent of their responsibilities, can make significant contributions to our success by their ability, industry, loyalty and exceptional services.

        Participants in the Annual Incentive Plan are eligible to receive cash incentive bonus payments in amounts to be determined by the compensation committee of Merisant Worldwide's board of directors, but not to exceed 1.0%, in the case of our chief executive officer and chief operating officer, or 0.5%, in the case of other participants, of our Bank EBITDA for each fiscal year or other performance period. The individuals eligible to participate in the plan are the chief executive officer, the chief operating officer, any other "covered employee" within the meaning of Section 162(m)(3) of the Internal Revenue Code and any other executive officer of Merisant Worldwide or any of its subsidiaries designated by the compensation committee.

        The Annual Incentive Plan is administered by the compensation committee of Merisant Worldwide's board of directors. The compensation committee has the authority to select participants, determine the amount, the terms and conditions and the timing of each award, determine whether payment of awards may be deferred by participants, interpret and administer the plan, and make any other determination and take any other action that it deems necessary or desirable for administration of the plan. The Annual Incentive Plan is intended to constitute an unfunded plan for incentive compensation and deferred compensation if permitted by the compensation committee.

        The Annual Incentive Plan is intended to be a performance-based compensation arrangement within the meaning of Section 162(m) of the Internal Revenue Code, in order to ensure the full deductibility of all payments made under the plan to our executive officers whose compensation could otherwise be subject to the limitations on deductibility under Section 162(m).

        2004 IDS Incentive Plan.    Our directors and employees are eligible to participate in the Merisant Worldwide, Inc. 2004 IDS Incentive Plan, which we refer to as the IDS Incentive Plan. This plan is intended to assist us in attracting and retaining individuals to serve as directors and employees who will contribute to our success and help us achieve long-term objectives which will inure to the benefit of our stockholders. The IDS Incentive Plan was adopted in contemplation of Merisant Worldwide's proposed initial public offering of IDSs, which offering has since been withdrawn. The IDS Incentive Plan authorizes the granting of IDS-based and cash-based performance awards, restricted IDS awards and other awards, including interest and dividend equivalents, to employees and directors as follows:

  •
  Performance Awards. Performance awards under the IDS Incentive Plan are awards of units which may be valued by reference to a designated number of IDSs or other property, including cash, upon the achievement of performance goals during an established performance period which may not be shorter than 12 months or longer than five years, as determined by the compensation committee at the time of the grant. Any IDSs subject to these performance awards may be issued for no consideration or for such minimum consideration as required by law. Performance awards may be distributed only after the end of the relevant performance period, and may be settled in cash or other property or, subject to certain requirements and limitations, in a lump sum, installments or on a deferred basis.

  •
  Restricted IDS Awards. Restricted IDS awards are awards of IDSs subject to restrictions, including restrictions on sale, transfer, pledge, or assignment, imposed by the compensation committee covering a specified period of time. Holders of restricted IDSs will have all of the rights of a holder of IDSs with respect to all IDSs subject to the award agreement; provided, however, that any IDSs and the components thereof or any other property (except for cash) distributed as a dividend or otherwise may be subject to the same restrictions as the restricted IDSs.

  •
  Other IDS Unit Awards. Other IDS unit awards are other awards that will be valued in whole or in part by reference to IDSs or other property. These awards will also be available as a form of payment in the settlement of other awards granted under the IDS Incentive Plan.

        The IDS Incentive Plan is administered by the compensation committee of Merisant Worldwide's board of directors, which has the power to determine participants, the terms of the awards, the number of IDSs, if any, to be covered by each award, the payment of dividend and interest equivalents, the exercisability of the awards and the form of consideration payable upon exercise. All awards must be evidenced by a written award agreement with the participant, which will include the provisions specified by the compensation committee. The terms and conditions of each award need not be the same with respect to each participant. Restricted IDS awards and other awards that are valued by reference to IDSs or other property will generally be subject to a minimum vesting period requiring continued employment of not less than three years from the date of the grant.

        The terms of any award under the IDS Incentive Plan may provide in the award agreement that in the event of a merger with or into another corporation or Merisant Worldwide's "change of control," including the sale of all or substantially all of its assets, (i) performance awards shall be considered earned and payable, and any deferral or other restriction shall lapse and such performance award shall be immediately settled or distributed, (ii) restrictions and deferral imitations and other conditions applicable to restricted IDSs shall lapse and the restricted IDSs shall become free of all restrictions and limitations and become fully vested and (iii) restrictions and deferral limitations and other conditions applicable to other IDS unit awards shall lapse and the other IDS unit awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant. However, if the successor company assumes or substitutes for restricted IDSs or other

IDS unit awards, then each outstanding restricted IDS or other IDS unit award shall not be accelerated unless the participant's employment in the successor company is terminated within 24 months following the change of control.

        The IDS Incentive Plan is intended to be a performance-based compensation arrangement within the meaning of Section 162(m) of the Internal Revenue Code, in order to ensure the full deductibility of all payments made under the plan to our executive officers and other senior employees whose compensation could otherwise be subject to the limitations on deductibility under Section 162(m). Participants may not receive awards exceeding 1.0%, in the case of our chief executive officer and chief operating officer, or 0.5%, in the case of any other participant, of Bank EBITDA for each fiscal year or other performance period as determined by the compensation committee. The IDS Incentive Plan is intended to constitute an "unfunded" plan for incentive compensation.

        No awards have been granted under the IDS Incentive Plan.

Compensation of Directors

        Pursuant to an agreement, effective as of June 1, 2003, between Merisant and Mr. Donald, Mr. Donald received base compensation of $150,000 per year from June 1, 2003 to June 1, 2005, for serving as Chairman of our board of directors. In addition, we provided Mr. Donald with certain perquisites during the term of the agreement. This agreement was supplemented in September 2004 in contemplation of Merisant Worldwide's proposed initial public offering to provide that although Mr. Donald would no longer serve as Chairman and as a member of our board of directors and the boards of directors of Merisant Worldwide and each of our subsidiaries as of the closing of the initial public offering, Mr. Donald would continue to receive the compensation originally contemplated by the agreement and would continue to provide us consultation services from time to time. The supplement is not effective because the initial public offering was not consummated. See "—Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for additional information regarding compensation payable to Mr. Donald.

        As of May 2004, independent directors receive compensation for their services as directors of $20,000 annually and (i) $1,000 per meeting of the board of directors that they attend (ii) $1,000 per meeting of committees of the board of directors that they attend (or $1,500 for the duly-elected chairman of the committee), and (iii) an amount equal to 60% of the respective meeting fee for meetings they attend telephonically. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings.

        Except as disclosed above, none of our directors received compensation for serving on our board of directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        All active employees of Merisant US, Inc. that have been employed by Merisant US, Inc. at least twelve months and whose employment is involuntarily terminated for lack of work, rearrangement of work or reduction in workforce are eligible to receive severance pay and benefits pursuant to the Merisant US, Inc. Severance Pay Plan, which we refer to as the Severance Plan. Under the Severance Plan, an eligible employee who executes a waiver and release agreement is entitled to receive severance pay in an amount equal to one week of pay for each $10,000 of the employee's annual eligible pay as of the termination date plus one week of pay for each year of service, subject to both a minimum and maximum amount. An eligible employee who does not execute a waiver and release agreement is entitled to receive severance pay in an amount equal to one week of pay for each year of service, subject to both a minimum and maximum amount. The Severance Plan also provides for the continuation of certain benefits for a limited period of time. The Severance Plan may be terminated at any time.

        In June 2003, Merisant entered into a contract completion agreement with Mr. Donald in connection with the termination of Mr. Donald's employment as our Chief Executive Officer. Pursuant to the terms of the contract completion agreement, Mr. Donald will receive $62,500 each month for the first 24 months beginning on or after June 1, 2003 and $1,500,000 payable on June 1, 2006 or upon a change in control of Merisant Worldwide, whichever is earlier. See "Related Party Transactions" for additional information regarding deferred compensation payable to Mr. Donald and "—Compensation of Directors" for additional information regarding compensation paid to Mr. Donald as Chairman of our board of directors.

        Effective September 2003, Merisant implemented the Key Executive Performance and Retention Plan, referred to as the Key Executive Plan, to provide performance and retention incentives for our then Chief Executive Officer. Payout under the Key Executive Plan was based on creating stockholder value and payment will only occur in the event of a sale of the business, public offering or other event that results in the occurrence of a distribution date under the SAR Plan. The Key Executive Plan pays at rates of $1.50 in value for every $100 of net proceeds (as defined in the Key Executive Plan) between $300 million and $350 million, $2.00 in value for every $100 of net proceeds between $350 million and $400 million, and $2.50 in value for every $100 of net proceeds above $400 million. To be eligible under the Key Executive Plan, the Chief Executive Officer must have been employed by Merisant on September 1, 2003 and must remain employed by Merisant until he becomes fully vested.

        In November 2004, Merisant and Merisant Worldwide entered into a separation and release agreement with Mr. Veber in connection with Mr. Veber's resignation as a director and Chief Executive Officer of Merisant and Merisant Worldwide and the termination of his employment agreement. Pursuant to the terms of the separation and release agreement, Mr. Veber will receive severance payments totaling $976,000, consisting of two monthly installments of $26,000 each paid in November and December 2004, $308,000 paid on January 2, 2005, and the remainder paid in 23 equal monthly installments beginning on February 15, 2004. Mr. Veber will also receive accrued but unpaid vacation pay, benefit continuation in accordance with our benefit plans and senior executive level outplacement assistance in amounts of up to $48,000. Mr. Veber was also fully vested in his SARs under the SAR Plan and his award under the Key Executive Plan, subject to the terms and conditions of each such plan.

        Effective September 2004, we entered into an employment agreement with Mr. Block. The employment agreement provides for a three-year term to be automatically extended for successive periods of one year unless 60 days' prior notice is given by either party. The initial annual base salary for Mr. Block pursuant to his employment agreement is $350,000, to be reviewed annually. In addition to his base salary, Mr. Block is eligible to receive an annual cash bonus in accordance with the terms of the Annual Incentive Plan or other annual bonus plan and to participate in the executive compensation plans generally available to our senior officers. Moreover, Mr. Block received reimbursement for relocation expenses and a signing bonus of $200,000. Mr. Block was guaranteed to receive an annual bonus for 2004 of $150,000 and, assuming his employment is not terminated either for good reason or cause (as defined in the employment agreement), an annual bonus for 2005 of $350,000. His employment agreement also provides that Mr. Block will receive perquisites generally made available to our other senior officers. If his employment is terminated for any reason (by Mr. Block or by us), Mr. Block or his beneficiary would be entitled to receive an amount equal to (i) any earned but unpaid base salary due for the remaining term of the employment agreement, (ii) any earned but unpaid annual cash bonus or other incentive award for the fiscal year prior to the fiscal year during which the term of employment ends and (iii) any accrued but unpaid vacation pay, reimbursable business expenses or unpaid perquisites through the remainder of the term of the employment agreement, vested benefits and any benefit continuation and/or conversion rights in accordance with our employee benefit plans. If his employment is terminated by us without cause or by Mr. Block for good reason, he will be entitled to severance compensation equal to eighteen months' base salary, as well as a lump-sum payout under the Annual Incentive Plan or other annual bonus plan, pro rata vesting in all unvested performance awards under the IDS Incentive Plan or other long-term incentive plan and certain other benefits. However, if his employment is terminated by us without cause or by Mr. Block for good reason during his first three years of employment, then in lieu of the pro rata vesting in unvested performance awards under the IDS Incentive Plan or other long-term incentive plan as described above, Mr. Block will receive full vesting of his initial award under such plan, the amount payable under which will be equal to three times the amount otherwise payable based on our performance during the applicable performance period, and any other awards under such plan will be forfeited. Mr. Block is entitled to receive payment in respect of excise taxes payable on "excess parachutes payments" under Internal Revenue Code Section 4999, as defined in Code Section 280G, under certain circumstances upon termination following a change in control. The agreement contains an eighteen month non-competition provision following termination for cause or for good reason, and a twelve month non-competition provision following termination for any other reason.

        In August 2005, the compensation committee of our board of directors and the compensation committee of the board of directors of Merisant Worldwide approved changes to Mr. Block's employment agreement and directed that an amendment to Mr. Block's employment agreement be negotiated and documented. As a result of the amendment, Mr. Block's salary will be increased from $350,000 per year to $400,000 per year. In addition, Mr. Block will participate in a share appreciation rights plan of Merisant Worldwide in the form expected to be adopted by the board of directors of Merisant Worldwide and will receive awards thereunder equal to 4% on the first $100 million of residual equity value of Merisant Worldwide (as defined in the proposed plan expected to be adopted by the board of directors of Merisant Worldwide), 5% on the next $100 million of residual equity value and 6% of residual equity value thereafter. Each such award will vest upon a sale of Merisant Worldwide.

        In September 2004, Merisant US, Inc. entered into a separation of employment and release agreement with Mr. Sheptor in connection with the termination of Mr. Sheptor's employment as our Executive Vice President, Global Operations effective as of December 31, 2004. Pursuant to the terms of the agreement, Mr. Sheptor will receive severance payments totaling $304,000, less all applicable federal and state withholdings, to be made in 12 equal installments on the 15th and last day of each month following the effective date of Mr. Sheptor's termination, as well as certain placement assistance. Mr. Sheptor also received incentive compensation of $330,000 for the satisfactory completion of certain projects between the date of the agreement and the effective date of his termination. In addition, in accordance with the SAR Plan, he is vested in 17,183 SARs.

        In May 2005, our company, Merisant US and Merisant Worldwide entered into a separation of employment and release agreement with Mr. Grayson in connection with the termination of Mr. Grayson's employment as our Vice President, General Counsel and Secretary effective as of May 31, 2005. Pursuant to the terms of the agreement, Mr. Grayson will receive severance payments totaling $183,300, less all applicable federal and state withholdings, to be made in 20 equal installments in accordance with our normal payroll schedule, as well as certain placement assistance. Mr. Grayson will also receive $11,000 for accrued but unpaid vacation pay as of the date of Mr. Grayson's separation in accordance with our applicable policies and practices.

        In July 2005, we entered into an employment agreement with Anthony J. Nocchiero. The employment agreement provides for a three-year term to be automatically extended for successive periods of one year unless 60 days' prior notice is given by either party. The initial annual base salary for Mr. Nocchiero pursuant to his employment agreement is $275,000. In addition to his base salary, Mr. Nocchiero is eligible to receive an annual cash bonus in accordance with the terms of the Annual Incentive Plan or other annual bonus plan and to participate in the executive compensation plans generally available to our senior officers. Mr. Nocchiero was guaranteed to receive an annual bonus for 2005 of $82,500. Mr. Nocchiero will be considered an eligible participant in a new share appreciation rights plan of Merisant Worldwide in the form expected to be adopted by the board of directors of Merisant Worldwide and will be awarded 0.75% of the residual equity value of Merisant Worldwide (as defined in the proposed plan expected to be adopted by the board of directors of Merisant Worldwide) that will vest upon a sale of Merisant Worldwide. The employment agreement also provides that Mr. Nocchiero will receive perquisites generally made available to our other senior officers. If his employment is terminated for any reason (by Mr. Nocchiero or by us), Mr. Nocchiero or his beneficiary would be entitled to receive an amount equal to (i) any earned but unpaid base salary due for the remaining term of the employment agreement, (ii) any earned but unpaid annual cash bonus or other incentive award for the fiscal year prior to the fiscal year during which the term of employment ends, (iii) any accrued but unpaid vacation pay, reimbursable business expenses or unpaid perquisites through the remainder of the term of the employment agreement, vested benefits and any benefit continuation or conversion rights in accordance with our employee benefit plans and (iv) his guaranteed annual bonus for 2005 if unpaid at that time and the effective termination date is a date after December 31, 2005. If his employment is terminated by us without cause, he will be entitled to severance compensation equal to 12 months' base salary as well as a pro rata bonus under the Annual Incentive Plan or other annual bonus plan. Mr. Nocchiero is entitled to receive payment in respect of excise taxes payable on "excess parachutes payments" under Internal Revenue Code Section 4999, as defined in Code Section 280G, under certain circumstances upon termination following a change in control. The employment agreement contains a twelve-month non-competition provision following termination.

        Except as described above, we have not entered into any employment agreements with our named executive officers, but such officers may be entitled to certain payments with respect to their SARs upon the sale of all of the common stock of Merisant Worldwide or other distribution event, as described above.

Compensation Committee Interlocks and Insider Participation

        As discussed above, our board of directors established a compensation committee to review all compensation matters that come before the board of directors. The individuals serving on the compensation committee are Messrs. Albus and Machiels.

        In connection with their assistance in the structuring, sourcing and the consummation of the 2003 offering of the outstanding notes and the closing of the senior credit facility, we paid an aggregate transaction fee of 0.5% of the aggregate principal amount of the outstanding notes and the term loans and commitments under the senior credit facility to Pegasus Capital Advisors, L.P., referred to as Pegasus, certain investing affiliates of MSD Capital, L.P., referred to as MSD, and affiliates of Carolwood Tabletop Holdings, LLC., referred to as Carolwood. Pegasus received 48.2% of the transaction fee, affiliates of MSD received 37.0% and affiliates of Carolwood received 14.8%. Mr. Machiels is an employee of Pegasus, an affiliate of Pegasus Partners II, L.P. MSD and Carolwood are not currently represented on our board but each has reserved its right to appoint a director. See "Related Party Transactions" for additional information regarding such transaction. Pegasus Partners II, L.P., MSD and Carolwood are members of Tabletop Holdings, LLC.

PRINCIPAL STOCKHOLDERS

        Merisant Worldwide, Inc. is the sole holder of all 100 issued and outstanding shares of our common stock.

        The following table sets forth certain information regarding beneficial ownership of Merisant Worldwide, Inc.'s common stock as of August 16, 2005 by: (1) certain current and former executive officers and each director of our company individually; (2) all current executive officers and directors of our company as a group; and (3) certain principal stockholders. Unless otherwise indicated below, the business address for each of our beneficial owners is c/o Merisant US, Inc., 10 South Riverside Plaza, Suite 850, Chicago, Illinois 60606.

Name and Address	Shares	Percentage
Tabletop Holdings, LLC(1) 99 River Road Cos Cob, Connecticut 06807	8,062,105	88.7%
Arnold W. Donald(2)	321,969	3.5%
Robert E. Albus	—	—
Adam Stagliano	—	—
Alec Machiels	—	—
Etienne Veber(3)	15,184	*
Paul R. Block	—	—
Warren B. Grayson(4)	—	—
Donald J. Hotz(5)	—	—
Anne C. Linsdau-Hoeppner	—	—
John Sheptor(6)	17,008	*
All current executive officers and directors as a group (9 people)	327,099	3.6%

*
Less than 1%

(1)
Tabletop Holdings, LLC is a Delaware limited liability company controlled by Pegasus Partners II, L.P. The manager of Pegasus Partners II, L.P. is Pegasus Capital Advisors, L.P. Pegasus Partners II, L.P. and Pegasus Capital Advisors, L.P. are ultimately controlled by Craig M. Cogut. Mr. Machiels is an employee of Pegasus Capital Advisors, L.P. Mr. Machiels may be deemed to beneficially own the common stock held by Tabletop Holdings, LLC. Mr. Machiels disclaims beneficial ownership of these shares.

(2)
The business address of Mr. Donald is c/o Merisant Company, One North Brentwood Boulevard, Suite 510, Clayton, Missouri 63105.

(3)
Consists of 15,184 shares held in a revocable trust for the benefit of Mr. Veber for which Mr. Veber serves as trustee. Mr. Veber resigned as an officer of Merisant effective as of November 5, 2004.

(4)
Mr. Grayson resigned as an officer of Merisant effective as of May 31, 2005.

(5)
Mr. Hotz resigned as an officer of Merisant effective as of May 31, 2005.

(6)
Mr. Sheptor resigned as an officer of Merisant effective as of December 31, 2004.

RELATED PARTY TRANSACTIONS

Investor Agreements and Arrangements

        In connection with their investment in Merisant Worldwide, which owns all of our issued and outstanding capital stock, the shareholders of Merisant Worldwide entered into a shareholders agreement with Tabletop Holdings, LLC and each other holder of common stock of Merisant Worldwide. Pursuant to the shareholders agreement, the parties entered into agreements among themselves relating to the composition of the Merisant Worldwide and Merisant boards of directors and the transfer or public offering of Merisant Worldwide's equity securities and Merisant Worldwide granted Tabletop Holdings, LLC and certain other shareholders certain preemptive rights. Merisant Worldwide also entered into a registration rights agreement with Tabletop Holdings, LLC and certain other shareholders. Pursuant to the registration rights agreement, Merisant Worldwide granted Tabletop Holdings, LLC and certain other shareholders certain rights to require it to register any shares of common stock held by Tabletop Holdings, LLC or such shareholders under the Securities Act or include, upon request, any such shares in any registration of its common stock affected by Merisant Worldwide.

        In connection with their assistance in the structuring, sourcing and the consummation of the offering of the outstanding notes and the closing of the senior credit facility, Merisant paid an aggregate transaction fee of 0.5% of the aggregate principal amount of the notes and the term loans and commitments under the senior credit facility to Pegasus, certain investing affiliates of MSD, and affiliates of Carolwood. Pegasus received 48.2% of the transaction fee, affiliates of MSD received 37.0% and affiliates of Carolwood received 14.8%. Mr. Machiels is an employee of Pegasus, an affiliate of Pegasus Partners II, L.P. MSD and Carolwood are not currently represented on our board but each has reserved its right to appoint a director. Pegasus Partners II, L.P., MSD and Carolwood are members of Tabletop Holdings, LLC.

        In connection with our acquisition of the tabletop sweetener business from Monsanto, we assumed liability for certain deferred compensation payable to Arnold Donald, a member of our board of directors, which requires us to make annual payments to Mr. Donald of $535,000 through 2005 and $1,000,000 through 2010 on or before the date on which Merisant pays its annual bonus for the preceding year to executive officers.

        We are party to an agreement with Brand Architecture International pursuant to which Brand Architecture has agreed to provide consulting services relating to the development of brand architecture for our brands. As compensation, we have agreed to pay $185,000 to Brand Architecture, as well as to reimburse Brand Architecture for expenses relating to its work. Mr. Stagliano, a member of our board of directors, is a founding director and the President and Chief Strategic Officer of Brand Architecture.

        We have entered into a sublease agreement with The Digital Home/Digital Office, LLC, which we refer to as Digital Home, pursuant to which we intend to sublease our office space located at One North Brentwood Boulevard, Clayton, Missouri 63105 to Digital Home for a term to expire on March 31, 2006 at a rate of $8,765.00 per month. At the end of the term of the sublease agreement, Digital Home will acquire the office furniture and equipment at no cost. We currently lease this space for a base rent of $14,941.33 per month. The acquisition value of the furniture and equipment was $225,085 and the net book value of the assets at the end of the term will be approximately $78,832, assuming no acceleration of depreciation. Digital Home is controlled by Arnold Donald, one of our directors.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        In connection with the offering of the outstanding notes, we entered into a senior credit facility in July 2003 with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the senior credit facility.

  Structure

        The senior credit facility provides for aggregate commitments of up to $310.0 million, consisting of

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  a revolving loan facility of approximately $35.0 million, of which a portion is available at our option in euro or dollars or in the form of letters of credit in dollars or euro, and

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  term loan facilities of $275.0 million, of which up to $50.0 million is denominated in euro and up to $225.0 million is denominated in dollars.

  Security and Guarantees

        Our indebtedness under the senior credit facility is guaranteed by Merisant Worldwide and each of our domestic subsidiaries (other than special purpose subsidiaries established in connection with securitizations). The senior credit facility and the guarantees of the guarantors are secured by a first-priority security interest in substantially all of our assets and the assets of the guarantors, including a pledge of all of the capital stock of Merisant and our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries.

  Interest and Expenses

        Borrowings under the term loan facility and revolving loan facility bear interest, at our option, at either adjusted LIBOR or, in the case of dollar-denominated loans, at the alternate base rate plus, in each case, a spread. The spread is determined by reference to a pricing grid. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans. In addition, we are required to pay administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses, and to provide certain indemnities, all of which we believe are customary for financings of this type.

  Maturity and Amortization

        The portion of the term loan facility denominated in euro and the revolving loan facility have a maturity of five and a half years; the portion of the term loan facility denominated in dollars has a maturity of six and a half years. Amounts under the term loan facility become due and payable in installments during the term of the facility in annual amounts set forth in the facility.

  Prepayments

        We are permitted to make voluntary prepayments on outstanding borrowings and reduce the commitments under the senior credit facility in whole or in part, at our option, and we are required to prepay loans under the term loan facility and then to prepay loans under the revolving loan facility and reduce commitments thereunder in certain circumstances that are customary for financings of this kind.

  Covenants

        The senior credit facility contains affirmative, negative and financial covenants customary for such financings. The senior credit facility includes covenants, subject to certain exceptions, relating to limitations on:

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  dividends on, and redemptions and repurchases of, capital stock;

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  entering into agreements with certain restrictions affecting our ability to repay borrowings under the senior credit facility;

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  liens and sale and leaseback transactions;

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  loans and investments;

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  debt and hedging arrangements;

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  changes in business conducted, tax or accounting reporting, capital structure or charter;

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  special purpose subsidiaries;

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  amendment of debt and other material agreements;

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  negative pledge clauses;

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  mergers, acquisitions and asset sales;

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  transactions with affiliates; and

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  capital expenditures.

        The senior credit facility also prohibits Merisant Worldwide and Merisant from prepaying, redeeming and repurchasing certain debt, including the notes.

        In addition to the above, our senior credit facility, as amended, includes the following financial covenants to be tested quarterly, subject to modification as mutually agreed upon among the parties:

        Our maximum consolidated leverage ratio will be tested quarterly and is equal to the ratio of (a) consolidated total debt on the last day of the quarter to (b) Bank EBITDA for the preceding twelve month period. The maximum consolidated leverage ratio must be less than or equal to the following:

Period	Ratio
Prior to October 1, 2004	5.00:1.00
October 1, 2004 to December 31, 2004	5.25:1.00
January 1, 2005 to December 31, 2005	5.85:1.00
January 1, 2006 to September 30, 2006	5.75:1.00
October 1, 2006 to December 31, 2006	5.60:1.00
January 1, 2007 to September 30, 2007	5.50:1.00
October 1, 2007 to September 30, 2008	5.25:1.00
Thereafter	4.95:1.00

        At June 30, 2005, our consolidated leverage ratio was 5.35:1.00.

        Our minimum consolidated interest coverage ratio will be tested quarterly and is equal to the ratio of (a) Bank EBITDA for the preceding twelve month period to (b) consolidated interest expense for the preceding twelve month period. The minimum consolidated interest coverage ratio must be greater than or equal to the following:

Period	Ratio
Prior to January 1, 2004	1.90:1.00
January 1, 2004 to December 31, 2004	2.00:1.00
January 1, 2005 to September 30, 2006	1.75:1.00
October 1, 2006 to September 30, 2007	2.00:1.00
Thereafter	2.25:1.00

        At June 30, 2005, our consolidated interest coverage ratio was 1.85:1.00.

        Our minimum consolidated fixed charge coverage ratio will be tested quarterly and is equal to the ratio of (a) Bank EBITDA for the preceding twelve month period less the aggregate amount actually paid by us and our consolidated subsidiaries during such twelve month period on account of capital expenditures (excluding the principal amount of indebtedness incurred in connection with such expenditures and any such expenditures financed with the proceeds of any reinvestment deferred amount) to (b) consolidated fixed charges for the preceding twelve month period. The minimum consolidated fixed charge coverage ratio must be greater than or equal to the following:

Period	Ratio
Prior to January 1, 2004	1.15:1.00
January 1, 2004 to September 30, 2004	1.25:1.00
October 1, 2004 to December 31, 2004	1.15:1.00
January 1, 2005 to June 30, 2006	1.00:1.00
July 1, 2006 to September 30, 2007	1.05:1.00
Thereafter	1.10:1.00

        At June 30, 2005, our consolidated fixed charge coverage ratio was 1.12:1.00.

        Our maximum consolidated senior leverage ratio will be tested quarterly and is equal to the ratio of (a) consolidated total senior debt on the last day of the quarter to (b) Bank EBITDA for the preceding twelve month period. The maximum consolidated senior leverage ratio must be less than or equal to the following:

Period	Ratio
Prior to September 30, 2005	3.00:1.00
October 1, 2005 to September 30, 2006	2.70:1.00
October 1, 2006 to March 31, 2007	2.50:1.00
April 1, 2007 to September 30, 2007	2.35:1.00
October 1, 2007 to December 31, 2007	2.25:1.00
January 1, 2008 to September 30, 2008	2.20:1.00
Thereafter	1.85:1.00

        At June 30, 2005, our consolidated senior leverage ratio was 2.62:1.00.

  Events of Default

        The senior credit facility contains events of default customary for such financings, including, but not limited to:

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  nonpayment of principal, interest, fees or other amounts when due;

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  violation of covenants;

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  failure of any representation or warranty to be true in all material respects when made or deemed made;

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  cross default and cross acceleration;

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  certain ERISA events;

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  change of control;

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  bankruptcy events;

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  material judgments; and

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  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default allow for grace periods and materiality concepts.

THE EXCHANGE OFFER

        The following is a summary of the exchange offer relating to the outstanding notes. As a summary, it does not contain all of the information you might find useful. For further information, you should read the registration rights agreement and the form of letter of transmittal, copies of which have been filed as exhibits to the registration statement. The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement.

Purpose and Effect of the Exchange Offer

        Exchange Offer Registration Statement.    We sold the outstanding notes to Credit Suisse First Boston LLC, Wachovia Securities, LLC and Banc One Capital Markets, Inc., or the "initial purchasers," on July 11, 2003. The initial purchasers have advised us that they subsequently resold the outstanding notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and to non-U.S. persons in reliance on Regulation S under the Securities Act. As a condition to the offerings of the outstanding notes, we and our subsidiaries that guarantee the outstanding notes (the "subsidiary guarantors") entered into a registration rights agreement dated July 11, 2003, pursuant to which we agreed to file a registration statement within 270 days after issuing the outstanding notes relating to the offer to exchange the outstanding notes for exchange notes and to use our reasonable best efforts to have it declared effective within 360 days after the initial issue date of the outstanding notes.

        Further, we agreed to keep the exchange offer open for acceptance for not less than 30 business days. For each outstanding note validly tendered pursuant to the exchange offer and not withdrawn, the holder of that note will receive an exchange note having a principal amount equal to that of the tendered outstanding note. Interest on each exchange note will accrue from the last date on which interest was paid on the tendered outstanding note in exchange therefor or, if no interest was paid on that outstanding note, from the issue date.

        Transferability.    We issued the outstanding notes on July 11, 2003 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the outstanding notes may not be offered or sold in the United States unless registered or pursuant to an applicable exemption under the Securities Act and applicable state securities laws. Based on no-action letters issued by the staff of the SEC with respect to similar transactions, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by holders of notes who are not our affiliates without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

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  any exchange notes to be received by the holder were acquired in the ordinary course of the holder's business;

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  at the time of the commencement of the exchange offer, the holder has no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

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  the holder is not an "affiliate" of ours, as defined in Rule 405 under the Securities Act; and

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  the holder did not purchase the outstanding notes directly from us to resell pursuant to 144A or another available exemption.

        However, we have not sought a no-action letter with respect to the exchange offer and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Any holder who tenders its outstanding notes in the exchange offer with any intention of participating in a distribution of exchange notes (1) cannot rely on the interpretation by the staff of the

SEC, (2) will not be able to validly tender outstanding notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those notes were acquired by such broker dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

        Shelf Registration Statement.    In the event that:

          (1)   applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer; or

          (2)   for any other reason we do not consummate the exchange offer within 400 days after the date of original issue of the outstanding notes; or

          (3)   an initial purchaser shall notify us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

          (4)   certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the exchange notes acquired by them in the exchange offer to the public without delivering a prospectus, then, we are required to, subject to certain exceptions,

          (1)   promptly file a shelf registration statement with the SEC covering resales of the outstanding notes or the exchange notes, as the case may be;

          (2)   use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 140th day after the date on which the obligation to file a shelf registration statement arises, or the "shelf filing date"; and

          (3)   keep the shelf registration statement effective until the earliest of (A) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the shelf registration statement and (C) the date on which all outstanding notes registered thereunder are disposed of in accordance therewith.

        We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be. A holder selling outstanding notes or exchange notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and will be bound by the provisions of the registration rights agreement that are applicable to that holder, including specified indemnification obligations. A holder will not be permitted to sell notes pursuant to the shelf registration statement unless the holder has returned to us a completed and signed notice electing to be included and furnishing the holder's name and other information required to be included in the related prospectus.

  Special Interest

        We agreed to pay additional cash interest on the outstanding notes and exchange notes, subject to certain exceptions,

          (1)   if we fail to file an exchange offer registration statement with the SEC on or prior to the 270th day after the date of original issue of the outstanding notes,

          (2)   if the exchange offer registration statement is not declared effective by the SEC on or prior to the 360th day after the date of original issue of the outstanding notes or, if obligated to file a shelf registration statement, a shelf registration statement is not declared effective by the SEC on or prior to the 180th day after the shelf filing date,

          (3)   if the exchange offer is not consummated on or before the 40th day after the exchange offer registration statement is declared effective,

          (4)   if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 45th day after the shelf filing date, or

          (5)   after the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable, subject to certain exceptions.

The rate of additional interest accrues on the principal amount of the outstanding notes and the exchange notes, in addition to the stated interest on the outstanding notes and the exchange notes, from and including the date on which an event referred to in clauses (1) through (5) above shall occur, each event being a "registration default," to the date on which all such events have been cured or if earlier, the date on which the outstanding notes may first be resold in reliance on Rule 144(k). The outstanding notes began accruing additional interest on July 5, 2004. The additional interest accrued at a rate of 0.25% per annum for the first 90 day period immediately following the occurrence of such registration default and increased by an additional 0.25% per annum with respect to each subsequent 90-day period thereafter. The rate of additional interest will continue to increase and the notes will continue to accrue additional interest until all registration defaults have been cured up to a maximum additional interest rate of 1.5% per annum.

Terms of the Exchange Offer

        Upon satisfaction or waiver of all the conditions of the exchange offer, we will accept any and all outstanding notes properly tendered and not validly withdrawn prior to the expiration date and will promptly issue the exchange notes. See "—Conditions to the Exchange Offer" and "—Procedures for Tendering Outstanding Notes." We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. As of the date of this prospectus, there are $225,000,000 aggregate principal amount of outstanding notes. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

        The exchange notes are identical to the outstanding notes except for the elimination of certain transfer restrictions and registration rights pertaining to the outstanding notes. The exchange notes will evidence the same debt as the outstanding notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the outstanding notes were issued and will be deemed one issue of notes, together with the outstanding notes.

        This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the outstanding notes. Holders of outstanding notes do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the

Securities Act, the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and the rules and regulations of the SEC promulgated thereunder.

        For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, and if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the appropriate exchange notes from us to the tendering holders. If we do not accept any tendered outstanding notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return the unaccepted outstanding notes, without expense, to the tendering holder thereof promptly after the expiration date.

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as set forth below under "—Transfer Taxes," transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on September 29, 2005, for the exchange offer unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice and each appropriate registered holder by means of press release or other public announcement of any extension, in each case, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion,

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  to delay accepting any outstanding notes,

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  to extend the exchange offer,

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  to terminate the exchange offer and not accept any outstanding notes if each condition set forth below under "—Conditions to the Exchange Offer" shall not have been satisfied or waived by us, or

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  to amend the terms of the exchange offer in any manner; provided, however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver.

        We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. We will also notify each registered holder of any amendment. We will give to the exchange agent written confirmation of any oral notice. During any extension, all outstanding notes previously tendered will remain subject to the exchange offer unless withdrawal rights are properly exercised. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Exchange Date

        As soon as practicable after the close of the exchange offer, we will accept for exchange all outstanding notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date in accordance with the terms of this prospectus and the letter of transmittal.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, and subject to our obligations under the registration rights agreement, we

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  shall not be required to accept any outstanding notes for exchange,

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  shall not be required to issue exchange notes in exchange for any outstanding notes and

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  may terminate or amend the exchange offer

if, at or before the expiration of the offer or at any time before the acceptance of outstanding notes for exchange, any of the following events shall occur:

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  any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer;

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  any law, statute, rule or regulation is proposed, adopted or enacted which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

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  any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

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  the exchange offer will violate any applicable law or any applicable interpretation of the staff of the SEC.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of those conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights, and those rights shall be deemed ongoing rights that may be asserted at any time and from time to time. If all of the foregoing conditions to the exchange offer are satisfied or waived prior to the expiration date, we will accept all outstanding notes properly tendered and not withdrawn as of the expiration date and will issue the exchange notes promptly after the expiration date.

        In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any tendered outstanding notes, if at such time any stop order shall be threatened by the SEC or be in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture for the notes under the Trust Indenture Act of 1939, as amended.

        The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

Consequences of Failure to Exchange

        Any outstanding notes not tendered pursuant to the exchange offer will remain outstanding and will continue to be entitled to the benefits of the indenture and continue to accrue interest. The outstanding notes will remain "restricted securities" within the meaning of the Securities Act. Accordingly, prior to the date that is one year after the later of the issue date and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only:

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  to us;

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  to a person who the seller reasonably believes is a "qualified institutional buyer" purchasing for its own account or for the account of another "qualified institutional buyer" in compliance with the resale limitations of Rule 144A;

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  pursuant to the limitations on resale provided by Rule 144 under the Securities Act;

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  pursuant to the resale provisions of Rule 904 of Regulation S under the Securities Act;

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  pursuant to an effective registration statement under the Securities Act; or

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  pursuant to any other available exemption from the registration requirements of the Securities Act,

subject, in each of the foregoing cases, to compliance with applicable state securities laws. As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

        Expenses incurred in connection with the exchange offer will be paid by us. Such expenses include, among others, the fees and expenses of the trustee and the exchange agent, accounting and legal fees, printing costs and other miscellaneous fees and expenses.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer as additional interest expense over the term of the exchange notes.

Procedures for Tendering Outstanding Notes

        The tender of outstanding notes pursuant to any of the procedures set forth in this prospectus and in the letter of transmittal will constitute a binding agreement between the tendering holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. The tender of outstanding notes will constitute an agreement to deliver good and marketable title to all tendered outstanding notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

        Except as provided in "—Guaranteed Delivery Procedures," unless the outstanding notes being tendered are deposited by you with the exchange agent prior to the expiration date and are accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, reject the tender. Issuance of exchange notes will be made only against deposit of tendered outstanding notes and delivery of all other required documents. Notwithstanding the foregoing, The Depository Trust Company, or "DTC," participants tendering through its Automated Tender Offer Program, or "ATOP," will be deemed to have made valid delivery where the exchange agent receives an agent's message, as defined below, prior to the expiration date.

        Accordingly, to properly tender outstanding notes, the following procedures must be followed:

        Notes held through a Custodian.    Each beneficial owner holding outstanding notes through a DTC participant must instruct the DTC participant to cause its outstanding notes to be tendered in accordance with the procedures set forth in this prospectus.

        Notes held through DTC.    Pursuant to an authorization given by DTC to the DTC participants, each DTC participant holding outstanding notes through DTC must

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  electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent for its acceptance, or

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  comply with the guaranteed delivery procedures set forth below and in a notice of guaranteed delivery. See "—Guaranteed Delivery Procedures."

        Promptly after the date of this prospectus, the exchange agent will establish an account at DTC for purposes of the exchange offer with respect to outstanding notes held through DTC. Any financial institution that is a DTC participant may make book-entry delivery of interests in outstanding notes into the exchange agent's account through ATOP. However, although delivery of interests in the outstanding notes may be effected through book-entry transfer into the exchange agent's account through ATOP, an agent's message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the exchange agent at its address set forth under "—Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

        The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from each DTC participant tendering through ATOP that that DTC participant has received a letter of transmittal and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such DTC participants.

        Cede & Co., as the holder of the global note, will tender a portion of the global note equal to the aggregate principal amount due at the stated maturity for which instructions to tender are given by DTC participants.

        By tendering, each holder and each DTC participant will represent to us that, among other things:

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  it is not our affiliate;

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  it is not a broker-dealer tendering outstanding notes acquired directly from us for its own account;

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  it is acquiring the exchange notes in its ordinary course of business; and

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  it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

        Unless waived by us, we will not accept any alternative, conditional, irregular or contingent tenders. By transmitting an acceptance through ATOP, each tendering holder waives any right to receive any notice of the acceptance for purchase of its outstanding notes.

        We will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered outstanding notes, and that determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition to the exchange offer and any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. We, along with the exchange agent, shall be under no duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until those irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

        Letters of transmittal and outstanding notes must be sent only to the exchange agent. Do not send letters of transmittal or outstanding notes to us or DTC.

        The method of delivery of outstanding notes, letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or letters of transmittal and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those notes were acquired by such broker dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

        DTC participants holding outstanding notes through DTC who wish to cause their outstanding notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the expiration date, may cause a tender to be effected if:

  •
  guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including the following, which we call "eligible institutions":

  •
  a bank;

  •
  a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

  •
  a credit union;

  •
  a national securities exchange, registered securities association or clearing agency; or

  •
  a savings institution that is a participant in a Securities Transfer Association recognized program;

  •
  prior to the expiration date, the exchange agent receives from any of the above institutions a properly completed and duly executed notice of guaranteed delivery, by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

  •
  book-entry confirmation and an agent's message in connection therewith are received by the exchange agent within three New York Stock Exchange trading days after the date of the execution of the notice of guaranteed delivery.

Withdrawal Rights

        You may withdraw tenders of outstanding notes, or any portion of your outstanding notes, in integral multiples of $1,000 principal amount due at the stated maturity, at any time prior to 5:00 p.m.,

New York City time, on the expiration date. Any outstanding notes properly withdrawn will be deemed to be not validly tendered for purposes of the exchange offer.

        DTC participants holding outstanding notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the expiration date, withdraw the instruction given thereby by delivering to the exchange agent, at its address set forth under "—Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC participant, the principal amount of outstanding notes to which such withdrawal relates and the signature of the DTC participant. Receipt of such written notice of withdrawal by the exchange agent effectuates a withdrawal.

        A withdrawal of a tender of outstanding notes by a DTC participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new letter of transmittal, as the case may be, in accordance with the procedures described herein.

        A withdrawal of an instruction must be executed by a DTC participant in the same manner as the person's name appears on its transmission through ATOP to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC participant may withdraw an instruction only if that withdrawal complies with the provisions of this prospectus.

Exchange Agent

        Wells Fargo Bank, N.A. will act as exchange agent for the exchange offer.

        You should direct all executed letters of transmittal to the exchange agent at one of the addresses set forth below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for copies of the notice of guaranteed delivery to the exchange agent, addressed as follows:

        By registered or certified mail:

    Wells Fargo Bank, N.A.
    MAC # N9303-121
    Corporate Trust Operations
    P.O. Box 1517
    Minneapolis, MN 55480-1517

        By regular mail or overnight courier:

    Wells Fargo Bank, N.A.
    MAC # N9303-121
    Corporate Trust Operations
    6th & Marquette Avenue
    Minneapolis, MN 55479

        By hand:

    Wells Fargo Bank, N.A.
    Northstar East Building—12th Floor
    Corporate Trust Services
    608 Second Avenue South
    Minneapolis, MN 55402

        By facsimile (eligible institutions only):

    (612) 667-4927

        Telephone inquiries:

    (800) 344-5128

  Delivery to an address other than as set forth above will not constitute a valid delivery.

Transfer Taxes

        Holders of outstanding notes who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Other

        Participation in the exchange offer is voluntary. You should carefully consider whether to accept the exchange offer. You should consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

        The outstanding notes, or the "Outstanding Notes," were issued and the exchange notes, the "Exchange Notes," will be issued under an Indenture, or the "Indenture," dated as of July 11, 2003 among the Company, the Guarantors and Wells Fargo Bank, National Association, as successor by consolidation to Wells Fargo Bank, Minnesota, National Association, as trustee (the "Indenture"). We refer to the Outstanding Notes, the Exchange Notes, and any other notes issued under the Indenture as the "Notes." The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        Certain terms used in this description are defined under the subheading "—Certain Definitions." In this description, the words "Company," "we," "us," and "our" refer only to Merisant Company and not to any of its parents or subsidiaries.

        The following description is only a summary of the material provisions of the Exchange Notes and the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of the Exchange Notes. You may request a copy of the Indenture at our address set forth under the heading "Where You Can Find More Information."

Brief Description of the Exchange Notes

        The Exchange Notes:

  •
  are unsecured senior subordinated obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

  •
  are senior in right of payment to any future Subordinated Obligations of the Company; and

  •
  are guaranteed by each Guarantor on a senior subordinated basis.

Principal, Maturity and Interest

        We will issue the Exchange Notes in denominations of $1,000 and any integral multiple of $1,000. The Exchange Notes will mature on July 15, 2013. Subject to our compliance with the covenant described under the subheading "—Certain Covenants—Limitation on Indebtedness," we are permitted to issue more Notes from time to time under the Indenture on the same terms and conditions as the Notes, except for issue date, issue price, pre-issuance accrued interest and first interest payment date ("Additional Notes") in an unlimited principal amount. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase, but generally will be treated as separate classes, with, among other things, separate issue prices, for United States federal income tax purposes. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Exchange Notes," references to the Notes include any Additional Notes actually issued.

        Interest on the Exchange Notes will accrue at the rate of 9 1/2% per annum and will be payable semiannually in arrears on January 15 and July 15. Pursuant to the terms of the Registration Rights Agreement, the Outstanding Notes began to accrue Additional Interest (as defined in the Registration Rights Agreement) above the stated interest rate at a rate of 0.25% per annum for the 90-day period beginning July 5, 2004 and increased by an additional 0.25% per annum with respect to each subsequent 90-day period commencing on each of October 5, 2004, January 5, 2005, April 5, 2005 and July 5, 2005. The interest rate will continue to increase by an additional 0.25% per annum with respect to each subsequent 90-day period through the date that we consummate the exchange offer for the Outstanding Notes, up to a maximum Additional Interest rate of 1.5% per annum. We will make each interest payment to the holders of record of the Exchange Notes on the immediately preceding January 1 and July 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

        Interest on the Exchange Notes will accrue from the most recent interest payment date to which interest has been paid on the outstanding notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional interest may accrue on the Exchange Notes in certain circumstances pursuant to the Registration Rights Agreement. See "Exchange Offer—Purpose and Effect of the Exchange Offer—Special Interest."

Optional Redemption

        Except as set forth below, we will not be entitled to redeem the Exchange Notes at our option prior to July 15, 2008.

        On and after July 15, 2008, we will be entitled at our option to redeem all or a portion of the Exchange Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period	Redemption Price
2008	104.750%
2009	103.167%
2010	101.583%
2011 and thereafter	100.000%

        In addition, before July 15, 2006, we may at our option on one or more occasions redeem Exchange Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 109.5%, plus accrued and unpaid interest to the redemption date, with the Net Cash Proceeds from one or more Qualified Equity Offerings; provided, that:

  (1)
  at least 65% of such aggregate principal amount of Notes (which excludes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates);

  (2)
  each such redemption occurs within 60 days after the date of the related Qualified Equity Offering; and

  (3)
  if the Qualified Equity Offering is an offering by Parent or Holdings, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company or used to acquire from the Company Capital Stock (other than Disqualified Stock) of the Company.

Optional Redemption upon a Change of Control on or prior to the First Call Date

        At any time on or prior to the First Call Date, after the completion of a Change of Control Offer that was accepted by Holders of not less than 75% of the Notes then outstanding, we may redeem the Notes of any Holder who has not accepted the Change of Control Offer (the "Untendered Notes")

upon not less than 30 nor more than 60 days' prior notice but in no event more than 90 days after the completion of such Change of Control Offer, mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount of the Untendered Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Change of Control Redemption Date"), except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the Persons who were the Holders of record at the close of business on the relevant record dates.

Selection and Notice of Redemption

        If we are redeeming less than all the Exchange Notes at any time, the Trustee will select Exchange Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

        We will redeem Exchange Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address.

        If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to that Exchange Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Exchange Note in a principal amount equal to the unredeemed portion of the original Exchange Note in the name of the holder upon cancellation of the original Exchange Note. Exchange Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Exchange Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Exchange Notes. However, under certain circumstances, we may be required to offer to purchase Exchange Notes as described under the captions "—Certain Covenants—Change of Control" and "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase Notes in the open market or otherwise.

Guaranties

        The Exchange Notes will be guaranteed by the Guarantors. On the Issue Date, the only Guarantors will be the Company's existing Domestic Subsidiaries. Under certain limited circumstances, as more particularly described under the heading "—Certain Covenants—Guarantors" below, certain other Restricted Subsidiaries may be required to become Guarantors in the future.

        The Guarantors will jointly and severally guarantee, on a senior subordinated basis, our obligations under the Exchange Notes. The obligations of each Guarantor under its Guaranty will be limited as necessary to minimize the probability of that Guaranty being deemed to constitute a fraudulent conveyance under applicable law. See "Risk Factors—The guarantees of our subsidiaries may not be enforceable."

        Each Guarantor that makes a payment under its Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guaranty could be reduced to zero. See "Risk Factors—The guarantees of our subsidiaries may not be enforceable."

        The Guaranty of a Guarantor (other than Merisant US, Inc.) will be automatically released:

  (1)
  upon the sale or other disposition (including by way of consolidation or merger) of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or an Affiliate of the Company, if such sale or other disposition complies with the "Limitation on Sales of Assets and Subsidiary Stock" covenant of the Indenture;

  (2)
  upon the sale or other disposition of all or substantially all the assets of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or an Affiliate of the Company, if such sale or other disposition complies with the "Limitation on Sales of Assets and Subsidiary Stock" covenant of the Indenture; or

  (3)
  if the Company designates that Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture.

Ranking

Senior Indebtedness versus Exchange Notes

        The payment of the principal of, premium, if any, and interest on the Exchange Notes and any other payment obligation of the Company in respect of the Exchange Notes (including any obligation to repurchase the Exchange Notes) and the payment of any Guaranty will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Guarantor, as the case may be, including the obligations of the Company and such Guarantor under the Credit Agreement.

        As of June 30, 2005:

  (1)
  the Company's Senior Indebtedness was approximately $215.2 million including $215.2 million of secured indebtedness (and the Company had $25.0 million of undrawn commitments under the revolving portion of the Credit Agreement); and

  (2)
  the Senior Indebtedness of the Guarantors was approximately $215.2 million, all of which consisted of their respective guaranties of Senior Indebtedness of the Company under the Credit Agreement.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Indebtedness" below.

Liabilities of Subsidiaries versus Exchange Notes

        A substantial portion of our operations are conducted through our domestic and foreign subsidiaries. In general, our domestic subsidiaries (other than domestic Receivables Subsidiaries and Unrestricted Subsidiaries, if any) will guarantee the Exchange Notes, and our foreign subsidiaries will not guarantee the Exchange Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Exchange Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Exchange Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

        At June 30, 2005, the total liabilities of our Subsidiaries (other than liabilities of the Guarantors and other than liabilities owed to the Company or a Guarantor) were $35.3 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "—Certain Covenants—Limitation on Indebtedness."

Other Senior Subordinated Indebtedness versus Exchange Notes

        Only Indebtedness of the Company or a Guarantor that is Senior Indebtedness will rank senior to the Exchange Notes and the relevant Guaranty in accordance with the provisions of the Indenture. The Exchange Notes and each Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, respectively.

        As of June 30, 2005:

  (1)
  the Company's Senior Subordinated Indebtedness was approximately $225.0 million, consisting of the Outstanding Notes, and excluding capital lease obligations; and

  (2)
  the Senior Subordinated Indebtedness of the Guarantors was approximately $225.0 million, consisting of their respective Guaranties of the Outstanding Notes.

        We and the Guarantors will agree in the Indenture that we and they will not Incur any Indebtedness if such Indebtedness is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Guarantor, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. See "—Certain Covenants—Anti-Layering." The Indenture does not treat unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured.

Payment of Exchange Notes

        We are not permitted to pay principal of, premium, if any, or interest on the Exchange Notes or any other payment obligation of the Company in respect of the Exchange Notes (including any obligation to repurchase the Exchange Notes) or make any deposit pursuant to the provisions described under "—Defeasance" or "—Satisfaction and Discharge" below and may not purchase, redeem or otherwise retire any Exchange Notes (collectively, "pay the Exchange Notes") if either of the following occurs (a "Payment Default"):

  (1)
  any portion of any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

  (2)
  any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Exchange Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

        During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Exchange Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to us) of a written notice (a "Blockage Notice") of such default from the Representative of such Designated

Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

  (1)
  by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

  (2)
  because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

  (3)
  because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

        Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Exchange Notes after the end of such Payment Blockage Period. The Exchange Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than holders of the Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

        Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

  (1)
  the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Exchange Notes are entitled to receive any payment; and

  (2)
  until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Exchange Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Exchange Notes may receive certain Capital Stock and subordinated debt obligations.

        If a payment or distribution is made to holders of the Exchange Notes that, due to the subordination provisions, should not have been made to them, such holders of the Exchange Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

        If payment of the Exchange Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration.

        A Guarantor's obligations under its Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Guarantor pursuant to its Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination provisions described above with respect to the Company's obligations under the Exchange Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guaranty.

        By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Guarantor who are holders of Senior

Indebtedness of the Company or a Guarantor, as the case may be, may recover more, ratably, than the holders of the Exchange Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Exchange Notes.

        The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Exchange Notes pursuant to the provisions described under "—Defeasance" or "—Satisfaction and Discharge".

Book-Entry, Delivery and Form

        Except as set forth below, the Exchange Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

        Exchange Notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of the Notes in certificated form.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the respective systems or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers of the outstanding Notes (the "Initial Purchasers")), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Exchange Notes, including the Global Notes, are registered as the owners of the Exchange Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any of the Company's or the Trustee's agents has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Exchange Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries, however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a Holder of Exchange Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to the Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (1)
  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

  (2)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing a Default or Event of Default with respect to the Notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

        Certificated Notes may be exchanged for beneficial interests in any Global Note at any time.

Same Day Settlement and Payment

        The Company will make payments in respect of the Exchange Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Holders of the Global Note. The Company will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. All payments will be made in United States dollars. The Exchange

Notes represented by the Global Notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Exchange Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Covenants

        The Indenture contains covenants including, among others, those summarized below:

Change of Control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Exchange Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  (1)
  prior to the first public offering of common stock of Parent, Holdings or the Company, (A) the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of Holdings or the Company, any merger, consolidation, liquidation or dissolution of the Company, or otherwise, or (B) Pegasus Partners II, L.P. and its Related Parties cease to have the right or ability, by voting power, contract or otherwise, to elect or designate for election a majority of the managers or directors of Parent (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the "specified person") held by any other Person (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

  (2)
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

  (3)
  individuals who on the Issue Date constituted the Board of Directors of the Company or, so long as Holdings owns a majority of the total voting power of the Voting Stock of the Company, the Holdings Board (together with any new directors whose election by such Board of Directors of the Company or the Holdings Board or whose nomination for election by the shareholders of the Company or Holdings, as the case may be, was approved by a vote of a majority of the directors of the Company or of Holdings, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or whose election was approved by the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company or the Holdings Board then in office;

  (4)
  the adoption of a plan relating to the liquidation or dissolution of the Company; or

  (5)
  the merger or consolidation of Parent, Holdings or the Company with or into another Person or the merger of another Person with or into Parent, Holdings or the Company, or the sale of all or substantially all the assets of Holdings or the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent, Holdings or the Company, as appropriate, immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes the obligor in respect of the Exchange Notes and a Subsidiary of the transferor of such assets; provided, however, that it shall not constitute a Change of Control under this clause (5) if, after giving effect to such transaction, the Permitted Holders beneficially own (as defined in clause (1) above) a majority or more of the total voting power of the Voting Stock of the surviving Person in such transaction immediately after such transaction.

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Exchange Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

  (4)
  the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Exchange Notes purchased; and

  (5)
  that if the Change of Control Offer is accepted by Holders of not less than 75% of the Notes then outstanding, the Company will have the option to redeem the Untendered Notes as described above under "—Optional Redemption upon a Change of Control on or prior to the First Call Date," and setting forth the formula used to determine the redemption price in such circumstances.

        The Credit Agreement will limit our ability to purchase Exchange Notes, and will also provide that the occurrence of certain change of control events with respect to the Parent or the Company would constitute a default thereunder. In the event that at the time of a Change in Control, the terms of the Credit Agreement or any other Credit Facility prohibit the Company from making a Change of Control Offer or from purchasing the Exchange Notes pursuant thereto, prior to the mailing of the notice to Noteholders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to:

  (1)
  repay in full all Indebtedness outstanding under the relevant Credit Facility; or

  (2)
  obtain the requisite consent under the relevant Credit Facility to permit the purchase of the Exchange Notes as described above.

        The Company must first comply with the covenant described above before it will be required to purchase Exchange Notes in the event of a Change of Control, provided, however, that the Company's failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a default described in clause (4) under "—Defaults" below (and not under clause (2) thereof). As a result of the foregoing, a holder of the Exchange Notes may not be able to compel the Company to purchase the Exchange Notes unless the Company is able at the time to refinance all Indebtedness outstanding under the Credit Facilities or obtain requisite consents under the Credit Facilities.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Exchange Notes validly tendered and not withdrawn under such Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Exchange Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the Exchange Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Neither the Company nor Parent has any present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness." Such restrictions can be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Accordingly, the Indenture may not afford holders of the Exchange Notes protection in the event of a highly leveraged transaction.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Exchange Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Exchange Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of Holdings or the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Exchange Notes may require the Company to make an offer to repurchase the Exchange Notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Exchange Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Limitation on Restricted Payments

        (a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

    (1)
    a Default shall have occurred and be continuing (or would result therefrom);

    (2)
    the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness"; or

    (3)
    the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date made pursuant to this subparagraph (a)(3) and all Restricted Payments since the Issue Date made pursuant to subparagraphs (b)(1), (b)(3), (b)(4) and (b)(8) below would exceed the sum of (without duplication):

    (A)
    50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

    (B)
    100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an ESOP) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

    (C)
    the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the

        Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

      (D)
      an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding amounts that contribute to Consolidated Net Income), in each case received by the Company or any Guarantor, and (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

        (b)   The preceding provisions will not prohibit the following Restricted Payments (but in the case of subparagraphs (b)(3), (b)(4), (b)(7) and (b)(8) below, only if no Default has occurred and is continuing or would result therefrom):

    (1)
    any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent issuance or sale of, or made by conversion into or exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an ESOP) or a substantially concurrent cash capital contribution received by the Company from one or more of its shareholders;

    (2)
    any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Issuance or sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness";

    (3)
    dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant (such dividend being included in the calculation set forth in subparagraph (a)(3) above at the time of declaration);

    (4)
    the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of the Company or any of its Subsidiaries, and dividends, distributions or advances to Holdings to be used by Holdings for the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of Holdings, in each case from employees, former employees, directors or former directors of Holdings or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors or the Holdings Board, as appropriate, under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such purchases, redemptions and other acquisitions or retirements shall not exceed the lesser of (A) the sum of (i) $1.5 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (ii) $0.75 million, and (B) $5.0 million;

    (5)
    dividends, distributions or advances to Holdings or Parent to be used by Holdings or Parent to pay Federal, state and local taxes payable by Holdings or Parent and directly attributable to (or arising as a result of) the operations of the Company and its Restricted Subsidiaries; provided, however, that (A) the amount of such dividends shall not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of such Federal, state and local taxes were the Company to pay such taxes as a stand-alone taxpayer and (B) such dividends pursuant to this clause (5) are used by Holdings or Parent for such purposes within 20 days of the receipt of such dividends;

    (6)
    dividends, distributions or advances to Holdings or Parent to the extent necessary to pay for general corporate and overhead expenses incurred by Holdings or Parent, in an aggregate amount not to exceed $0.5 million in any fiscal year of the Company;

    (7)
    if the Credit Agreement has become effective and the Company has received the proceeds of the term loan thereunder, the Permitted Closing Date Payment; and

    (8)
    Restricted Payments in an aggregate amount which, when taken together with all other Restricted Payments made pursuant to this clause (8) and then outstanding, do not exceed $10.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, in accordance with the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by an executive officer of the Company (if such fair market value is less than $1.0 million), or by the Board of Directors (in all other cases), in each case pursuant to an Officers' Certificate delivered to the Trustee.

Limitation on Indebtedness

        (a)   The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.0 to 1.

        (b)   Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries shall be entitled to Incur any or all of the following Indebtedness:

    (1)
    Indebtedness Incurred pursuant to Credit Facilities; provided, however, that (A) after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed $310.0 million, and (B) such amount specified in clause (A) shall be reduced to the extent of any reduction or elimination of any commitment under any Credit Facility or, without duplication, any permanent repayment of principal of Indebtedness under any Credit Facility, in each case resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction and shall thereafter be increased to the extent of any subsequent increase in the commitment under any Credit Facility resulting from or relating to the termination of any Qualified Receivables Transaction or the elimination of any Receivables Subsidiary (but in no event may such amount exceed the amount specified in clause (A));

    (2)
    Indebtedness owed to and held by the Company or a Wholly Controlled Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Controlled Subsidiary ceasing to be a Wholly Controlled Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Controlled Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes or such Guarantor's Guaranty;

    (3)
    the Outstanding Notes and the Exchange Notes (other than any Additional Notes) and the Guaranties;

    (4)
    Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

    (5)
    Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

    (6)
    Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

    (7)
    Hedging Obligations consisting of (A) Interest Rate Agreements directly related to Indebtedness of the Company and its Restricted Subsidiaries, and (B) Currency Agreements directly related to the revenues or expenses of the Company and its Restricted Subsidiaries;

    (8)
    obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

    (9)
    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

    (10)
    Indebtedness consisting of any Guarantee by the Company or a Guarantor of Indebtedness of the Company or a Guarantor outstanding on the Issue Date or permitted by the Indenture to be Incurred by the Company or a Guarantor;

    (11)
    Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the purchase of Capital Stock of any Person owning such assets), and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when taken together with all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed $2.0 million;

    (12)
    Indebtedness of a Receivables Subsidiary Incurred pursuant to a Qualified Receivables Transaction;

    (13)
    Indebtedness consisting of indemnification, adjustment of purchase price, earn-out or similar obligations (other than Guarantees of Indebtedness), in each case incurred in connection with the acquisition or disposition of assets; and

    (14)
    Indebtedness of the Company or the Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Guarantors outstanding under this subparagraph (14) does not exceed the greater of (A) $15.0 million, and (B) 5% of Consolidated Tangible Assets.

        (c)   Notwithstanding the foregoing, the Company shall not, and shall not permit any Guarantor to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Guaranty to at least the same extent as such Subordinated Obligations.

        (d)   For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in paragraphs (a) and (b) above, (1) the Company, in its sole discretion, is entitled to classify such item of Indebtedness at the time of Incurrence, in any manner in compliance with this covenant, (2) the Company will only be required to include the amount and type of such Indebtedness in one of the above categories and (3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the categories of Indebtedness described above. Notwithstanding the first sentence of this paragraph (d), any Bank Indebtedness Incurred on the Issue Date will be deemed to have been Incurred under clause (b) (1) above. For purposes of determining compliance with subparagraphs (b)(1) and (b)(14) of this covenant, Indebtedness Incurred in a currency other than U.S. dollars shall at all times be deemed to be outstanding in U.S. dollars calculated at an exchange rate equal to the applicable exchange rate at the time of the Incurrence of such non-U.S. dollar Indebtedness (or, in case of revolving Indebtedness, at the time of the most recent Incurrence of any Indebtedness under such revolving credit facility).

        (e)   Notwithstanding paragraphs (a) and (b) above, the Company shall not, and shall not permit any Guarantor to, Incur any Indebtedness, unless such Indebtedness is Incurred in compliance with the covenants described under "—Limitation on Liens" and "—Anti-Layering."

Limitation on Liens

        The Company shall not, and shall not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist or become effective any Lien securing Indebtedness of any kind (other than Senior Indebtedness), on or with respect to any of its assets, whether owned at the Issue Date or thereafter acquired, unless (a) in the case of any Lien securing Subordinated Obligations, the Notes (or the appropriate Guaranty) are secured by a Lien on such assets that is senior in priority to such Lien and (b) in the case of any other Lien, the Notes (or the appropriate Guaranty) are either secured equally and ratably with such Indebtedness or are secured by a Lien on such assets that is senior in priority to such Lien.

Anti-Layering

        The Company shall not, and shall not permit any Guarantor to, Incur any Indebtedness if such Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

        The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company or a Restricted

Subsidiary, (b) make any loans or advances to the Company or a Restricted Subsidiary or (c) transfer any of its property or assets to the Company or a Restricted Subsidiary, except:

  (1)
  with respect to clauses (a), (b) and (c),

  (A)
  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

  (B)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

  (C)
  any encumbrance or restriction pursuant to an agreement effecting an amendment, modification, restatement, renewal, replacement or Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1)(A) or (1)(B) of this covenant or this clause (1)(C) or contained in any amendment to an agreement referred to in clause (1)(A) or (1)(B) of this covenant or this clause (1)(C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

  (D)
  any encumbrance or restriction arising under any applicable law, rule, regulation or order; and

  (E)
  any encumbrance or restriction that (i) arises pursuant to the terms of any agreement entered into in connection with any Qualified Receivables Transaction and (ii) applies only to a Receivables Subsidiary; and

  (2)
  with respect to clause (c) only,

  (A)
  any encumbrance or restriction consisting of a customary nonassignment provision in a lease, license or similar ordinary course of business agreement;

  (B)
  any restriction contained in a security agreement or mortgage securing Indebtedness of a Restricted Subsidiary to the extent such restriction restricts the transfer of the property subject to such security agreement or mortgage; and

  (C)
  any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

Limitation on Sales of Assets and Subsidiary Stock

        (a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

    (1)
    the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by an executive officer of the Company (if such fair market value is less than $1.0 million) or by the Board of Directors (in all other cases), of the shares and assets subject to such Asset Disposition;

    (2)
    at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

    (3)
    an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

    (A)
    first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Guarantor or Indebtedness of a Wholly Controlled Subsidiary that is not a Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

    (B)
    second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

    (C)
    third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

      provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

        Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

        For the purposes of paragraph (a)(2) of this covenant, the following are deemed to be cash or cash equivalents:

    (1)
    the assumption of Senior Indebtedness of the Company or any Guarantor or Indebtedness of any Wholly Controlled Subsidiary that is not a Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

    (2)
    securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        (b)   In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company shall make such offer to purchase Notes on or before the 366th day after the date of such Asset Disposition, and shall purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes and other Senior Subordinated Indebtedness tendered exceeds the Net Available Cash allotted to their purchase, the Company shall select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of any application of Net Available Cash in accordance with the foregoing provisions of clause (a) (3) of this covenant, the amount of Net Available Cash shall be reset at zero.

        (c)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

        The provisions under the Indenture relative to our obligation to make an offer to purchase the Notes as a result of an Asset Disposition may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Limitation on Affiliate Transactions

        (a)   The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

    (1)
    the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

    (2)
    if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction shall have determined in good faith that the criteria set forth in clause (1) are satisfied and shall have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

    (3)
    if such Affiliate Transaction involves an amount in excess of $15.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        (b)   The provisions of the preceding paragraph (a) will not prohibit:

    (1)
    any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments";

    (2)
    any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

    (3)
    loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $0.5 million in the aggregate outstanding at any one time;

    (4)
    the payment of reasonable fees and compensation (including health benefits, vacation, severance, compensation and similar benefits) to, and provision of customary indemnification on behalf of, directors, employees, consultants and agents of the Company or any Restricted Subsidiary as determined in good faith by the Board of Directors or the Company's senior management;

    (5)
    any transaction (i) between or among the Company and/or its Restricted Subsidiaries or (ii) between or among the Company, a Restricted Subsidiary or any other Person that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Person;

    (6)
    the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

    (7)
    transactions with distributors, suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business consistent with past practices and otherwise in compliance with the terms of the Indenture, and which are on terms at least as favorable to the Company as might reasonably have been obtained at such time from an unaffiliated third party;

    (8)
    any transaction in connection with a Qualified Receivables Transaction between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment; and

    (9)
    any agreement that was outstanding as of the Issue Date and is disclosed in this Prospectus under the heading "Related Party Transactions" and any amendment to such agreement so long as such amendment is not more disadvantageous to the Holders than the original agreement as in effect on the Issue Date.

Merger and Consolidation

        (a)   The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

    (1)
    the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

    (2)
    immediately after giving pro forma effect to such transaction (and treating any Indebtedness of the Successor Company (if not the Company) and its Subsidiaries as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

    (3)
    immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness";

    (4)
    each Person that is required pursuant to the terms of the Indenture to be a Guarantor shall have become a Guarantor pursuant to a Supplemental Guaranty Agreement or shall have confirmed its Guaranty pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee (but this clause (4) shall not apply to Guarantors that were Guarantors prior to such transaction if, as a result of such transaction, the Company is the Successor Company);

    (5)
    the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

    (6)
    the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;

provided, however, that clause (3) will not be applicable (A) to the Company consolidating with, merging into, conveying, transferring or leasing all or part of its assets to the Company or a Guarantor or (B) to the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction within the United States of America.

        The Successor Company (if not the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

        The Company shall not permit any Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

  (1)
  except in the case of a Guarantor that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with, and does comply with, its obligations under the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Supplemental Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Guaranty; and

  (2)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Supplemental Guaranty Agreement, if any, complies with the Indenture.

        Notwithstanding the foregoing, any Guarantor may consolidate with or merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Company.

Guarantors

        The Company will cause (1) each Domestic Subsidiary (other than a Receivables Subsidiary) and (2) each Foreign Subsidiary that Guarantees any Indebtedness of the Company or a Domestic Subsidiary, in each case to, at the same time, execute and deliver to the Trustee a Supplemental Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

        The Guaranty by a Guarantor will be released under certain circumstances as described under the heading "—Guaranties" above.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent the SEC will accept such filings) and provide the Trustee and Noteholders with such annual reports and such information, documents, certifications and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents, certifications and other reports to be so filed and provided at the times specified for the filings of such information, documents, certifications and reports under such Sections. Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement by posting on the Company Website and making freely accessible the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and will include a representation that the Company has received a review report of the Company's then current independent auditors as contemplated by Statement on Auditing Standards No. 100 of the American Institute of Certified Public Accountants, Inc. with respect to any interim financial information so posted on the Company Website; provided, that the Company may (A) redact those portions of any exhibits that are required to be posted pursuant hereto with respect to which the Company expects to request confidential treatment in connection with the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement, (B) omit such information as the Company believes in good faith is not applicable as a result of the fact that the Company is not actually filing reports with the SEC and is otherwise immaterial and (C) change the form of certificate that would otherwise be required pursuant to 18 U.S.C. §1350 as a result of the preceding clauses (A) and (B). In such event, notwithstanding the time of filing that would otherwise be required pursuant to the first sentence of this covenant, the Company shall post quarterly information on the Company Website not later than 60 days after the end of the applicable quarterly reporting period. For purposes of this covenant, the term "Company Website" means the collection of web pages that may be accessed on the World Wide Web using the URL address http://www.merisant.com or such other address as the Company may from time to time designate in writing to the Trustee.

        In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

        Each of the following is an Event of Default:

  (1)
  a default in the payment of interest on the Notes when due, continued for 30 days;

  (2)
  a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

  (3)
  the failure by the Company or any Guarantor to comply with its obligations under "—Certain Covenants—Merger and Consolidation" above;

  (4)
  the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "—Certain Covenants" under "—Change of Control" (other than a failure to purchase Notes), "—Limitation on Restricted Payments," "—Limitation on Indebtedness," "—Limitation on Liens," "—Anti-Layering," "—Limitation on Restrictions on Distributions from Restricted Subsidiaries," "—Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "—Limitation on Affiliate Transactions," "—Guarantors" or "—SEC Reports";

  (5)
  the failure by the Company or any Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

  (6)
  Indebtedness of the Company, any Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

  (7)
  certain events of bankruptcy, insolvency or reorganization of the Company, a Guarantor or any Significant Subsidiary (the "bankruptcy provisions"); or

  (8)
  any judgment or decree for the payment of money in excess of $10.0 million is entered against the Company, a Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

  (9)
  a Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or a Guarantor denies or disaffirms its obligations under its Guaranty.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or a Guarantor occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

        In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if (A) the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto, (B) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (C) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

  (3)
  such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

        Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender or exchange offer for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the amount of Notes whose holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any Note;

  (3)
  reduce the principal of or extend the Stated Maturity of any Note;

  (4)
  reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "—Optional Redemption";

  (5)
  make any Note payable in money other than that stated in the Note;

  (6)
  impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

  (7)
  make any change in the provisions that require each affected holder's consent to an amendment or waiver;

  (8)
  make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

  (9)
  make any change in any Guaranty that would adversely affect the Noteholders.

        Notwithstanding the preceding, the covenants described under the caption "—Change of Control" and "—Limitation on Sales of Assets and Subsidiary Stock" may be amended as described in the last paragraphs of their respective descriptions.

        Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Guarantors and Trustee may amend the Indenture:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;

  (2)
  to provide for the assumption by a successor corporation of the obligations of the Company or any Guarantor under the Indenture;

  (3)
  to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

  (4)
  to add guarantees with respect to the Notes, including any Guaranty, or to secure the Notes;

  (5)
  to add to the covenants of the Company or any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Guarantor;

  (6)
  to make any change that does not adversely affect the rights of any holder of the Notes;

  (7)
  to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

  (8)
  to evidence the release of a Guarantor pursuant to and in accordance with the terms of the Indenture.

        However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or of a Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The Exchange Notes will be issued in registered form and will be transferable only upon the surrender of the Exchange Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        In addition, at any time we may terminate our obligations under the covenants described under "—Certain Covenants" (other than the covenant described under "—Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clauses (a)(3) and (a)(4) under "—Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under "—Defaults" above or because of the failure of the Company to comply with clauses (a)(3) or (a)(4) under "—Certain Covenants—Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guaranty.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service, which we refer to as the IRS, or other change in applicable United States federal income tax law).

Satisfaction and Discharge

        When (1) we deliver to the Trustee all Notes then outstanding for cancellation or (2) all Notes then outstanding have become due and payable, whether at maturity or on a redemption date as a result of the mailing of a notice of redemption, or (3) all Notes then outstanding will become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee and, in the case of clauses (2) and (3), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all Notes then outstanding, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable hereunder by us, then the Indenture shall, subject to certain exceptions, be satisfied and discharged and cease to be of further effect.

Concerning the Trustee

        Wells Fargo Bank, National Association is to be the Trustee under the Indenture and Registrar and Paying Agent with regard to the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor will have any liability for any obligations of the Company or any Guarantor under the Exchange Notes, any Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Exchange Notes by accepting an Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

        The Indenture and the Exchange Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Additional Assets" means:

  (1)
  any property, plant or equipment used in a Related Business;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain Covenants—Limitation on Restricted Payments," "—Certain Covenants—Limitation on Affiliate Transactions" and "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such

Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Applicable Premium" means, with respect to a Note at the Change of Control Redemption Date, the greater of (i) 1.0% of the principal amount of such Note, and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at the First Call Date (such redemption price being described under "—Optional Redemption") plus (2) all required interest payments due on such Note through the First Call Date computed using a discount rate equal to the Treasury Rate plus 0.50% per annum, over (B) the principal amount of such Note.

        "Asset Disposition" means any sale, lease, issuance, transfer or other disposition (or series of related sales, leases, issuances, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

  (3)
  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

        Notwithstanding the foregoing, the following shall be deemed not to be Asset Dispositions:

  (A)
  a disposition to the Company or a Restricted Subsidiary;

  (B)
  for purposes of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, (i) a disposition that constitutes a Restricted Payment permitted by the covenant described under "—Certain Covenants—Limitation on Restricted Payments" or a Permitted Investment and (ii) a transaction governed by, and consummated in compliance with, the covenant described under "—Certain Covenants—Merger and Consolidation";

  (C)
  the granting of a Lien;

  (D)
  for purposes of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, any commercially reasonable foreclosure on a Lien on assets; provided, that an amount equal to the Net Available Cash, if any, to the Company and its Restricted Subsidiaries from such foreclosure is applied in accordance with subparagraph (a)(3) of the covenant described "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

  (E)
  dispositions of Receivables Assets to a Receivables Subsidiary for the fair market value of those assets, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction, if at least 75% of the consideration for such disposition would constitute cash or cash equivalents for purposes of clause (a)(2) of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

  (F)
  dispositions of Receivables Assets by a Receivables Subsidiary in a Qualified Receivables Transaction;

  (G)
  issuances of Capital Stock by a Receivables Subsidiary in connection with a Qualified Receivables Transaction;

  (H)
  dispositions of obsolete, damaged or worn out equipment no longer used or useful to the business of the Company and its Restricted Subsidiaries; and

  (I)
  a disposition of assets with a fair market value of less than $1.0 million.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment, by

  (2)
  the sum of all such payments.

        "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

        "Board of Directors" with respect to a Person means the board of directors of such Person or any committee thereof duly authorized to act on behalf of such board, and unless specified to the contrary or inappropriate in the context, refers to the Board of Directors of the Company.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Common Stock" of any Person means Capital Stock of such Person that does not rank senior in any respect to, and does not have any preference or priority over, any shares of Capital Stock of any other class of such Person, including with respect to the payment of dividends or the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

  (1)
  if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, then EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the use of proceeds thereof as if such

    Indebtedness had been Incurred on the first day of such period and such proceeds had been applied as of such date;

  (2)
  if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, then EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned, if any, during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (3)
  if, since the beginning of such period, the Company or any Restricted Subsidiary shall have made any Asset Disposition, then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which were the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (4)
  if, since the beginning of such period, the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of material assets, then EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

  (5)
  if, since the beginning of such period, any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, then EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company.

        If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness, but if the remaining term of such Interest Rate Agreement is less than twelve months, then such Interest Rate Agreement shall only be taken into account for that portion of the period equal to the remaining term thereof).

        The Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility the outstanding principal balance of which is required to be computed on a pro forma basis in accordance with the foregoing shall be computed based on the average daily balance of such Indebtedness during the applicable period, provided, that such average daily balance shall take into account the amount of any repayment of Indebtedness under such revolving credit facility during the applicable period, to the extent such repayment permanently reduced the commitments or amounts available to be borrowed under such facility.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

  (1)
  interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (6)
  net payments pursuant to Hedging Obligations;

  (7)
  Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

  (8)
  interest incurred in connection with Investments in discontinued operations;

  (9)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

    (B)
    the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

  (2)
  any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

  (B)
  the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4)
  any gain (but not loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (5)
  extraordinary gains or losses;

  (6)
  the cumulative effect of a change in accounting principles; and

  (7)
  any unrealized non-cash gain or loss in respect of Currency Agreements.

Notwithstanding the foregoing, for the purposes of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

        "Consolidated Tangible Assets" means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "Total Assets" (or any like caption) on the most recent quarterly consolidated balance sheet of the Company and its Restricted Subsidiaries, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs.

        "Credit Agreement" means the Credit Agreement dated as of July 11, 2003, by and among the Company, the lenders referred to therein, and Credit Suisse First Boston LLC, as administrative agent, together with the related documents thereto (including all promissory notes, guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

        "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Senior Indebtedness" with respect to a Person means:

  (1)
  the Bank Indebtedness; and

  (2)
  any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

  (3)
  is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the date that is 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

  (1)
  the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" and "—Certain Covenants—Change of Control"; and

  (2)
  any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

        "Domestic Subsidiary" means any Restricted Subsidiary that is not a Foreign Subsidiary.

        "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  all income tax expense of the Company and its consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

  (4)
  all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period.

        Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "ESOP" means any employee stock ownership plan or a trust established by Parent or any of its Subsidiaries for the benefit of their employees.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

        "First Call Date" means July 15, 2008.

        "Foreign Required Minority Shares" means Capital Stock of a Foreign Subsidiary that is required by the applicable laws and regulations of such foreign jurisdiction to be owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Foreign Subsidiary to transact business in such foreign jurisdiction.

        "Foreign Subsidiary" means any Restricted Subsidiary that (1) is not organized under the laws of the United States, any state thereof or the District of Columbia and (2) conducts substantially all of its business operations outside of the United States. For purposes of this definition, Puerto Rico shall be deemed not to be a part of the United States so long as a Puerto Rican corporation is treated as a foreign corporation under Section 7701 of the Code.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entity as approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantor" means each Subsidiary of the Company that executes the Indenture as a guarantor and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture, in each case unless and until such Subsidiary is released from its obligations under its Guaranty pursuant to the terms of the Indenture.

        "Guaranty" means a Guarantee by a Guarantor of the Company's Obligations with respect to the Notes.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

        "Holdings" means Merisant Worldwide, Inc. (f/k/a Tabletop Holdings, Inc.) and each other Person, if any, that is both (1) a Subsidiary of Parent and (2) a Person whose Subsidiaries include the Company.

        "Holdings Board" means the Board of Directors of Holdings.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "—Certain Covenants—Limitation on Indebtedness," (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security, (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms, and (3) unrealized losses or charges in respect of Hedging

Obligations (including those resulting from the application of FAS 133), in each case will be deemed not to be Incurrences of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

  (2)
  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

  (3)
  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  (4)
  all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit issued otherwise than under the Credit Agreement securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

  (5)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

  (6)
  all obligations of the types referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

  (7)
  all obligations of the types referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

        "Interest Rate Agreement" means, in respect of a Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to reduce such Person's interest expense or protect such Person against fluctuations in interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments":

  (1)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Issue Date" means July 11, 2003.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Moody's" means Moody's Investors Service, Inc.

        "MSD" means MSD Capital, L.P., its Related Parties, and any other Person to the extent MSD Capital, L.P. makes all relevant investment decisions for such Person.

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

  (1)
  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

  (4)
  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable.

        "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means Tabletop Holdings, LLC.

        "Permitted Closing Date Payment" means the payment by the Company of one or more dividends to Holdings on the Issue Date or promptly thereafter in an aggregate amount of up to $197.0 million in cash.

        "Permitted Holders" means (i) Pegasus Partners II, L.P., (ii) MSD, (iii) Carolwood Tabletop Holdings, LLC, and (iv) any Related Party of any of the foregoing.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

  (1)
  the Company, a Wholly Controlled Subsidiary or a Person that will, upon the making of such Investment, become a Wholly Controlled Subsidiary; provided, however, that the primary business of such Wholly Controlled Subsidiary is a Related Business;

  (2)
  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  cash and Temporary Cash Investments;

  (4)
  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

  (8)
  any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

  (9)
  any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (10)
  any Investment by the Company or a Restricted Subsidiary of the Company in a Receivables Subsidiary, or any Investment by a Receivables Subsidiary in any other Person, in each case in connection with a Qualified Receivables Transaction and in a manner, and for consideration, customary for transactions of that type;

  (11)
  any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection, and lease, workers' compensation, performance and similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

  (12)
  any Person to the extent such Investments consist of Hedging Obligations otherwise not prohibited under the covenant described under "—Certain Covenants—Limitation on Indebtedness";

  (13)
  any Person if (A) the primary business of such Person is a Related Business, (B) such Person conducts substantially all of its business operations outside of the United States, and (C) the amount of such Investment, when taken together with all other Investments made pursuant to this clause (13), does not exceed $4.0 million; and

  (14)
  any Person, not otherwise permitted to be made pursuant to the preceding clauses of this definition, in an aggregate amount which, when taken together with all other Investments made pursuant to this clause (14), does not exceed the greater of (A) $5.0 million, and (B) 2.5% of Consolidated Tangible Assets.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "Qualified Equity Offering" means either (i) an underwritten primary public offering of Capital Stock (other than Disqualified Stock) of the Company pursuant to an effective registration statement under the Securities Act, or (ii) a privately negotiated sale of Capital Stock (other than Disqualified Stock) of the Company to a Person that, immediately prior to the time of such sale, is not an Affiliate of the Company, and resulting in aggregate gross proceeds to the Company of at least $25.0 million.

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any Receivables Assets, in each case in a manner customary for asset securitization transactions.

        "Receivables Assets" means any accounts receivable, instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, "Receivables") of the Company or any of its Subsidiaries, and any assets related thereto including all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions.

        "Receivables Subsidiary" means a Subsidiary of the Company that satisfies all of the following requirements:

  (1)
  such Receivables Subsidiary engages in no activities other than in connection with the financing of Receivables Assets;

  (2)
  such Receivables Subsidiary is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary;

  (3)
  no portion of any Obligations (contingent or otherwise) of such Receivables Subsidiary (a) is Guaranteed by the Company or any other Subsidiary of the Company (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction); (b) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction; or (c) subjects any property or asset of the Company or any other Subsidiary of the Company (other than Receivables Assets), directly or indirectly, contingently or otherwise, to the satisfaction of such Obligations, other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction;

  (4)
  neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding with such Receivables Subsidiary other than on terms no less favorable to the Company or such other Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing Receivables Assets; and

  (5)
  neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such Receivables Subsidiary's financial condition or cause such Receivables Subsidiary to achieve certain levels of operating results.

        Any such designation of a Receivables Subsidiary by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew or refund, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

  (1)
  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

  (3)
  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Registration Rights Agreement" means the Registration Rights Agreement dated July 11, 2003, among the Company, Guarantors, Credit Suisse First Boston LLC, Wachovia Securities, LLC and Banc One Capital Markets, Inc.

        "Related Business" means any business in which the Company was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company in which the Company was engaged on the Issue Date.

        "Related Party" means (1) any controlling stockholder, controlling member, general partner, majority owned Subsidiary, or spouse or immediate family member (in the case of an individual) of any Permitted Holder, (2) any estate, trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons holding a controlling interest of which consist solely of one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1), or (3) any executor, administrator, trustee, manager, director or other similar fiduciary of any Person referred to in the immediately preceding clause (2) acting solely in such capacity.

        "Representative" means with respect to a Person any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

        "Restricted Payment" with respect to any Person means:

  (1)
  the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and (C) dividends or other distributions made by a Subsidiary to the holders of any class of its Capital Stock on a pro rata basis);

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

  (3)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than (A) payments made solely to the Company or a Wholly Controlled Subsidiary and (B) the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

  (4)
  the making of any Investment (other than a Permitted Investment) in any Person.

        "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Group.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Senior Indebtedness" means with respect to any Person:

  (1)
  the Bank Indebtedness and any other Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

  (2)
  accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed (and all Interest Rate Agreements directly related thereto) and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate or pari passu in right of payment to the Notes or the Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

  (A)
  any obligation of such Person to any Subsidiary;

  (B)
  any liability for Federal, state, local or other taxes owed or owing by such Person;

  (C)
  any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

  (D)
  any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in right of payment to any other Indebtedness or other obligation of such Person; or

  (E)
  that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

        "Senior Subordinated Indebtedness" means, with respect to a Person, the Notes (in the case of the Company), the Guaranty (in the case of a Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

Unless otherwise specified or inappropriate in the context, "Subsidiary" means a Subsidiary of the Company.

        "Supplemental Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in demand accounts, time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; and

  (5)
  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's.

        "Treasury Rate" means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Release H 15 (519) which has become publicly available at least two Business Days prior to the Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) closest to the period from the Change of Control Redemption Date to the First Call Date; provided, however, that if the period from the Change of Control Redemption Date to the First Call Date is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the Change of Control Redemption Date to the First Call Date is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

        "Trustee" means Wells Fargo Bank, National Association until a successor replaces it and, thereafter, means the successor.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary,

in each case unless and until such Subsidiary is designated a Restricted Subsidiary for purposes of the Indenture.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments" (the amount of such Restricted Payment being calculated in the manner set forth in the definition of the term "Investment").

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Controlled Subsidiary" means (i) any Wholly Owned Subsidiary and (ii) any Foreign Subsidiary if (A) such Foreign Subsidiary is a Restricted Subsidiary, (B) all of the Capital Stock of such Foreign Subsidiary (other than directors' qualifying shares and Foreign Required Minority Shares, in each case only to the extent required by applicable law) is owned by the Company or one or more Wholly Owned Subsidiaries, and (C) the Company, by contract or otherwise, controls the management and business of such Foreign Subsidiary and derives the economic benefits of ownership of such Foreign Subsidiary to substantially the same extent as if such Foreign Subsidiary were a Wholly Owned Subsidiary.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which is owned by the Company or one or more Wholly Owned Subsidiaries.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of exchange notes by beneficial owners thereof. It deals only with exchange notes acquired in the exchange offer upon surrender of outstanding notes. Furthermore, it deals only with holders that acquire and hold the exchange notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, financial institutions, insurance companies, persons holding the notes as a part of a hedging or conversion transaction or a straddle, or investors whose "functional currency" is not the United States dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Holders of outstanding notes considering exchanging their outstanding notes for exchange notes should consult their own tax advisors concerning the federal income tax consequences of holding the exchange notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. The tax consequences of any Additional Notes, as defined above under "Description of the Exchange Notes," may differ from the tax consequences described herein.

        As used herein, the term "U.S. Holder" means a beneficial owner of an exchange note who or which is, for United States federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or an estate or trust treated as a United States person under section 7701(a)(30) of the Code. The term "Non-U.S. Holder" means any beneficial owner of an exchange note that is an individual, a corporation or an estate or trust that is not a U.S. Holder. If a partnership holds exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding exchange notes should consult their tax advisors.

Treatment of Exchanges under Exchange Offer

        The exchange of outstanding notes for exchange notes will not be a taxable event for United States federal income tax purposes. A holder will not recognize any taxable gain or loss as a result of exchanging outstanding notes for exchange notes, and the holder will have the same tax basis and holding period in the exchange notes as the holder had in the outstanding notes immediately before the exchange.

U.S. Holders

  Interest

        Interest on the exchange notes will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

  Amortizable Bond Premium

        If a U.S. Holder purchased an outstanding note or purchases an exchange note in a secondary market transaction for an amount in excess of, in general, the note's principal amount, such U.S. Holder will be considered to have purchased such note with "amortizable bond premium" equal in amount to such excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder's yield. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the exchange note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the Internal Revenue Service (the "IRS").

  Market Discount

        If a U.S. Holder acquired an outstanding note or acquires an exchange note in a secondary market transaction for an amount that is less than, in general, the note's principal amount, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, any such note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry a note with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder's tax basis in a note will be increased by the amount of market discount included in such U.S. Holder's income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of notes.

  Disposition of Notes

        A U.S. Holder who disposes of an exchange note by sale, exchange, retirement or other disposition will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder's adjusted tax basis in the exchange note. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—U.S. Holders—Interest." Any amount attributable to accrued market discount that has not previously been included in income will be taxed in the manner described above under "—U.S. Holders—Market Discount." In general, the U.S. Holder's adjusted tax basis in an exchange note will be equal to the purchase price of the exchange note paid by the U.S. Holder (excluding any amount attributable to accrued but unpaid interest) increased by the amount of market discount previously included in the U.S. Holder's income with respect to the exchange note and reduced by any bond premium used to offset interest income as described above under "—U.S. Holders—Amortizable Bond Premium."

        Gain or loss realized on the sale, exchange, retirement or other disposition of an exchange note generally will be capital gain or loss (subject to the market discount rules described above under "—U.S. Holders—Market Discount"), and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition the exchange note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

  Interest and Disposition of Notes

        Subject to the discussion below concerning backup withholding, principal and interest payments made on, and gains from the sale, exchange, retirement or other disposition of, an exchange note will not be subject to the withholding of federal income tax, provided that, in the case of interest,

  •
  the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the issuer,

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  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to the issuer through stock ownership,

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  the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and

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  the certification requirements under section 871(h) or section 881(c) of the Code and the Treasury Regulations thereunder, summarized below, are met.

        Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above, either

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  the beneficial owner of the exchange note must certify, under penalties of perjury, to the withholding agent that such owner is a Non-U.S. Holder and must provide such owner's name, address and United States taxpayer identification number, if any, and otherwise satisfy documentary evidence requirements,

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  a financial institution that holds customers' securities in the ordinary course of business and holds an exchange note must certify to the withholding agent that appropriate certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and generally furnish the withholding agent with a copy thereof, or

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  the Non-U.S. Holder must provide such certification to a "qualified intermediary" or a "withholding foreign partnership" and certain other conditions must be met.

        A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to foreign partnerships. In general, the foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.

        Even if a Non-U.S. Holder does not meet the above requirements, interest payments will not be subject to the withholding of federal income tax if the Non-U.S. Holder certifies that either (i) an applicable tax treaty exempts, or provides for a reduction in, withholding or (ii) interest paid on an exchange note is effectively connected with the holder's trade or business in the U.S. and therefore is not subject to withholding (as described in greater detail below).

        If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on an exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding of federal income tax, will generally be subject to regular federal income tax on such interest in the same manner as if he or she were a U.S. Holder. In lieu of providing an IRS Form W-8BEN, such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        A Non-U.S. Holder will not be subject to federal income tax on any gain realized on the sale, exchange, retirement or other disposition of an exchange note (except to the extent that such gain is attributable to accrued but unpaid interest) unless the gain is effectively connected with such holder's trade or business in the United States or, if the holder is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met. The branch profits tax described above may apply to gain effectively connected with a United States trade or business of a foreign corporation.

Backup Withholding and Information Reporting

        U.S. Holders.    Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain non-corporate U.S. Holders. In addition, backup withholding is required unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is the individual's Social Security Number) and certifies, under penalties of perjury, that he or she is not subject to backup withholding on an IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28% of the amount paid. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS.

        Non-U.S. Holders.    Backup withholding tax does not apply to payments of interest and principal made to, and the proceeds of sales before maturity by, a Non-U.S. Holder if such Non-U.S. Holder certifies (on Form IRS W-8BEN or other appropriate form) its Non-U.S. Holder status. However, information reporting on IRS Form 1042-S will generally apply to payments of interest. Information reporting may also apply to payments made outside the United States, and payments on the sale, exchange, retirement or other disposition of a debt security effected outside the United States, if payment is made by a payor that is, for federal income tax purposes,

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  a United States person,

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  a controlled foreign corporation,

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  a United States branch of a foreign bank or foreign insurance company,

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  a foreign partnership controlled by United States persons or engaged in a United States trade or business, or

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  a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a credit against a Non-U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS CONSIDERING EXCHANGING OUTSTANDING NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 28, 2005, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed "to admit" that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any broker or dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the exchange notes offered hereby will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

        The financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We and the subsidiary guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the exchange notes pursuant to the exchange offer. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. You may find additional information about us and the subsidiary guarantors and the exchange notes in the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

        A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits thereto. You may also request a copy of these filings at no cost, by writing or telephoning us as follows:

Merisant Company 10 South Riverside Plaza Suite 850 Chicago, Illinois 60606 Telephone: (312) 840-6000

        As a result of the exchange offer, we will become subject to the informational requirements of the Exchange Act and will file periodic reports, statements and other information with the SEC. If for any reason we are not required to comply with the reporting requirements of the Exchange Act we have agreed that, for so long as any of the notes remain outstanding, we will furnish to holders of the notes and file with the SEC for public availability (unless the SEC will not accept such a filing) such annual reports and such information, documents, certifications and other reports as are specified in Section 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections. All reports filed with the SEC will be available on the SEC's website.

        In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

        In accordance with Rule 3-10 of Regulation S-X under the Exchange Act, separate financial statements of Merisant Foreign Holdings I, Inc. and Merisant US, Inc., as additional registrants, have been omitted from this Registration Statement because each such additional registrant is a subsidiary guarantor of the notes and:

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  each such additional registrant is 100% owned by Merisant Company;

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  the guarantees of the notes are full and unconditional;

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  the guarantees of the notes are joint and several; and

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  footnote 18 to the audited financial statements and footnote 8 to the unaudited consolidated financial statements of Merisant Company provided herein contains condensed consolidating financial information with respect to Merisant Company, the additional registrants and all other subsidiaries of Merisant Company, all as prescribed by Rule 3-10 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Merisant Company

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of shareholder's equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Merisant Company and its subsidiaries (the "Company") at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
April 15, 2005

MERISANT COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars In Thousands, Except Share and Per Share Amounts)

	At December 31,
	2003	2004
ASSETS
Cash and cash equivalents	$8,833	$9,096
Trade accounts receivable, net of allowances of $1,996 and $4,326, respectively	90,656	81,654
Other receivables	12,119	13,324
Inventories	27,986	25,730
Prepaid expenses and other assets	3,827	3,411
Current portion of note receivable from director	506	506
Deferred income taxes	3,718	111

Total current assets	147,645	133,832
Property and equipment, net	39,253	35,332
Trademarks, less accumulated amortization of $84,166 and $106,378, respectively	257,853	235,641
Goodwill	107,304	107,209
Deferred financing costs, less accumulated amortization of $1,089 and $3,438, respectively	16,394	14,580
Other non-current assets	598	1,647
Non-current portion of note receivable from director	4,411	4,160
Investment in equity affiliate	710	769

Total assets	$574,168	$533,170

LIABILITIES AND STOCKHOLDER'S DEFICIT
Accounts payable	$33,381	$29,956
Income taxes payable	3,053	2
Accrued interest expense	10,015	12,968
Accrued trademarketing and consumer promotions	19,788	19,360
Accrued expenses and other liabilities	25,888	26,449
Current maturities of long-term obligations	6,469	10,206

Total current liabilities	98,594	98,941
Long-term obligations	460,669	430,006
Deferred income taxes	12,993	12,272
Other liabilities	26,604	22,641

Total liabilities	598,860	563,860

Commitments and contingencies (Note 10)
Stockholder's Deficit:
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	—	—
Due for purchase of shares in Merisant Worldwide, Inc.	(767)	(767)
Retained deficit	(18,519)	(25,975)
Accumulated other comprehensive loss	(5,406)	(3,948)

Total stockholder's deficit	(24,692)	(30,690)

Total liabilities and stockholder's deficit	$574,168	$533,170

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Dollars In Thousands)

	Years Ended December 31,
	2002	2003	2004
Net sales	$349,570	$352,301	$347,688
Cost of sales	134,502	137,953	145,239

Gross profit	215,068	214,348	202,449

Operating expenses:
Marketing and selling expenses	77,073	81,439	90,615
Administration expenses	32,345	35,828	43,167
Amortization of intangible assets	28,692	22,161	22,314
Start-up expenses	719	—	—
Transaction fees	—	—	730
Impairment loss on fixed assets and loss on sale	—	—	3,719
Restructuring expenses	2,327	8,249	4,373

Total operating expenses	141,156	147,677	164,918

Income from operations	73,912	66,671	37,531

Other expense (income):
Interest income	(1,127)	(811)	(839)
Interest expense	34,767	37,338	44,544
Cost of refinancing	7,147	29,750	—
Other (income) expense, net	328	(2,866)	(8,206)

Total other expense	41,115	63,411	35,499

Income before income taxes	32,797	3,260	2,032
Provision for income taxes	8,103	19,702	7,239

Net income (loss)	$24,694	$(16,442)	$(5,207)

Net income (loss) from above	$24,694	$(16,442)	$(5,207)
Other comprehensive income (loss)	(11,736)	19,865	1,458

Total comprehensive income (loss)	$12,958	$3,423	$(3,749)

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholder's Equity (Deficit)

(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Due for Purchase of Shares in Merisant Worldwide, Inc.	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2001	$—	$163,558	$(6,975)	$3,285	$(13,535)	$146,333
Loans to employees for purchase of shares in Merisant Worldwide, Inc.	—	—	(90)	—	—	(90)
Repurchase of shares of Merisant Worldwide, Inc.	—	—	260	—	—	260
Dividend to Merisant Worldwide, Inc.	—	—	—	(260)	—	(260)
Foreign currency translation adjustment	—	—	—	—	(2,034)	(2,034)
Net change in fair value of derivative instruments, net of taxes	—	—	—	—	(9,702)	(9,702)
Net income	—	—	—	24,694	—	24,694

Balance at December 31, 2002	—	163,558	(6,805)	27,719	(25,271)	159,201

Settlement of employee loans for purchase of shares in Merisant Worldwide, Inc.	—	—	6,038	—	—	6,038
Foreign currency translation adjustment	—	—	—	—	2,989	2,989
Recognized loss on derivative instruments, net of taxes	—	—	—	—	13,073	13,073
Net change in fair value of derivative instruments, net of taxes	—	—	—	—	3,803	3,083
Dividend to Merisant Worldwide, Inc.	—	(163,558)	—	(29,796)	—	(193,354)
Net loss	—	—	—	(16,442)	—	(16,442)

Balance at December 31, 2003	—	—	(767)	(18,519)	(5,406)	(24,692)

Foreign currency translation adjustment	—	—	—	—	2,131	2,131
Net change in fair value of derivative instruments, net of taxes	—	—	—	—	(673)	(673)
Dividend to Merisant Worldwide, Inc.	—			(2,249)		(2,249)
Net loss	—			(5,207)		(5,207)

Balance at December 31, 2004			$(767)	$(25,975)	$(3,948)	$(30,690)

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands)

	Years Ended December 31,
	2002	2003	2004
Operating Activities
Net income (loss)	$24,694	$(16,442)	$(5,207)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	9,290	10,008	10,346
Loss on sale or disposal of fixed assets	294	1,055	836
Impairment loss on fixed assets	—	—	3,137
Euro-denominated loan foreign exchange loss	—	5,165	3,786
Amortization of intangible assets	28,692	22,161	22,314
Amortization of deferred financing costs	2,600	2,459	2,351
Deferred financing fee write off	1,861	8,675	—
Recognized loss on derivative instruments	—	21,051	—
Unrealized gains on derivative instruments	—	(5,800)	(8,950)
Equity in (income) loss of affiliate	(141)	105	(59)
Deferred income taxes	4,345	9,936	2,918
Non-cash settlement of employee loan	—	250	—
Changes in operating assets and liabilities:
Trade accounts receivable	(1,717)	(6,233)	11,827
Other receivables	11,608	7,059	(572)
Inventories	1,450	(4,654)	2,733
Prepaid expenses and other assets	716	633	(586)
Accounts payable	(11,138)	(4,338)	(3,392)
Accrued expenses and other	(16,837)	13,522	3,033

Net cash provided by operating activities	55,717	64,612	44,515

Investing Activities
Proceeds from sale of property and equipment	—	150	1,542
Purchase of property and equipment	(7,055)	(5,991)	(12,167)
Purchases of tradename	—	(2,415)	—

Net cash used in investing activities	(7,055)	(8,256)	(10,625)

Financing Activities
Borrowings under long-term obligations	70,000	500,000	336
Principal payments on long-term obligations	(125,241)	(349,206)	(30,898)
Payment of deferred financing costs	(1,357)	(17,485)	(536)
Dividend to shareholder	—	(187,908)	(2,249)

Net cash used in financing activities	(56,598)	(54,599)	(33,347)

Effect of exchange rates on cash	—	730	(280)

Net increase (decrease) in cash and cash equivalents	(7,936)	2,487	263
Cash and cash equivalents at beginning of year	14,282	6,346	8,833

Cash and cash equivalents at end of year	$6,346	$8,833	$9,096

Supplemental cash flow information
Cash paid for interest	$35,729	$24,386	$39,690
Cash paid (received) for income taxes	$(4,244)	$4,038	$5,198

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands)

1. Description of Business and Basis of Presentation

        On March 17, 2000, Merisant Company, formerly Tabletop Acquisition Corporation (the "Company"), acquired the global tabletop sweetener business from the Monsanto Company ("Monsanto") of St. Louis, Missouri. The Company, owned by Merisant Worldwide, Inc. ("Merisant Worldwide") and headquartered in Chicago, Illinois, manufactures and distributes sugar substitute sweeteners for the domestic and international consumer food markets, primarily under the Equal® and Canderel® brands. The Company distributes its products via the food retail, mass merchandising, pharmacy and food service channels. The Company, through its broker/distributor agents or its own direct sales force, extends credit to its customers on terms customary with local, regional or national practices.

        The acquisition was accounted for as a purchase, and the purchase price was allocated based on relative fair values as follows:

Current assets	$114,296
Property and equipment	39,521
Identifiable intangible assets	356,251
Goodwill	118,139
Other non-current assets	24,827
Liabilities assumed	(54,343)

$598,691

        Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

2. Summary of Significant Accounting Policies

  Principles of Consolidation

        The consolidated financial statements of the business include the domestic and international subsidiaries of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

        Cash and cash equivalents are highly liquid investments with original maturities of three months or less.

  Inventories

        Inventories are stated at the lower of cost or market. The cost of inventory is determined by the first in, first out method.

  Property and Equipment

        Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Land improvements	10 years
Machinery and equipment	10 years
Furniture and fixtures	7 years
Vehicles	3-7 years
Computers	3-5 years

        When property and equipment are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses are included in income from operations.

        Ordinary repairs and maintenance costs are charged to operations as incurred.

  Intangible Assets

        Intangible assets consist of goodwill, trademarks and deferred financing costs. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired (Note 1). In accordance with SFAS 142, the Company's goodwill was allocated by reporting unit. Based on that allocation, goodwill by segment is as follows as of December 31:

	2003	2004
North America	$71,997	$71,902
EAME	25,812	25,812
Latin America	9,495	9,495
Asia Pacific	—	—

	$107,304	$107,209

        The Company adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" on January 1, 2002. This standard provides accounting and disclosure guidance for goodwill and acquired intangibles. Under this standard, goodwill and "indefinite-lived" intangibles are no longer amortized, but are tested at least annually for impairment. If the asset is determined to be impaired, an impairment loss would be recognized to reduce carrying value to fair value. Transitional impairment tests of goodwill and non-amortized intangibles were required upon adoption of SFAS 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company has not recognized any impairment loss since the adoption of SFAS 142. The Company uses a discounted cash flow model for the assessment of goodwill impairment that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal values.

        The Company has determined that its trademarks are finite-lived intangibles. Trademarks are amortized on a straight-line basis over 15 years. Accordingly, the Company expects to record intangible amortization of approximately $22,000 for each of the next 5 fiscal years ending December 31, 2005 through December 31, 2009.

  Deferred Financing Costs

        Deferred financing costs are amortized using the straight-line method over the term of the related debt (five to ten years).

  Income Taxes

        Deferred tax assets and liabilities are computed by applying enacted tax rates to the expected reversal of temporary differences between financial reporting and income tax reporting. The Company records deferred income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Revenue Recognition

        Revenue is recognized in accordance with agreed shipping terms. In the Company's largest market, the United States, revenue is recognized when product is delivered to third parties. Allowances, based on historical experience, are made for anticipated returns of product and sales discounts at the time products are sold.

  Marketing Costs

        The Company promotes its products with marketing activities, including advertising, consumer incentives and trade promotions. Advertising costs are expensed as incurred or in the quarter in which the related advertisement initially appears. Consumer incentive and trade promotion activities are deducted from revenue based on amounts estimated as being due to customers and consumers at the end of a period, based principally on the Company's historical utilization and redemption rates.

        Advertising expense was $27,618, $31,757 and $33,803 for the years ended December 31, 2002, 2003, and 2004, respectively. As of December 31, 2003 and 2004, $1,821 and $697, respectively, of prepaid advertising is included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

  Start-up Expenses

        Start-up expenses, which are expensed as incurred, are costs incurred in connection with the organization of the Company and related expenses. Start-up expenses are included as operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

  Use of Estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

        The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses and other liabilities and long-term obligations approximate fair value. The Company's interest rate swaps and no cost interest rate collars are recorded at fair value (Note 2—Derivative Instruments and Note 14).

  Major Customers and Credit Concentration

        The Company sells products to customers in the United States and internationally. The Company performs ongoing credit evaluations of customers, and generally does not require collateral on trade accounts receivable. Allowances are maintained for potential credit losses and such losses have been within management's expectations. Net sales to the Company's largest customer, H.J. Heinz Company, were $88,389, $83,819 and $74,657 for the years ended December 31, 2002, 2003 and 2004, respectively. Trade accounts receivable from H.J. Heinz Company as of December 31, 2003 and 2004, were $18,019 and $13,447, respectively. No other single customer accounted for a material portion of net sales or trade accounts receivable.

  Foreign Currency Translation

        The Company has determined that the functional currency for each consolidated subsidiary, except for certain European entities whose functional currency is the U.S. dollar, is its local currency. Assets and liabilities of entities outside the United States are translated into U.S. dollars at the exchange rates in effect at the end of each period; income and expense items are translated at each period's average exchange rate; and any resulting translation difference is reported and accumulated as a separate component of consolidated stockholder's equity, except for any entities which may operate in highly inflationary economies. Remeasurements of European entities whose functional currency is the U.S. dollar as well as translation adjustments for entities operating in highly inflationary economies are recognized currently in income.

  Derivative Instruments

        The Company has certain financial instruments related to mitigating interest rate and foreign exchange rate exposures and accounts for these derivative instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively referred to as "SFAS 133"). These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in income or accumulated other comprehensive loss, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive loss are included in income in the periods in which income is affected by the hedged item.

        The Company's net amounts paid or received and net amounts accrued through the end of the accounting period related to interest rate swaps and no cost collars are included in interest expense. Any gains or losses on any contracts terminated early are deferred and amortized to income over the remaining life of the terminated contract.

        The Company utilizes interest rate swaps and collars to mitigate its exposure to interest rates. Prior to the debt offering in July 2003, these derivative instruments were designated as cash flow hedges. Subsequent to the refinancing, these derivatives have not been redesignated as cash flow hedges. The Company also utilizes foreign currency forward exchange contracts to mitigate its exposure to certain changes in foreign currency exchange rates. These derivative instruments have been designated as cash flow hedges. See Note 14 for a discussion of these derivatives.

  Impairment of Long Lived Assets

        In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets" a long-lived asset or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Company's weighted-average cost of capital.

  Recently Adopted Accounting Standards

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement by the Company did not have a material impact on the Company's results of operations or financial position.

        On December 24, 2003, the FASB issued a revision to staff Interpretation (FIN) No. 46 (revised 2003), which clarified some of the provisions of the original Interpretation No. 46 "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The application of revised FIN 46 is required in financial statements of public entities that have interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business entities, for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company does not have any variable interest entities and therefore the adoption of this statement did not have a material impact on the Company's results of operations or financial position.

        In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during 2006. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring in the first quarter of 2006. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

        In December 2004, the FASB issued revised SFAS No. 123(R), "Share-Based Payment—An Amendment of FASB Statement No. 123 and 95." SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) in 2006. SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after such date. The Company is currently in the process of evaluating the potential impact that the adoption of SFAS No. 123(R) will have on its consolidated financial position and results of operations.

        On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Among its provisions, the Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Company has no plans to repatriate dividends under this provision.

        In addition, the American Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The Company does not use the ETI exclusion, therefore the phase-out has not impact on the financial condition or results of operations. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Company is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Act, the first time the Company could claim the deduction would be in 2005.

3. Inventories

        Inventories consists of the following as of December 31:

	2003	2004
Raw materials and supplies	$9,835	$7,157
Work in process	1,217	2,556
Finished goods	17,852	20,051
Inventory obsolescence reserves	(918)	(3,148)

	$27,986	$25,730

4. Property and Equipment

        Property and equipment, net consists of the following as of December 31:

	2003	2004
Machinery and equipment	$54,618	$54,419
Land and buildings	8,397	7,172
Building improvements	2,514	3,004
Construction in progress	3,814	7,326

	69,343	71,921
Less: Accumulated depreciation	(30,090)	(36,589)

	$39,253	$35,332

5. Impairment and Loss on Sale of Assets

        On July 23, 2004, the Company completed the sale of its Fairfield, Australia manufacturing facility via the sale of the stock of its wholly owned subsidiary, Merisant Manufacturing Australia Pty. Ltd. The total loss on sale of assets was $3,719, including costs to sell the facility of $330, loss on the sale of $252 and an asset impairment of $3,137, and has been recognized as "Impairment loss on fixed assets and loss on sale" in the consolidated statement of operations.

6. Long-Term Obligations

        Long-term obligations consists of the following as of December 31:

	2003	2004
Term loan facility	$241,666	$214,873
Senior subordinated notes	225,000	225,000
Capital lease obligations	472	339

	467,138	440,212
Less: Current maturities	6,469	10,206

	$460,669	$430,006

  Term Loan Facility and Revolving Loan Facility

        At December 31, 2003 and December 31, 2004, the Company's credit facility provides for aggregate commitments of $310,000, consisting of a revolving loan facility of $35,000, of which a portion is available at the Company's option in euro or dollars or in the form of letters of credit denominated in dollars or euro; as well as term loan facilities of $275,000, consisting of a Euro Term Loan A ("Term A") originally $50,000, denominated in euro, and a Term Loan B ("Term B") of $225,000, denominated in dollars. The credit facility is guaranteed by Merisant Worldwide and each of the Company's domestic subsidiaries. The credit facility and the guarantees of the guarantors are secured by a first priority security interest in substantially all of the Company's assets and the assets of the guarantors. The Company's derivative obligations also continue to be secured by all of the Company's and certain of the Company's subsidiaries' assets.

        Borrowings under the current credit facility bear interest, at the Company's option, at either adjusted LIBOR or, in the case of dollar-denominated loans, at the alternate base rate plus, in each case, a spread. For the initial period ending December 31, 2003, such spread was a fixed percentage rate of 2.75%. Outstanding letters of credit under the revolving loan facility will be subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans.

        The Term A and the revolving loan facility has a maturity of five and one-half years while the Term B has a maturity of six and one-half years. The Term A loan requires quarterly principal payments of approximately €1,104 through July 31, 2004, followed by quarterly payments of €1,525 through July 31, 2006, followed by quarterly payments of €2,034 through July 31, 2008 and two final payments of €4,068 on October 31, 2008 and January 11, 2009. Term B requires quarterly principal payments of $562 through October 31, 2009 with a final payment of approximately $210,938 due January 11, 2010.

        For the years ended December 31, 2003 and December 31, 2004, foreign exchange losses on the Euro-denominated term loan were $5,165 and $3,786, respectively.

        On July 11, 2003, the Company issued $225,000 of Senior Subordinated Notes ("Notes"). The Notes are unsecured obligations and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes mature on July 15, 2013. The stated rate of interest for the Notes is 9.5% per annum. Interest is payable semiannually in arrears on January 15th and July 15th, commencing on January 15, 2004.

        Commencing July 5, 2004, the interest rate increased 0.25% over the stated rate for the Notes due to the Company's failure to register exchange notes prior to the agreed to deadline, and commencing on each of October 5, 2004, January 5, 2005 and April 5, 2005, the interest rate on the Notes increased an additional 0.25%. The cumulative impact of the 1.0% additional interest rate is approximately $188 per month. The interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until the exchange offer is consummated, up to a maximum additional interest rate of 1.5% per annum over the stated rate.

        The indenture governing the Notes and the credit facility contain covenants that limit the Company's ability to pay dividends, incur additional debt, create liens, engage in transactions with affiliates, sell or purchase property and equipment and take certain other actions with respect to its business. In addition, the new credit facility contains covenants that require the Company to maintain a specified maximum leverage ratio and senior debt ratio and a minimum fixed charge ratio and interest coverage ratio.

        On March 11, 2005, the Company entered into a third amendment to its senior credit facility. Pursuant to this amendment, the Company's existing financial condition covenant ratios were revised and an additional financial condition covenant ratio, consolidated senior leverage ratio, was added. In addition, charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness, up to a maximum of $5.0 million since September 30, 2004, and transaction fees related to the execution of this amendment are excludable from the Company's Bank EBITDA calculation and the existing limit on restructuring costs excludable from the Company's Bank EBITDA calculation has been increased by an additional $4.0 million. The Company paid approximately $900 in financing fees pursuant to this amendment, which will be amortized over the remaining term of the debt. The Company was in compliance with these covenants, as amended, at December 31, 2004.

        With the excess proceeds from the credit facility refinancing and Notes issuance, the Company paid a dividend of $193,354 to Merisant Worldwide and settled its accounts payable to Merisant Worldwide of $3,640. Approximately $5,400 of employee loans due to the Company were repaid in connection with the dividend payout. Additionally, in conjunction with the above transactions, the Company wrote-off $8,675 of deferred financing fees associated with its previous credit facility, incurred new deferred financing fees of $17,485, and recognized $21,051 of derivative losses related to interest rate swaps and collars associated with the old debt which were previously deferred as a component of other comprehensive loss. The interest rate swaps and collars previously used by the Company for hedging purposes have not been redesignated as hedging instruments of the new borrowings.

        At December 31, 2004, borrowings included $47,768 Term A loan bearing interest of 4.89%, borrowings of $167,105 Term B loan bearing interest of 4.88%, and borrowings of $225,000 Notes bearing interest of 10.0%.

        At December 31, 2003, borrowings included $52,666 Term A loan bearing interest at 4.88%, borrowings of $189,000 Term B loan bearing interest of 3.89%, and borrowings of $225,000 Notes bearing interest of 9.5%.

        At December 31, 2003 and December 31, 2004, $35,000 of borrowing capacity was available under the revolving loan facility.

        In June 2000, the Company entered into an interest rate swap which fixes the underlying interest rate on $75,000 of the Term Loan at 7.19% for a period of three years. In June 2001, the Company also entered into an interest rate swap which fixes $155,000 of the Term Loan (which amortizes similarly with the Term Loan and has a balance of $126,542 and $112,565 at December 31, 2003 and December 31, 2004, respectively) at 5.47% for a period of six years. This interest rate swap expires on March 31, 2007. The fair value of the interest rate swaps are ($8,415) and ($3,411) at December 31, 2003 and December 31, 2004, respectively, and are included in other liabilities in the accompanying consolidated balance sheet.

        In June 2000, the Company entered into no cost interest rate collars which lock the underlying interest rate on $80,000 of the Term Loan principal between 6.49% and 8.50% for a three year period.

In June 2001, the Company extended the terms of the no cost interest rate collars for three additional years. The no cost interest rate collars lock the underlying interest rate on $40,000 of the Term Loan principal between 5.92% and 8.5% and $40,000 of the Term Loan principal between 5.96% and 8.5%. Both no cost interest rate collars expire on June 30, 2006. The fair value of the no cost interest rate collars at December 31, 2003 and December 31, 2004 was ($6,834) and ($2,889), respectively, and is included in other liabilities in the accompanying consolidated balance sheet.

  Subordinated Notes

        In connection with the acquisition (Note 1), the Company entered into Subordinated Notes pursuant to a Securities Purchase Agreement. The Subordinated Notes had a face value of $65,000, but were issued at a discount of $3,558 due to part of the proceeds being allocated to detachable warrants issued in conjunction with the Subordinated Notes. The company refinanced its subordinated debt during 2002. The Subordinated Notes were repaid in February 2002, resulting in a prepayment penalty of $2,600. In conjunction with the repayment, the unamortized portion of the discount of $2,761 was fully expensed during the year ended December 31, 2002.

  Capital Lease Obligations

        The Company leases certain equipment from a service provider under leases that have been accounted for as capital leases. Amortization expense for capital leases was $285, $315, and $351 for the years ended December 31, 2002, 2003, and 2004, respectively.

        Aggregate maturities of long-term debt and capital lease obligations as of December 31, 2004, are as follows:

2005	$10,206
2006	10,821
2007	12,772
2008	15,539
Thereafter	390,874

$440,212

7. Common Stock Warrants

        In conjunction with the Subordinated Notes entered into by the Company (Note 6), Merisant Worldwide issued warrants for the purchase of 450,000 shares of common stock. The common stock warrants were valued at $3,558 and were exercisable at any time for $0.01 for common stock of Merisant Worldwide, expiring in 2010. In connection with the new credit facility and Note issuances, all common stock warrants were exercised.

8. Stock Appreciation Rights Plan

        Merisant Worldwide has a stock appreciation rights program pursuant to which rights based on shares of Merisant Worldwide were issued to key employees of the Company at the market value of

Merisant Worldwide common stock at the date of grant ("grant price"). The value of the rights may only be distributed upon the sale of all of Merisant Worldwide's common stock or other distribution event ("trigger date"). Upon distribution, the employee will receive compensation equal to the difference between the fair market value of the stock at the trigger date and the grant price of the right reduced by $18.71. The rights vest over a four year period from the date of issuance and carry a term of ten years. As of December 31, 2003 and 2004, Merisant Worldwide had 906,313 and 889,135 rights outstanding at grant prices ranging from $18.71 to $35.09 per share. Merisant Worldwide and the Company have not currently accrued a liability or recognized an expense for the issuance of these rights as it is not probable that the rights will become distributable.

9. Employee Benefit Plans

        The Company provides a defined contribution plan for all eligible employees, as defined by the plan. The plan provides for employer matching contributions based on participant compensation. Total cost of the plan for the years ended December 31, 2002, 2003 and 2004 was $522, $407 and $388, respectively.

        The Company also participates in certain state-sponsored defined benefit plans covering certain non-US employees. These defined benefit plans are immaterial to the Company's consolidated financial statements.

        In September 2003, the Company implemented the Key Executive Performance and Retention Plan for the Company's former Chief Executive Officer. Payout under the Key Executive Performance and Retention Plan will only occur in the event of certain triggering events. According to his separation agreement, the Company's former Chief Executive Officer is fully vested in the Key Executive Performance and Retention Plan. The Company has not accrued any liabilities or recognized any expenses pursuant to this plan as of December 31, 2004 as it is not probable that the payout will occur.

        In July 2004, the Company adopted the IDS Incentive Plan. The IDS Incentive Plan was intended to provide long-term incentives to eligible employees and directors. As Merisant Worldwide has withdrawn its offering of income deposit securities, no grants have been made under the IDS Incentive Plan and no grants are currently contemplated.

10. Commitments and Contingencies

        The Company leases certain facilities and office equipment. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2004:

2005	$2,580
2006	2,232
2007	1,790
2008	1,754
2009	1,512

$9,868

        Rent expense for the years ended December 31, 2002, 2003 and 2004, was $6,581, $6,466 and $7,623, respectively.

        The Company is committed to a minimum purchase requirement for aspartame raw material from a specific supplier pursuant to a supply agreement through December 31, 2005.

        The Company has an investment in an affiliate located in the Philippines that is accounted for using the equity method. The affiliate, a 50/50 joint venture, distributes sugar substitute sweeteners for the international consumer food markets, primarily under the Equal® and NutraSweet® brands. In addition to its investment in the joint venture, the Company is committed to a 50% share in any additional joint venture borrowings entered into. As of December 31, 2003 and 2004, there were no additional joint venture borrowings.

        The Company is subject to various claims, pending and possible legal actions for product liability and other damages, and other matters arising out of the conduct of the Company's business, including tax uncertainties arising from doing business in various European jurisdictions. The Company believes, based on current knowledge, recorded accruals, and consultation with counsel, that the outcome of such claims and actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

        On May 6, 2004, Merisant Manufacturing Australia Pty. Ltd. was served with a complaint in the District Court of Western Australia by an individual alleging that she suffered adverse symptoms after consuming Travacalm brand of motion sickness prevention drug manufactured in 2001 for a pharmaceutical client under a contract manufacturing agreement. Although we recently sold our entire interest in Merisant Manufacturing Australia Pty. Ltd., pursuant to the sale agreement, we have retained liability for this action. We have filed an answer denying the plaintiff's allegations.

        On February 29, 2005, McNeil Nutritionals, LLC amended its complaint filed July 29, 2004 regarding the Company's alleged infringement of trade dress of McNeil's Splenda® tabletop sweetener packaging in Puerto Rico. The amended complaint alleges that the Company's newly modified package continues to display Same® with Sugar in sachets that are yellow and therefore, according to McNeil, infringes on McNeil's trade dress. On March 21, 2005, the Company filed an amended answer denying the amended allegations. The case will continue on the issue of whether the original packaging is infringing and whether the sachets contained on the new packages constitute a new infringement of McNeil's trade dress and determination of damages, if any. The Company is continuing to defend the lawsuit.

        On January 13, 2005, McNeil Nutritionals, LLC voluntarily dismissed its action in the United States District Court for the District of Puerto Rico that had requested the court issue a declaratory judgment that McNeil's advertising and packaging for Splenda® is truthful and not misleading. On March 23, 2005, McNeil filed a motion to amend its answer to the Company's complaint filed November 26, 2004 with the United States District Court for the Eastern District of Pennsylvania alleging that McNeil's advertising and packaging for its Splenda® brand is literally false and misleading to consumers. McNeil is seeking to amend its answer to add a counterclaim against the Company alleging that the Company's Equal® Sugar Lite™ packaging and advertising are misleading in that, according to McNeil, on a volumetric basis, Equal® Sugar Lite™ does not deliver half the calories of a cup of sugar. On April 6, 2005, the Company filed its response to McNeil's motion to amend asking the court to deny such motion. The Company's own investigation has confirmed that when measured by weight, in accordance with the formulation for Equal® Sugar Lite™, measurements for Equal® Sugar Lite™ are correct under the FDA compliance standard, which is generally a measurement by weight. The Company further determined that certain measurements may be volumetrically inaccurate. The manufacturing and packaging process for Equal® Sugar Lite™ has been adjusted to ensure volumetric accuracy, while remaining accurate in accordance with FDA compliance standards based on weight. For the year ended December 31, 2004, gross profit has been reduced by $3,208 to increase the allowances against accounts receivable and establish inventory reserves associated with this issue.

        The Company has indemnified Monsanto for certain liabilities that may arise subsequent to March 17, 2000 (Note 1). The Company does not believe that the indemnification will have a material adverse effect on the Company's consolidated financial position or results of operations.

11. Deferred Compensation Plan

        The Company maintains a nonqualified executive deferred compensation plan. All Company employees that reach a certain income level are eligible to participate in this voluntary program, which permits participants to elect to defer receipt of a portion of their compensation. Deferred contributions and investment earnings are payable to participants upon various specified events, including retirement, disability or termination. Investment earnings (or losses) are credited to the participants' accounts based on investment allocation elections determined by the participants. The Company does not guarantee these investments or earnings thereon. The December 31, 2004 consolidated balance sheet includes the deferred compensation liability, including investment earnings thereon, owed to participants. The December 31, 2004 consolidated balance sheet also includes the investments, classified as other non-current assets, purchased by the Company with the deferred funds. These investments remain assets of the Company and are available to the general creditors of the Company in the event of the Company's insolvency.

12. Stockholder's Equity

        Certain employees purchased 577,323 shares of common stock of Merisant Worldwide at the fair market value on the date of purchase ($18.71 to $35.09 per share). Under the terms of the Share Purchase Agreement, certain employees were allowed to pay a portion of the cost of the shares and the Company financed the remaining portion under recourse loan agreements. The loans bear interest at 7.50% (due at maturity) and mature on March 17, 2008. The Company recorded $517, $334 and $57 of interest income on these notes receivable for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2003 and 2004, $767 and $767, respectively, of notes receivable are reflected as a reduction to stockholder's equity in the accompanying consolidated financial statements.

13. Income Taxes

        Significant components of the deferred tax assets and liabilities are as follows as of December 31:

	2003	2004
Gross deferred tax assets:
Start-up costs	$1,242	$214
Accrued expenses and inventory	2,155	4,126
Deferred compensation	1,869	1,781
Net operating loss	19,768	30,130
Other	3,631	1,534

Total deferred tax assets	28,665	37,785

Gross deferred tax liabilities:
Property and equipment	(693)	(374)
Intangibles	(8,921)	(11,586)
Other	(3,960)	(1,250)

Total deferred tax liabilities	(13,574)	(13,210)

Net deferred tax assets before valuation allowance	15,091	24,575
Valuation allowance	(24,366)	(36,736)

Net deferred tax assets (liabilities)	$(9,275)	$(12,161)

        Classification of the deferred tax balances is as follows as of December 31:

	2003	2004
Deferred tax assets:
Current	$3,718	$111
Non-current	3,008	938
Deferred tax liabilities:
Current	—	—
Non-current	(16,001)	(13,210)

Net deferred tax assets	$(9,275)	$(12,161)

        Income before income taxes consisted of the following for the years ended December 31:

	2002	2003	2004
Income (loss) before income taxes:
United States	$3,300	$(28,029)	$(25,758)
Outside United States	29,497	31,289	27,790

	$32,797	$3,260	$2,032

        The provision for income taxes consisted of the following for the years ended December 31, 2002, 2003, and 2004:

	2002	2003	2004
Current provision:
Federal	$—	$—	$—
Foreign	3,758	3,985	5,397
State	—	—	—

Total current provision	3,758	3,985	5,397

Deferred provision:
Federal	2,958	10,216	2,470
Foreign	1,316	4,630	(840)
State	71	871	212

Total deferred provision	4,345	15,717	1,842

Total provision	$8,103	$19,702	$7,239

        The reconciliation of the provision for income taxes computed at the U.S. federal statutory rate of 35% to the reported provision for income taxes for the years ended December 31, 2002, 2003, and 2004 is as follows:

	2002	2003	2004
Income tax provision at the statutory federal tax rate	$11,479	$1,144	$710
State income taxes, net of federal benefit	71	(841)	(773)
Foreign income taxes	(6,603)	(3,844)	(5,626)
Valuation allowance	2,515	20,766	12,371
Other	641	2,477	557

	$8,103	$19,702	$7,239

        At December 31, 2004, the Company had income tax net operating loss carryforwards of approximately $79,412 which expire between 2007 and 2021. All net operating loss carryforwards have been offset by a valuation allowance.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2004, a full valuation allowance has been provided against the Company's U.S. and foreign net operating loss carryforwards. Management also determined that a valuation allowance was required against other U.S. deferred tax assets because it was more likely than not that all or a portion of these deferred tax assets would not be realized.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $91,095 at December 31, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

        In February 2004, the Company's operating subsidiary in Switzerland received a Federal Tax Exemption from the Swiss tax authorities. This exemption is retroactive to January 1, 2003 and is effective through December 31, 2011. The impact of this tax exemption was $1,400 and was recorded as a tax benefit in the first quarter of 2004, in a treatment similar to the treatment used to record a change in enacted tax laws.

        In June 2004, Merisant recorded a loss on impairment of fixed assets for certain assets owned by an Australian subsidiary whose shares were to be sold. Under Australian law, Merisant is unable to realize any tax benefit related to this loss on the sale of Australian shares. Accordingly, we have not recorded any tax benefit on the loss on impairment of fixed assets.

        On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Among its provisions, the Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. Merisant currently has no plans to repatriate earnings under this provision.

14. Financial Instruments

        The Company operates internationally, with manufacturing and sales facilities in various locations around the world and utilizes certain financial instruments to manage its foreign currency, primarily related to forecasted transactions, and interest rate exposures. Derivative financial instruments are used by the Company, principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. The Company is not a party to leveraged derivatives. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

        Currencies in which the Company has significant exposures are the British pound, the euro, the Argentine peso, the Australian dollar and the Mexican peso. Certain of the Company's foreign subsidiaries enter into foreign currency forward exchange contracts as non-speculative hedges against future purchase transactions with other associated companies and outside vendors. In addition, the Company enters into foreign currency forward exchange contracts as non-speculative hedges regarding a portion of estimated net sales expected from foreign subsidiaries. Market value gains and losses, recognized at the expiration of the contracts, offset foreign exchange gains and losses on the related transactions being hedged. The Company had foreign currency forward exchange contracts with aggregate notional amounts for the purchase of foreign currencies of $20,813 and $36,316 as of December 31, 2003 and December 31, 2004, respectively. The effective portion of unrealized gains or losses associated with foreign currency forward exchange contracts is deferred as a component of accumulated other comprehensive loss until the underlying hedged transactions are reported on the Company's consolidated statements of operations and comprehensive income (loss).

        The Company uses interest rate swaps and no cost interest rate collars to reduce exposures to interest rate fluctuations. For interest rate swaps and no cost interest rate collars, the net amounts paid or received and net amounts accrued through the end of the accounting period are included in interest expense. Unrealized gains or losses on interest rate swap contracts and no cost interest rate collars that qualify for hedge accounting are not recognized in income. Gains or losses on any contracts terminated early are deferred and amortized to income over the remaining average life of the terminated contracts. The aggregate notional principal amount of the agreements was $206,542 and $192,564 as of December 31, 2003 and December 31, 2004, respectively. Aggregate maturities as of December 31, 2004 are as follows:

2005	$49,723
2006	130,969
2007	11,872
Thereafter	—

$192,564

        For the year ended December 31, 2002, there was no ineffectiveness relating to these cash flow hedges. Following the debt refinancing in July 2003, the Company has not redesignated its interest rate derivative instruments as cash flow hedges. Therefore, the changes in fair value of the derivative instruments since the refinancing are recorded as Other (income) expenses, net in the consolidated statement of operations and comprehensive (loss). The Company recorded Other income of $5,800 and $8,950 for the years ended December 31, 2003 and December 31, 2004, respectively.

15. Transactions With Related Parties

        In connection with the acquisition (Note 1), the Company assumed a liability of $5,350 (present value on the acquisition date) for deferred compensation payable to an executive employee. The deferred compensation agreement requires annual payments of $535 each January 31, 2001 through 2005 and annual payments of $1,000 each January 31, 2006 through 2010. Also in connection with the acquisition, the Company advanced cash of $5,350 to the employee in exchange for a note receivable. The note receivable bears interest at 6.35% and requires annual interest and principal payments of $535 each January 1, 2001, through 2005 and annual payments of $1,000 each January 1, 2006, through 2010. The Company recorded $332, $300 and $285 of interest income on the note receivable for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 and an equal amount of interest expense in the respective years.

        At December 31, 2003 the Company had a receivable of $120 from Merisant Worldwide representing the amount due for financing fees paid on Merisant Worldwide's behalf. The amount is included in other receivables in the accompanying consolidated balance sheets as of December 31, 2003. At December 31, 2004, there were no receivables or payables due to or from Merisant Worldwide.

        In connection with their assistance in the 2003 structuring, sourcing and the consummation of the offering of the Company's senior subordinated notes and closing of its new senior credit facility, the Company paid an aggregate transaction fee of 0.5% of the aggregate principal amount of the notes and the term loans and commitments under the senior credit facility to Pegasus Capital Advisors, affiliates of MSD Capital, L.P. and affiliates of Carolwood Tabletop Holdings, LLC, who represent the primary equity investors of Merisant Worldwide.

16. Segment Information

        The Company manufactures and markets low calorie tabletop sweeteners globally. Therefore, the Company's reportable segments are organized and managed principally by geographic region: North America; EAME; Latin America; and Asia/Pacific. The Company's management reviews operating EBITDA to evaluate segment performance and allocate resources. Operating EBITDA consists of segment earnings before interest expense, income tax expense, depreciation and amortization as well as items such as expenses related to start up costs, restructuring charges, certain significant charges related to obsolete or slow moving inventory or uncollectible receivables and indebtedness, and other non-cash charges or losses. Corporate expenses include corporate staff and related amounts. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance reviewed by management. Other (income) expenses, net, as reported in the consolidated financial statements, is included in Operating EBITDA of the respective reportable segments, except for the portion of other (income) expense, net that relates to the foreign currency transaction gains or losses associated with the euro-denominated debt (see Note 6) and unrealized gains or losses on derivative instruments. During 2003, the Company modified the Operating EBITDA calculation in which its reportable segments are measured to exclude the impact of restructuring charges. Prior periods presented below have been adjusted accordingly. The Company's assets, which are principally in the United States and Europe, are also managed geographically. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

        Reportable segment data were as follows:

For the Year Ended December 31, 2002

	North America	EAME	Latin America	Asia / Pacific
Net sales	$167,186	$109,160	$54,188	$19,036	$349,570

Operating EBITDA	$77,805	$36,565	$20,881	$650	$135,901

Less (plus):
Corporate expenses					20,304
Start-up expenses					719
Restructuring expenses					2,327
Depreciation and impairment expenses					9,584
Amortization expense					28,692
Other non-cash expense					691
Other expense, net					(328)

Income from operations					73,912
Interest expense, net					33,640
Cost of refinancing					7,147
Other expense, net					328

Income before income taxes					$32,797

For the Year Ended December 31, 2003

	North America	EAME	Latin America	Asia / Pacific
Net sales	$160,991	$123,883	$46,729	$20,698	$352,301

Operating EBITDA	$75,182	$38,681	$15,730	$591	$130,184

Less (plus):
Corporate expenses					20,026
Restructuring expenses					8,249
Depreciation and impairment expenses					11,063
Amortization expense					22,161
Currency loss on Euro debt					5,165
Unrealized gain on derivative instruments					(5,800)
Other non-cash expenses					(217)
Other income, net					2,866

Income from operations					66,671
Interest expense, net					36,527
Cost of refinancing					29,750
Other income, net					(2,866)

Income before income taxes					$3,260

For the Year Ended December 31, 2004

	North America	EAME	Latin America	Asia / Pacific
Net sales	$145,973	$133,966	$43,741	$24,008	$347,688

Operating EBITDA	$52,891	$41,821	$12,911	$1,773	$109,396

Less (plus):
Corporate expenses					22,105
Restructuring expenses					4,373
Depreciation expense					10,346
Impairment and loss on sale of fixed assets					3,137
Loss on sale or disposal of fixed assets					792
Amortization expense					22,314
Currency loss on Euro debt					3,786
Unrealized gain on derivative instruments					(8,950)
Allowance for doubtful accounts excluded from Operating EBITDA					1,651
Sales and inventory reserves excluded from Operating EBITDA					3,208
Transaction fees					730
Other non-cash expenses					167
Other income, net					8,206

Income from operations					37,531

Interest expense, net					43,705
Other income, net					(8,206)

Income before income taxes					$2,032

Long-lived assets (which consists of all noncurrent assets, other than goodwill), depreciation expense, amortization expense and capital expenditures by geographic location were as follows:

For the year ended December 31, 2002

	North America	EAME	Latin America	Asia / Pacific	Total
Long-lived assets	$161,041	$177,012	$3,686	$4,320	$346,059
Depreciation and impairment	6,512	2,092	604	376	9,584
Amortization	14,700	13,992	—	—	28,692
Capital expenditures	3,199	1,369	1,081	1,406	7,055

For the year ended December 31, 2003

	North America	EAME	Latin America	Asia / Pacific	Total
Long-lived Assets	$143,379	$164,153	$4,426	$6,054	$318,012
Depreciation and impairment	7,777	2,185	561	540	11,063
Amortization	8,656	13,505	—	—	22,161
Capital expenditures	3,160	1,230	758	843	5,991

For the year ended December 31, 2004

	North America	EAME	Latin America	Asia / Pacific	Total
Long-lived Assets	$133,772	$151,870	$5,207	$1,280	$292,129
Depreciation and impairment	6,779	2,500	737	3,885	13,901
Amortization	8,656	13,658	—	—	22,314
Capital expenditures	8,133	2,426	1,005	603	12,167

17. Restructuring Expenses

        During 2004, the Company continued to evaluate strategic options for its tabletop sweetener business. This review resulted in the continuation of workforce reductions and planned changes in the Company's global business model. These actions are designed to improve both financial results and the long-term value of the business. Restructuring expenses for workforce reductions of $2,327, $8,249 and $4,373 were recorded for the years ended December 31, 2002, 2003 and 2004, respectively. The charges relate to planned employee termination costs (including 34 personnel in 2004) that have been announced in each of the respective years. Future payouts are scheduled to be made over the next twelve to twenty-three months.

        Reconciliation of the restructuring liability, as of December 31, 2004 is as follows:

Restructuring liability at December 31, 2001	$244
2002 restructuring expenses	2,327
2002 cash payments	(1,586)

Restructuring liability at December 31, 2002	985
2003 restructuring expenses	8,249
Noncash settlement of employee receivable including interest	(311)
2003 cash payments	(4,460)

Restructuring liability at December 31, 2003	4,463
2004 restructuring expenses	4,373
2004 cash payments	(4,965)

Restructuring liability at December 31, 2004	$3,871

        The restructuring liability at December 31, 2003 and 2004 is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets and includes $1,856 due to the Company's Chairman as of December 31, 2004.

        The following table presents restructuring expense by segment for each of the years ended December 31:

	2002	2003	2004
North America	$—	$241	$236
EAME	945	1,365	1,899
Latin America	—	481	342
Asia Pacific	—	356	11
Corporate	1,382	5,806	1,885

Total	$2,327	$8,249	$4,373

18. Consolidating Guarantor and Non-Guarantor Financial Information

        The following tables set forth the consolidating statements of results of operations and cash flows for each of the periods ended December 31, 2002, 2003, and 2004 and the consolidating balance sheets as of December 31, 2003 and December 31, 2004. The following information is included as a result of the guarantee by certain of the Company's wholly owned U.S. subsidiaries ("Guarantor Companies") of the Company's senior subordinated notes. None of the Company's other subsidiaries guarantee the debt. Each of the guarantees is joint and several and full and unconditional.

Consolidating Statement of Results of Operations

For the Year Ended December 31, 2002

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Net sales	$—	$177,918	$184,317	$(12,665)	$349,570
Cost of sales	—	68,201	78,966	(12,665)	134,502

Gross profit	—	109,717	105,351	—	215,068

Operating expenses:
Marketing and selling expenses	—	33,146	43,927	—	77,073
Administration expenses	57	21,421	10,867	—	32,345
Amortization of intangible assets	8,656	6,657	13,379	—	28,692
Start-up expenses	—	(147)	866	—	719
Restructuring expenses	—	1,382	945	—	2,327

Total operating expenses	8,713	62,459	69,984	—	141,156

Income from operations	(8,713)	47,258	35,367	—	73,912
Other expense (income):
Interest income	(15,473)	(58)	(248)	14,652	(1,127)
Interest expense	20,189	22,450	6,780	(14,652)	34,767
Cost of refinancing	5,286	1,861	—	—	7,147
Other (income) expense, net	(23,480)	24,470	(662)	—	328

Total other expense	(13,478)	48,723	5,870	—	41,115

Income (loss) before income taxes and equity in consolidated subsidiaries	4,765	(1,465)	29,497	—	32,797
Provision for income taxes	3,979	572	3,552	—	8,103
Equity in consolidated subsidiaries	23,908	25,945	—	(49,853)	—

Net income (loss)	$24,694	$23,908	$25,945	$(49,853)	$24,694

Consolidating Statement of Results of Operations

For the Year Ended December 31, 2003

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Net sales	$—	$166,742	$193,568	$(8,009)	$352,301
Cost of sales	—	61,178	84,784	(8,009)	137,953

Gross profit	—	105,564	108,784	—	214,348

Operating expenses:
Marketing and selling expenses	—	34,907	46,532	—	81,439
Administration expenses	112	23,156	12,560	—	35,828
Amortization of intangible assets	8,656	—	13,505	—	22,161
Restructuring expenses	—	6,047	2,202	—	8,249

Total operating expenses	8,768	64,110	74,799	—	147,677

Income from operations	(8,768)	41,454	33,985	—	66,671

Other expense (income):
Interest income	(12,010)	(19)	(158)	11,376	(811)
Interest expense	24,343	20,006	4,365	(11,376)	37,338
Cost of refinancing	25,165	4,585	—	—	29,750
Other (income) expense, net	(24,248)	22,893	(1,511)	—	(2,866)

Total other expense	13,250	47,465	2,696	—	63,411

Income (loss) before income taxes and equity in consolidated subsidiaries	(22,018)	(6,011)	31,289	—	3,260
Provision for income taxes	22,512	(8,316)	5,506	—	19,702
Equity in consolidated subsidiaries	28,088	25,783	—	(53,871)	—

Net income (loss)	$(16,442)	$28,088	$25,783	$(53,871)	$(16,442)

Consolidating Statement of Results of Operations

For the Year Ended December 31, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Net sales	$—	$149,888	$204,996	$(7,196)	$347,688
Cost of sales	—	66,873	85,562	(7,196)	145,239

Gross profit	—	83,015	119,434	—	202,449

Operating expenses:
Marketing and selling expenses	—	36,528	54,087	—	90,615
Administration expenses	569	24,733	17,865	—	43,167
Amortization of intangible assets	8,656		13,658	—	22,314
Transaction fees	730	—	—	—	730
Impairment loss on fixed assets and loss on sale	—	—	3,719	—	3,719
Restructuring expenses	—	2,122	2,251	—	4,373

Total operating expenses	9,955	63,383	91,580	—	164,918

Income from operations	(9,955)	19,632	27,854	—	37,531

Other expense (income):
Interest income	(10,862)	(42)	(458)	10,518	(839)
Interest expense	34,822	16,932	3,308	(10,518)	44,544
Other (income) expense, net	(26,471)	21,743	(3,478)	—	(8,206)

Total other expense	(2,511)	38,633	(623)	—	35,499

Income (loss) before income taxes and equity in consolidated subsidiaries	(7,444)	(19,001)	28,477		2,032
Provision for income taxes	(2,472)	5,593	4,118		7,239
Equity in consolidated subsidiaries	(235)	24,359	—	(24,124)	—

Net income (loss)	$(5,207)	$(235)	$24,359	$(24,124)	$(5,207)

Condensed Consolidating Balance Sheet

December 31, 2003

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Assets
Cash and cash equivalents	$56	$—	$8,777	$—	$8,833
Trade accounts receivable, net of allowance for doubtful accounts	—	28,507	62,149	—	90,656
Other receivables and intercompany receivables	457	10,308	11,149	(9,795)	12,119
Inventories	—	13,392	14,594	—	27,986
Other current assets	3,870	4,327	(146)	—	8,051

Total current assets	4,383	56,534	96,523	(9,795)	147,645
Property and equipment, net	—	25,509	13,744	—	39,253
Trademarks, less accumulated amortization	97,024	—	160,829	—	257,853
Goodwill, less accumulated amortization	—	107,304	—	—	107,304
Deferred financing costs, less accumulated amortization	16,394	—	—	—	16,394
Other non-current assets	4,411	15	583	—	5,009
Investment in subsidiary and intercompany receivables	381,429	148,924	710	(530,353)	710

Total assets	$503,641	$338,286	$272,389	$(540,148)	$574,168

Liabilities
Accounts payable and intercompany payables	$3,093	$18,144	$17,794	$(5,650)	$33,381
Income taxes payable	3,164	(686)	575	—	3,053
Accrued expenses and other liabilities	10,070	20,030	25,591	—	55,691
Current maturities of long-term obligations	6,272	197	—	—	6,469

Total current liabilities	22,599	37,685	43,960	(5,650)	98,594
Long-term obligations and intercompany debt	460,393	171,652	—	(171,376)	460,669
Other liabilities	45,341	(2,608)	(3,136)	—	39,597

Total liabilities	528,333	206,729	40,824	(177,026)	598,860

Stockholder's Equity (Deficit)
Total stockholder's equity (deficit)	(24,692)	131,557	231,565	(363,122)	(24,692)

Total liabilities and stockholder's equity (deficit)	$503,641	$338,286	$272,389	$(540,148)	$574,168

Condensed Consolidating Balance Sheet

December 31, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Assets
Cash and cash equivalents	$245	$—	$8,851	$—	$9,096
Trade accounts receivable, net of allowance for doubtful accounts	—	21,938	59,716	—	81,654
Other receivables and intercompany receivables	77	8,835	11,664	(7,252)	13,324
Inventories	—	10,909	14,821	—	25,730
Other current assets	597	812	2,619	—	4,028

Total current assets	919	42,494	97,671	(7,252)	133,832
Property and equipment, net	—	26,157	9,175	—	35,332
Trademarks, less accumulated amortization	88,368	—	147,273	—	235,641
Goodwill, less accumulated amortization	—	107,209	—	—	107,209
Deferred financing costs, less accumulated amortization	14,580	—	—	—	14,580
Other non-current assets	4,160	494	1,153	—	5,807
Investment in subsidiary and intercompany debt	350,305	175,429	769	(525,734)	769

Total assets	$458,332	$351,783	$256,041	$(532,986)	$533,170

Liabilities
Accounts payable and intercompany payables	$3,054	$17,313	$16,165	$(6,576)	$29,956
Income taxes payable	2,564	(686)	(1,876)	—	2
Accrued expenses and other liabilities	12,548	17,366	28,863	—	58,777
Current maturities of long-term obligations	10,000	206	—	—	10,206

Total current liabilities	28,166	34,199	43,152	(6,576)	98,941
Long-term obligations and intercompany debt	429,873	181,360	—	(181,227)	430,006
Other liabilities	30,983	3,644	286	—	34,913

Total liabilities	489,022	219,203	43,438	(187,803)	563,860

Stockholder's Equity (Deficit)
Total stockholder's equity (deficit)	(30,690)	132,580	212,603	(345,183)	(30,690)

Total liabilities and stockholder's equity (deficit)	$458,332	$351,783	$256,041	$(532,986)	$533,170

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2002

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Operating activities
Net cash provided by operating activities	$19,227	$1,656	$84,687	$(49,853)	$55,717

Investing activities
Purchases of property and equipment	—	(2,118)	(4,937)	—	(7,055)
Purchase of tradename	—	—	—	—	—

Net cash used in investing activities	—	(2,118)	(4,937)	—	(7,055)

Financing activities
Borrowings under long-term obligations	70,000	—	—	—	70,000
Principal payments of long-term obligations	(124,957)	(284)	—	—	(125,241)
Payment of deferred financing costs	(1,357)	—	—	—	(1,357)
Receivable/payable, parent company	37,128	(1,513)	(85,468)	49,853	—
Dividend to shareholder	—	—	—	—	—

Net cash provided by (used in) financing activities	(19,186)	(1,797)	(85,468)	49,853	(56,598)

Effect of exchange rate on cash	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	41	(2,259)	(5,718)	—	(7,936)
Cash and cash equivalents at beginning of year	(5)	2,454	11,833	—	14,282

Cash and cash equivalents at end of year	$36	$195	$6,115	$—	$6,346

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2003

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Operating activities
Net cash provided by operating activities	$20,112	$6,839	$91,532	$(53,871)	$64,612

Investing activities
Proceeds from sale of fixed assets	—	150	—	—	150
Purchases of property and equipment	—	(3,160)	(2,831)	—	(5,991)
Purchase of tradename	—	—	(2,415)	—	(2,415)

Net cash used in investing activities	—	(3,010)	(5,246)	—	(8,256)

Financing activities
Borrowings under long-term obligations	500,000	—	—	—	500,000
Principal payments of long-term obligations	(348,891)	(315)	—	—	(349,206)
Payment of deferred financing costs	(17,485)	—	—	—	(17,485)
Receivable/payable, parent company	34,192	(3,709)	(84,354)	53,871	—
Dividend to shareholder	(187,908)	—	—	—	(187,908)

Net cash provided by (used in) financing activities	(20,092)	(4,024)	(84,354)	53,871	(54,599)

Effect of exchange rate on cash	—	—	730	—	730
Net increase (decrease) in cash and cash equivalents	20	(195)	2,662	—	2,487
Cash and cash equivalents at beginning of year	36	195	6,115	—	6,346

Cash and cash equivalents at end of year	$56	$—	$8,777	$—	$8,833

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Operating activities
Net cash provided by (used in) operating activities	$1,114	$(4,373)	$71,898	$(24,124)	$44,515

Investing activities
Proceeds from sale of fixed assets	—	100	1,442	—	1,542
Purchases of property and equipment	—	(8,084)	(4,083)	—	(12,167)

Net cash used in investing activities	—	(7,984)	(2,641)	—	(10,625)

Financing activities
Borrowings under long-term obligations	—	336	—	—	336
Principal payments of long-term obligations	(30,547)	(351)	—	—	(30,898)
Payment of deferred financing costs	(536)	—	—	—	(536)
Receivable/payable, parent company	32,407	12,372	(68,903)	24,124	—
Dividend to shareholder	(2,249)	—	—	—	(2,249)

Net cash provided by (used in) financing activities	(925)	12,357	(68,903)	24,124	(33,347)

Effect of exchange rate on cash	—	—	(280)	—	(280)
Net increase (decrease) in cash and cash equivalents	189	—	74	—	263
Cash and cash equivalents at beginning of year	56	—	8,777	—	8,833

Cash and cash equivalents at end of year	$245	$—	$8,851	$—	$9,096

19. Subsequent Events

        On February 8, 2005, Food Brokers LTD, a significant customer of the Company's UK business, announced that it was going into administration. The Company's current information indicates that a liquidation is likely, therefore the Company has recorded bad debt expense and increased the allowance for doubtful accounts by $1,651 for the year ended December 31, 2004, which represents the entire net receivable balance as of December 31, 2004 that currently remains unpaid.

MERISANT COMPANY AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(Dollars In Thousands, Except Share and Per Share Amounts)

	At December 31, 2004	At June 30, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$9,096	$9,670
Trade accounts receivable, net of allowances of $4,326 and $4,472, respectively	81,654	66,734
Other receivables	13,324	9,547
Inventories	25,730	35,841
Prepaid expenses and other assets	3,411	2,304
Current portion of note receivable from director	506	506
Deferred income taxes	111	680

Total current assets	133,832	125,282
Property and equipment, net	35,332	31,360
Trademarks, less accumulated amortization of $106,378 and $117,483, respectively	235,641	224,536
Goodwill	107,209	107,209
Deferred financing costs, less accumulated amortization of $3,438 and $4,685, respectively	14,580	14,467
Non-current portion of note receivable from director	4,160	3,760
Investment in equity affiliate	769	836
Other non-current assets	1,647	1,755

Total assets	$533,170	$509,205

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current Liabilities:
Accounts payable	$29,956	$22,529
Income taxes payable	2	965
Accrued interest expense	12,968	13,474
Accrued trade and consumer promotions	19,360	14,781
Accrued expenses and other liabilities	26,449	25,290
Current maturities of long-term obligations	10,206	19,300

Total current liabilities	98,941	96,339
Long-term obligations	430,006	421,143
Deferred income tax liabilities	12,272	13,767
Other liabilities	22,641	15,490

Total liabilities	563,860	546,739

Commitments and contingencies (Note 7)
Stockholder's Deficit:
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding	—	—
Due for purchase of shares in Merisant Worldwide, Inc.	(767)	(767)
Retained deficit	(25,975)	(29,647)
Accumulated other comprehensive loss	(3,948)	(7,120)

Total stockholder's deficit	(30,690)	(37,534)

Total liabilities and stockholder's deficit	$533,170	$509,205

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Dollars In Thousands)

	Six Months Ended June 30,
	2004	2005
Net sales	$167,863	$155,064
Cost of sales	65,821	64,737

Gross profit	102,042	90,327

Operating expenses:
Marketing and selling expenses	47,805	40,874
Administration expenses	20,687	21,981
Amortization of intangible assets	11,118	11,108
Transaction fees	—	(107)
Impairment loss on sale of fixed assets	3,382	—
Restructuring expenses	1,800	1,912

Total operating expenses	84,792	75,768

Income from operations	17,250	14,559

Other expense (income):
Interest income	(266)	(470)
Interest expense	22,127	23,022
Other income, net	(6,795)	(8,893)

Total other expense	15,066	13,659

Income before income taxes	2,184	900
Provision for income taxes	2,087	3,930

Net income (loss)	$97	$(3,030)

Net income (loss) from above	$97	$(3,030)
Other comprehensive loss	(550)	(3,172)

Total comprehensive income (loss)	$(453)	$(6,202)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Unaudited Consolidated Statements of Stockholder's Deficit

(Dollars In Thousands)

	Common Stock	Due for Purchase of Shares in Merisant Worldwide, Inc.	Retained Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2004	$—	$(767)	$(25,975)	$(3,948)	$(30,690)
Foreign currency translation adjustment	—	—	—	(3,547)	(3,547)
Net change in fair value of derivative instruments, net of income taxes	—	—	—	375	375
Dividend to Merisant Worldwide, Inc.	—	—	(642)	—	(642)
Net loss	—	—	(3,030)	—	(3,030)

Balance at June 30, 2005	$—	$(767)	$(29,647)	$(7,120)	$(37,534)

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(Dollars In Thousands)

	Six Months Ended June 30,
	2004	2005
Operating Activities
Net income (loss)	$97	$(3,030)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,882	5,248
Loss on sale or disposal of fixed assets	143	30
Impairment loss on sale of fixed assets	3,128	—
Amortization of intangible assets	11,118	11,108
Amortization of deferred financing costs	1,170	1,247
Euro-denominated loan foreign exchange gain	(1,534)	(4,800)
Unrealized gain on derivative instruments	(5,577)	(3,983)
Equity in income of affiliate	(245)	(67)
Deferred income tax (benefit) provision	(129)	867
Changes in operating assets and liabilities
Trade accounts receivable	12,544	11,887
Other receivables	(611)	3,891
Inventories	(2,829)	(11,597)
Prepaid expenses and other assets	(1,868)	948
Accounts payable	(4,422)	(7,460)
Accrued expenses and other	5,252	(5,329)

Net cash provided by (used in) operating activities	21,119	(1,040)

Investing Activities
Proceeds from sale of property and equipment	135	65
Purchases of property and equipment	(6,058)	(1,349)

Net cash used in investing activities	(5,923)	(1,284)

Financing Activities
Borrowings under revolving credit facility	—	10,000
Principal payments on long-term obligations, excluding revolving credit facility	(3,776)	(4,992)
Payment of deferred financing costs	(291)	(1,133)
Dividend to shareholder	(500)	(642)

Net cash (used in) provided by financing activities	(4,567)	3,233

Effect of exchange rate on cash and cash equivalents	(205)	(335)

Net increase in cash and cash equivalents	10,424	574
Cash and cash equivalents at beginning of period	8,833	9,096

Cash and cash equivalents at end of period	$19,257	$9,670

Supplemental cash flow information
Cash paid for interest	$19,375	$20,344

The accompanying notes are an integral part of these consolidated financial statements.

MERISANT COMPANY AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(Dollars In Thousands)

1. Principles of Consolidation

        The accompanying interim consolidated financial statements are unaudited. In the opinion of management, all normal, recurring adjustments necessary for a fair presentation of such financial statements have been included therein. For interim reporting purposes, certain marketing and advertising expenses are charged to results of operations as a percentage of sales. Interim results may not be indicative of results for a full year.

        The consolidated financial statements and notes do not contain certain information included in the annual consolidated financial statements and notes of Merisant Company and Subsidiaries (the "Company"). The consolidated balance sheet at December 31, 2004 was derived from the Company's audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States of America. These consolidated financial statements and footnotes should be read in conjunction with the Company's annual consolidated financial statements.

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Segment Information

        The Company manufactures and markets low calorie tabletop sweeteners globally. Therefore, the Company's reportable segments are organized and managed principally by geographic region: North America; Europe/Africa/Middle East, referred to as EAME; Latin America; and Asia/Pacific. The Company's management reviews Operating EBITDA to evaluate segment performance and allocate resources. Operating EBTIDA consists of segment earnings before interest expense, income tax expense, depreciation and amortization as well as items such as expenses related to start up costs, restructuring charges, certain significant charges related to obsolete or slow moving inventory or uncollectible receivables and indebtedness, and certain other non-cash or excludable charges or losses. Corporate expenses include corporate staff and related amounts. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance reviewed by management. Other expense (income), net, as reported in the unaudited consolidated financial statements, is included in Operating EBITDA of the respective reportable segments, except for the portion of other expense (income), net that relates to the foreign currency remeasurement gains or losses associated with the Company's euro-denominated debt (see Note 5) and unrealized gains or losses on derivative instruments. The Company's assets, which are principally in the United States and

Europe, are also managed geographically. A summary of the Company's operations by reportable segment for the six months ended June 30, 2004 and 2005, is as follows:

For the Six Months Ended June 30, 2004

	North America	EAME	Latin America	Asia/ Pacific	Consolidated
Net sales	$69,746	$67,712	$18,889	$11,516	$167,863

Operating EBITDA	$27,750	$16,700	$4,368	$943	$49,761

Less (plus):
Corporate expenses					11,745
Restructuring expense					1,800
Depreciation expense					4,882
Impairment loss on sale of fixed assets					3,128
Loss on sale or disposal of fixed assets					143
Amortization expense					11,118
Currency gain on euro debt					(1,534)
Unrealized gain on derivative instruments					(5,577)
Other non-cash income					11
Other income, net					6,795

Income from operations					17,250
Interest expense, net					21,861
Other income, net					(6,795)

Income before income taxes					$2,184

For the Six Months Ended June 30, 2005

	North America	EAME	Latin America	Asia/ Pacific	Consolidated
Net sales	$57,538	$71,811	$15,631	$10,084	$155,064

Operating EBITDA	$18,795	$19,580	$3,949	$3,003	$45,327

Less (plus):
Corporate expenses					12,332
Restructuring expense					1,912
Depreciation and impairment expense					5,248
Loss on sale or disposal of fixed assets					30
Amortization expense					11,108
Currency gain on euro debt					(4,800)
Unrealized gain on derivative instruments					(3,983)
Allowance for doubtful accounts excluded from Operating EBITDA					249
Sales and inventory reserves excluded from Operating EBITDA					(108)
Transaction fees					(107)
Other non-cash expense					(6)
Other income, net					8,893

Income from operations					14,559
Interest expense, net					22,552
Other income, net					(8,893)

Income before income taxes					$900

3. Restructuring Expenses

        During the six months ended June 30, 2005, the Company continued to initiate actions designed to improve both financial results and the long-term value of the business. Restructuring expenses for workforce reductions of $1,800 and $1,912 were recorded for the six months ended June 30, 2004 and June 30, 2005, respectively. The 2005 charges principally relate to planned termination costs for employees, including charges related to 15 additional personnel that were notified of their termination during the six months ended June 30, 2005 and to continuing provisions for previously notified employees being recorded over their stay periods. Payouts are scheduled to be made over the next seventeen months.

        A summary of the activity within the restructuring liability for the six months ended June 30, 2005 is as follows:

Restructuring liability at December 31, 2004	$3,871
Restructuring expenses for the six months ended June 30, 2005	1,912
Cash payments for the six months ended June 30, 2005	(2,847)

Restructuring liability at June 30, 2005	$2,936

        The restructuring liability at December 31, 2004 and June 30, 2005 is included in Accrued expenses and other liabilities and long-term Other liabilities in the accompanying condensed consolidated balance sheets and includes $1,529 due to one of the Company's directors as of June 30, 2005.

        The following table represents restructuring expenses included in each segment and corporate expenses for the six months ended June 30, 2004 and 2005:

	Six Months Ended
	June 30, 2004	June 30, 2005
North America	$—	$139
EAME	1,538	1,066
Latin America	215	333
Asia Pacific	—	39
Corporate	47	335

Total	$1,800	$1,912

4. Inventories

        Inventories consisted of the following:

	December 31, 2004	June 30, 2005
Raw materials and supplies	$7,157	$15,552
Work in process	2,556	3,882
Finished goods	19,165	19,960
Inventory obsolescence reserves	(3,148)	(3,553)

Total	$25,730	$35,841

5. Debt

        At June 30, 2005, borrowings included $38,949 ("Term A") principal amount of a loan bearing interest at 5.38% per annum due in installments through January 2009 and $166,258 ("Term B") principal amount of a loan bearing interest at 6.44% per annum due in installments through January 2010 under the Company's senior credit facility, and $225,000 aggregate principal amount of the Company's senior subordinated notes due 2013 (the "Notes") bearing interest at 10.5% per annum. The Term A loan is euro-denominated and is translated into U.S. dollars at the spot rate as of June 30, 2005. The stated rate of interest for the Notes is 9.5% per annum. Commencing July 5, 2004, the interest rate increased 0.25% over the stated rate for the Notes due to the Company's failure to complete an exchange offer of the Notes for notes with the same terms, but that are registered under the Securities Act of 1933 ("Exchange Notes"), as amended, prior to the agreed deadline, and commencing on each of October 5, 2004, January 5, 2005, April 5, 2005 and July 5, 2005, the interest rate on the Notes increased an additional 0.25% for a total increase of 1.25%. The cumulative impact of the 1.25% additional interest is approximately $234 per month. The interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until the exchange offer is consummated, up to a maximum additional interest rate of 1.5% per annum over the stated rate. Upon consummation of the exchange offer, the interest rate will return to its stated rate of 9.5% per annum.

        At June 30, 2005, $25,000 of the Company's maximum $35,000 borrowing capacity was available under the revolving loan facility of the Company's senior credit facility.

        On March 11, 2005, the Company amended its senior credit facility. Pursuant to this amendment, the Company's existing financial condition covenant ratios were revised and an additional financial condition covenant ratio, consolidated senior leverage ratio, was added. In addition, charges related to obsolete or slow moving inventory or uncollectible receivables or indebtedness, up to a maximum of $5,000 since September 30, 2004, and transaction fees related to the execution of this amendment are excludable from our Bank EBITDA calculation and the existing limit on restructuring costs excludable from our Bank EBITDA calculation has been increased by $4,000. Fees of approximately $900 were incurred in the first quarter of 2005 to execute this amendment. These fees are classified as deferred financing fees and are being amortized over the remaining life of the related debt.

6. Transactions with Related Parties

        The Company has a deferred compensation payable to one of its directors and a note receivable from the same director. The Company recorded $142 and $134 of interest income on the note receivable for the six months ended June 30, 2004 and June 30, 2005, respectively, and an equal amount of interest expense in the respective periods.

        The Company has entered into a sublease agreement with The Digital Home/Digital Office, LLC for its office space located in Clayton, Missouri for a term to expire on March 1, 2006 at a rate of approximately $9 per month. At the end of the term of the sublease agreement, Digital Home/Digital Office, LLC will acquire the office furniture and equipment at no cost. The Company currently leases this space for a base rent of $15 per month. The acquisition value of the furniture and equipment was $225 and the net book value of these assets at the end of the term will be approximately $79 based on their original useful life. Digital Home/Digital Office, LLC is controlled by Arnold Donald, one of our directors.

        During the six months ended June 30, 2004 and June 30, 2005, the Company issued and paid a dividend of $500 and $642, respectively, to its sole stockholder, Merisant Worldwide, Inc.

7. Commitments and Contingencies

        The Company is committed to a minimum purchase requirement at a fixed price for aspartame, its primary raw material ingredient, from The NutraSweet Company pursuant to a supply agreement that expires on December 31, 2005.

        The Company has an investment in an affiliate located in the Philippines that is accounted for using the equity method. The affiliate, a 50/50 joint venture, distributes sugar substitute sweeteners for the international consumer food markets, primarily under the Equal® and Nutrasweet® brands. In addition to its investment in the joint venture, the Company is committed to a 50% share in any additional joint venture borrowings. As of December 31, 2004 and June 30, 2005, there were no additional joint venture borrowings.

        The Company ordered inventory from third party producers in anticipation of a new product launch in the European markets. The Company decided not to launch the product, but it remains committed to purchase the inventory that has already been produced by its vendors. The total value of the inventory produced is approximately $760. The Company has taken title to $473 of this inventory as of June 30, 2005 and has established an inventory obsolescence reserve of $336 in the six month period ended June 30, 2005 for the portion of this inventory that is currently estimated to be unrecoverable. In addition, the Company may need to compensate these vendors for their investment in equipment to produce the inventory. The total obligation for the equipment investment is estimated at $359. The Company is evaluating options for recovery of a significant portion or all of the asset investment made by the third party producers. Since a determination that any impairment is probable can not be made at this time and any resulting financial implications can not yet be estimated, the financial statements do not include any further potential impact related to this equipment.

        On May 6, 2004, Merisant Manufacturing Australia Pty. Ltd. was served with a complaint in the District Court of Western Australia by an individual alleging that she suffered adverse symptoms after consuming Travacalm brand of motion sickness prevention drug manufactured in 2001 for a pharmaceutical client under a contract manufacturing agreement. Although the Company recently sold its entire interest in Merisant Manufacturing Australia Pty. Ltd., pursuant to the sale agreement, the Company has retained liability for this action. The Company has filed an answer denying the plaintiff's allegations.

        In October, 2004, the Company requested the National Advertising Division of the Council of Better Business Bureaus, referred to as the NAD, to review advertising by McNeil Nutritionals, LLC ("McNeil") for its Splenda® brand tabletop sweetener. The Company believed such advertising to be false and misleading. McNeil refused to participate in such industry self-regulating forum and filed a complaint in the United States District Court for the District of Puerto Rico requesting the court to declare its advertising truthful and not misleading. Because of the filing by McNeil in Puerto Rico, the NAD elected not to review the matter. On November 26, 2004, the Company filed a complaint against McNeil in the United States District Court for the Eastern District of Pennsylvania alleging the same issues as were addressed to the NAD. On January 13, 2005, McNeil voluntarily dismissed its action in Puerto Rico. On March 23, 2005, McNeil filed a motion to amend its answer to the Company's complaint in the Pennsylvania action. McNeil sought to amend its answer to add a counterclaim against the Company alleging that the Company's Equal® Sugar Lite™ packaging and advertising are misleading in that, according to McNeil, on a volumetric basis, Equal® Sugar Lite™ does not deliver half the calories of a cup of sugar. On April 18, 2005, the court granted McNeil's motion to amend. The Company's own investigation has confirmed that when measured by weight, in accordance with the formulation for Equal® Sugar Lite™, measurements for Equal® Sugar Lite™ are correct under the FDA compliance standards, which is generally a measurement by weight. The Company further determined that certain measurements may be volumetrically inaccurate. The manufacturing and packaging process for Equal® Sugar Lite™ has been adjusted to ensure volumetric accuracy, while remaining accurate in accordance with FDA compliance standards based on weight. For the year ended December 31, 2004, gross profit was reduced by $3,208 to increase the allowances against accounts receivable and establish inventory reserves associated with this issue. For the six month period ended June 30, 2005, an adjustment to reduce the reserve by $108 has been recorded due to lower returns than originally anticipated.

        In addition to the matters described above, the Company is subject to various claims, pending and possible legal actions, and other matters arising out of the conduct of the Company's business, including tax uncertainties arising from doing business in various European jurisdictions. The Company believes, based on current knowledge, recorded accruals, and consultation with counsel, that the outcome of such claims and actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

8. Consolidating Guarantor and Non-Guarantor Financial Information

        The following tables set forth the unaudited consolidating statements of operations for the six months ended June 30, 2004 and June 30, 2005, the unaudited statements of cash flow for each of the six month periods ended June 30, 2004 and June 30, 2005 and the unaudited consolidating balance sheets as of December 31, 2004 and June 30, 2005. The following information is included herein as a result of the guarantee by certain of the Company's wholly owned U.S. subsidiaries ("Guarantor Companies") of the Notes. None of the Company's other subsidiaries guarantee the debt. Each of the guarantees is joint and several and full and unconditional.

Unaudited Consolidating Statement of Operations
For the Six Months Ended June 30, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Net sales	$—	$72,033	$98,973	$(3,143)	$167,863
Cost of sales	—	27,946	41,018	(3,143)	65,821

Gross profit	—	44,087	57,955	—	102,042

Operating expenses:
Marketing and selling expenses	—	17,666	30,139	—	47,805
Administration expenses	96	12,770	7,821	—	20,687
Amortization of intangible assets	4,328	—	6,790	—	11,118
Impairment loss on sale of fixed assets	—	—	3,382	—	3,382
Restructuring expenses	—	32	1,768	—	1,800

Total operating expenses	4,424	30,468	49,900	—	84,792

Income (loss) from operations	(4,424)	13,619	8,055	—	17,250

Other expense (income):
Interest income	(5,074)	(11)	(84)	4,903	(266)
Interest expense	16,756	8,434	1,840	(4,903)	22,127
Other expense (income), net	(17,268)	10,123	350	—	(6,795)

Total other expense (income)	(5,586)	18,546	2,106	—	15,066

Income (loss) before income taxes and equity in consolidated subsidiaries	1,162	(4,927)	5,949	—	2,184
Provision (benefit) for income taxes	(977)	1,000	2,064	—	2,087
Equity in consolidated subsidiaries	(2,042)	3,885	—	(1,843)	—

Net income (loss)	$97	$(2,042)	$3,885	$(1,843)	$97

Unaudited Consolidating Statement of Operations
For the Six Months Ended June 30, 2005

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Net sales	$—	$58,597	$99,724	$(3,257)	$155,064
Cost of sales	—	27,913	40,081	(3,257)	64,737

Gross profit	—	30,684	59,643	—	90,327

Operating expenses:
Marketing and selling expenses	—	13,216	27,658	—	40,874
Administration expenses	90	14,351	7,540	—	21,981
Amortization of intangible assets	4,328	—	6,780	—	11,108
Transaction fees	(107)	—	—	—	(107)
Restructuring expenses	—	369	1,543	—	1,912

Total operating expenses	4,311	27,936	43,521	—	75,768

Income (loss) from operations	(4,311)	2,748	16,122	—	14,559

Other expense (income):
Interest income	(6,658)	(201)	(114)	6,503	(470)
Interest expense	23,001	5,424	1,100	(6,503)	23,022
Other expense (income), net	(17,451)	8,643	(85)	—	(8,893)

Total other expense (income)	(1,108)	13,866	901	—	13,659

Income (loss) before income taxes and equity in consolidated subsidiaries	(3,203)	(11,118)	15,221	—	900
Provision for income taxes	—	2,422	1,508	—	3,930
Equity in consolidated subsidiaries	173	13,713	—	(13,886)	—

Net income (loss)	$(3,030)	$173	$13,713	$(13,886)	$(3,030)

Condensed Consolidating Balance Sheet
at December 31, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Assets
Cash and cash equivalents	$245	$—	$8,851	$—	$9,096
Trade accounts receivable, net of allowances	—	21,938	59,716	—	81,654
Other receivables and intercompany receivables	77	8,835	11,664	(7,252)	13,324
Inventories	—	10,909	14,821	—	25,730
Other current assets	597	812	2,619	—	4,028

Total current assets	919	42,494	97,671	(7,252)	133,832
Property and equipment, net	—	26,157	9,175	—	35,332
Trademarks, less accumulated amortization	88,368	—	147,273	—	235,641
Goodwill	—	107,209	—	—	107,209
Deferred financing costs, less accumulated amortization	14,580	—	—	—	14,580
Other non-current assets	4,160	494	1,153	—	5,807
Investment in subsidiary and intercompany debt	350,305	175,429	769	(525,734)	769

Total assets	$458,332	$351,783	$256,041	$(532,986)	$533,170

Liabilities
Accounts payable and intercompany payable	$3,054	$17,313	$16,165	$(6,576)	$29,956
Income taxes payable	2,564	(686)	(1,876)	—	2
Accrued expenses and other liabilities	12,548	17,366	28,863	—	58,777
Current maturities of long-term obligations	10,000	206	—	—	10,206

Total current liabilities	28,166	34,199	43,152	(6,576)	98,941
Long-term obligations and intercompany debt	429,873	181,360	—	(181,227)	430,006
Other liabilities	30,983	3,644	286	—	34,913

Total liabilities	489,022	219,203	43,438	(187,803)	563,860

Stockholder's Equity (Deficit)
Stockholder's equity (deficit)	(30,690)	132,580	212,603	(345,183)	(30,690)

Total liabilities and stockholder's equity (deficit)	$458,332	$351,783	$256,041	$(532,986)	$533,170

MERISANT COMPANY AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars In Thousands)

Unaudited Condensed Consolidating Balance Sheet
at June 30, 2005

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Assets
Cash and cash equivalents	$82	$—	$9,588	$—	$9,670
Trade accounts receivable, net of allowances	—	14,202	52,532	—	66,734
Other receivables and intercompany receivables	151	7,627	9,266	(7,497)	9,547
Inventories	—	22,290	13,551	—	35,841
Other current assets	546	137	2,807		3,490

Total current assets	779	44,256	87,744	(7,497)	125,282
Property and equipment, net	—	23,645	7,715	—	31,360
Trademarks, less accumulated amortization	84,040	—	140,496	—	224,536
Goodwill	—	107,209	—	—	107,209
Deferred financing costs, less accumulated amortization	14,467	—	—	—	14,467
Other non-current assets	3,760	517	1,238	—	5,515
Investment in subsidiary and intercompany debt	345,607	185,970	836	(531,577)	836

Total assets	$448,653	$361,597	$238,029	$(539,074)	$509,205

Liabilities
Accounts payable and intercompany payable	$3,054	$12,189	$13,401	$(6,115)	$22,529
Income taxes payable	2,564	(686)	(913)	—	965
Accrued expenses and other liabilities	15,847	15,229	22,469	—	53,545
Current maturities of long-term obligations	19,111	189	—	—	19,300

Total current liabilities	40,576	26,921	34,957	(6,115)	96,339
Long-term obligations and intercompany debt	421,096	200,724	—	(200,677)	421,143
Other liabilities	24,515	4,370	372	—	29,257

Total liabilities	486,187	232,015	35,329	(206,792)	546,739

Stockholder's Equity (Deficit)
Stockholder's equity (deficit)	(37,534)	129,582	202,700	(332,282)	(37,534)

Total liabilities and stockholder's equity (deficit)	$448,653	$361,597	$238,029	$(539,074)	$509,205

Unaudited Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2004

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Operating activities
Net cash provided by (used in) operating activities	$828	$(2,684)	$24,817	$(1,842)	$21,119

Investing activities
Proceeds from sale of fixed assets	—	209	(74)	—	135
Purchases of property and equipment	—	(4,127)	(1,931)	—	(6,058)

Net cash used in investing activities	—	(3,918)	(2,005)	—	(5,923)

Financing activities
Principal payments on long-term obligations	(3,653)	(123)	—	—	(3,776)
Payment of deferred financing costs	(291)	—	—	—	(291)
Receivable/payable, parent company	6,539	6,731	(15,112)	1,842	—
Dividend to shareholder	(500)	—	—	—	(500)

Net cash provided by (used in) financing activities	2,095	6,608	(15,112)	1,842	(4,567)

Effect of exchange rate on cash	—	—	(205)	—	(205)

Net increase in cash and cash equivalents	2,923	6	7,495	—	10,424
Cash and cash equivalents at beginning of period	56	—	8,777	—	8,833

Cash and cash equivalents at end of period	$2,979	$6	$16,272	$—	$19,257

Unaudited Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2005

	Merisant Company	Guarantor Companies	Non-Guarantor Companies	Consolidating Eliminations	Consolidated
Operating activities
Net cash (used in) provided by operating activities	$(5,143)	$(17,804)	$35,793	$(13,886)	$(1,040)

Investing activities
Proceeds from sale of fixed assets	—	—	65	—	65
Purchases of property and equipment	—	(890)	(459)	—	(1,349)

Net cash used in investing activities	—	(890)	(394)	—	(1,284)

Financing activities
Borrowings under long-term obligations	10,000	—	—	—	10,000
Principal payments on long-term obligations	(4,889)	(103)	—	—	(4,992)
Payment of deferred financing costs	(1,133)	—	—	—	(1,133)
Receivable/payable, parent company	1,644	18,797	(34,327)	13,886	—
Dividend to shareholder	(642)	—	—	—	(642)

Net cash provided by (used in) financing activities	4,980	18,694	(34,327)	13,886	3,233

Effect of exchange rate on cash	—	—	(335)	—	(335)

Net (decrease) increase in cash and cash equivalents	(163)	—	737	—	574
Cash and cash equivalents at beginning of period	245	—	8,851	—	9,096

Cash and cash equivalents at end of period	$82	$—	$9,588	$—	$9,670

        Until November 28, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Exchange Offer for

$225,000,000

9 1/2% Senior Subordinated Notes due 2013

PROSPECTUS

August 29, 2005

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TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
PRESENTATION OF FINANCIAL INFORMATION
INDUSTRY AND MARKET DATA
TRADEMARKS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE EXCHANGE NOTES
SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
MERISANT COMPANY AND SUBSIDIARIES Consolidated Balance Sheets (Dollars In Thousands, Except Share and Per Share Amounts)
MERISANT COMPANY AND SUBSIDIARIES Consolidated Statements of Operations and Comprehensive Income (Loss) (Dollars In Thousands)
MERISANT COMPANY AND SUBSIDIARIES Consolidated Statements of Stockholder's Equity (Deficit) (Dollars in Thousands)
MERISANT COMPANY AND SUBSIDIARIES Consolidated Statements of Cash Flows (Dollars in Thousands)
MERISANT COMPANY AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars In Thousands)
MERISANT COMPANY AND SUBSIDIARIES Unaudited Consolidated Balance Sheets (Dollars In Thousands, Except Share and Per Share Amounts)
MERISANT COMPANY AND SUBSIDIARIES Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss) (Dollars In Thousands)
MERISANT COMPANY AND SUBSIDIARIES Unaudited Consolidated Statements of Stockholder's Deficit (Dollars In Thousands)
MERISANT COMPANY AND SUBSIDIARIES Unaudited Consolidated Statements of Cash Flows (Dollars In Thousands)
MERISANT COMPANY AND SUBSIDIARIES Notes to Unaudited Consolidated Financial Statements (Dollars In Thousands)
Unaudited Consolidating Statement of Operations For the Six Months Ended June 30, 2004
Unaudited Consolidating Statement of Operations For the Six Months Ended June 30, 2005
Condensed Consolidating Balance Sheet at December 31, 2004
MERISANT COMPANY AND SUBSIDIARIES Notes to Unaudited Consolidated Financial Statements (Continued) (Dollars In Thousands)
Unaudited Condensed Consolidating Balance Sheet at June 30, 2005